Exhibit (f)

DESCRIPTION OF NEW SOUTH WALES AND NEW SOUTH WALES TREASURY CORPORATION

FORWARD-LOOKING INFORMATION

This report (“Report”) contains forward-looking statements. Statements that are not historical facts, including statements about the New South Wales Treasury Corporation’s (the “Corporation”) and New South Wales’s (the “State,” “Government”, “New South Wales” or “NSW”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe,” “may,” “will,” “should,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor NSW undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and NSW believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of New South Wales’ major trading partners;

•	the effects, both internationally and in Australia, of any further global financial crisis, any subsequent economic downturn, Europe’s economic, banking and sovereign debt situation, any stalling of the United States recovery and the effect of the decline in oil and other commodity prices;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in NSW’s domestic consumption;

•	changes in NSW’s labor force participation and productivity;

•	exchange rate fluctuations;

•	downgrades in the credit ratings of NSW and Australia;

•	changes in the rate of inflation in NSW;

•	changes in environmental and other regulation; and

•	changes to the distribution of revenue from the Commonwealth of Australia Government to the States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The fiscal year of the Corporation and NSW is July 1 to June 30. Unless otherwise indicated, annual information presented in this Report is based on fiscal years. In this Report, the fiscal year that began on July 1, 2013 and ended on June 30, 2014 is referred to as “2013-14” and previous and subsequent fiscal years are referred to using the same convention.

The financial statements of the Corporation and the NSW Total State Sector Accounts have been prepared in accordance with Australian Accounting Standards (“AAS”) adopted by the Australian Accounting Standards Board (“AASB”) under the Public Finance and Audit Act 1983 of New South Wales. For reporting periods beginning on or after January 1, 2005, the AAS include the Australian Equivalents to International Financial Reporting Standards (“AEIFRS”).

Furthermore, financial reporting of the General Government sector complies with the accrual based accounting and reporting principles of AASB 1049 Whole of Government and General Government Sector Financial Reporting. This standard was applied for the first time to the 2008-09 fiscal year and harmonizes the reporting principles of AAS and Government Finance Statistics. The financial statements of prior reporting periods have been restated to AASB 1049 principles on a best endeavors basis to ensure that performance trends can be assessed on a comparable basis.

Pursuant to the Public Finance and Audit Act 1983 of New South Wales, the Auditor-General of New South Wales (the “Auditor-General”) has audited the financial statements included elsewhere in this Report of the Corporation and the NSW Total State Sector Accounts, in each case, for the fiscal years ended June 30, 2012, 2013 and 2014.

In respect of the financial statements of the Corporation for the fiscal years ended June 30, 2012, 2013 and 2014, the Auditor-General issued unmodified independent audit reports.

In respect of the NSW Total State Sector Accounts for the fiscal years ended June 30, 2013 and 2014, the Auditor-General also issued an unmodified independent audit report. The June 30, 2013 report eliminated the audit qualifications reported for the fiscal years ended June 30, 2012 and 2011, including audit qualifications regarding building valuations, land and infrastructure holdings and the recognition of archives. For further details, see note (1) — “Principles of Consolidation” to the NSW Total State Sector Accounts for the fiscal years ended June 30, 2011, 2012 and 2013.

AASB 119 Employee Benefits (based on International Accounting Standard IAS 19)(“AASB 119”) has been effective since July 1, 2013 and has already been incorporated as part of the State’s 2014-15 Budget. AASB 119 modifies the measurement of defined benefit superannuation expenses in the State’s statement of comprehensive income. This change was also incorporated in the State’s audited financial statements for 2013-14.

The State adopted the revised AASB 119 retroactively in 2013-14. While future franking credits arising on the fund’s investment income offset contribution tax, the revisions to AASB 119 require the superannuation contributions tax payable to be applied to the gross liabilities after taking account of administration costs and death and disability premiums.

For 2013-14, this change increased the net defined benefit superannuation liability of the General Government sector by A$6,553 million (compared to a A$6,443 million increase in 2012-13), which also increased the associated superannuation service cost and net interest expense by A$353 million (compared to a A$340 million in 2012-13).

Because future franking credits are expected to be available to offset the future superannuation contributions tax payable, the State is not expecting a cash impact from this revision to AASB 119.

Statistical information reported herein has been derived from official publications of, and information supplied by, a number of departments and agencies of the State, including its Treasury, the Commonwealth of Australia, the Reserve Bank of Australia (the “RBA”) and the Australian Bureau of Statistics (“ABS”). Some statistical information has also been derived from information publicly made available by the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (“OECD”). Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source. In addition, statistics and data published by a department or agency of New South Wales or the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology. Certain historical statistical information contained herein is based on estimates that the Corporation and/or NSW, including its departments or agencies, believe to be based on reasonable assumptions. The official financial and economic statistics of New South Wales and the Commonwealth of Australia are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While neither the Corporation nor NSW currently expects any such revisions to be material, no assurance can be given that material changes will not be made.

Except where otherwise specified herein, the most recent economic and statistical information reported herein provided by departments and agencies of the State, including its Treasury, is from New South Wales Treasury’s 2014-15 Budget, released on June 17, 2014. Updates to the financial projections and forward estimates to 2017-18 contained in the 2014-15 Budget, along with a discussion of performance against the 2014-15 Budget, were reported in the 2014-15 Half-Yearly Review released on December 18, 2014 (the “2014-15 Half-Yearly Review”). A copy of the 2014-15 Half-Yearly Review is filed as exhibit (g) to the Annual Report on Form 18-K for 2013-14 of the Corporation and NSW. Please refer to the 2014-15 Half-Yearly Review for the updated information. A summary of the 2014-15 Half-Yearly Review is set forth below under “2014-15 Half-Yearly Review Summary”.

Since the ABS adopted the Australian and New Zealand Standard Industrial Classification (“ANZSIC”) 2006 industry classifications, the “Property & Business Services” sector has been broken down into “Rental, Hiring & Real Estate Services”, “Professional, Scientific & Technical Services” and “Administrative & Support Services”. These three industries are re-aggregated herein to more accurately analyze impacts on NSW’s predominantly service-based economy.

Statistical information contained herein relating to the number of persons employed in a given industry for any four quarters has been derived from ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, by taking the average of the number of persons employed over the four quarters ending in the reference quarter. This averaging has been done to account for data volatility between the individual quarters. This volatility has increased as a result of a change in sampling methodology by the ABS. In April 2008, the ABS announced they would be reducing the sample size of the labor force survey, thereby increasing the volatility of the estimates, although the ABS stated their belief that the survey would remain representative of the Australian labor market. In May 2009, the ABS announced the survey sample size would be progressively reinstated to previous levels between July 2009 and December 2009. Since the release of December 2009 labor force data in January 2010 the labor force survey has been based on a fully reinstated sample.

Any discrepancies between totals and sums of components in this Report are due to rounding.

CERTAIN TERMS AND CONVENTIONS

In this Report, references to “A$” or “$” are to Australian dollars and references to “U.S. dollars” or “US$” are to United States dollars. See “Currency of Presentation and Exchange Rates” for information regarding the rates of conversion of Australian dollars into U.S. dollars for preceding periods.

In this Report, references to “€” are to the single European currency adopted by certain participating Member States of the European Union as of January 1, 1999 and references to “JPY” are to Japanese yen.

Except as otherwise required by the context, references in this Report to the “Corporation,” “we,” “us” or “our” are to New South Wales Treasury Corporation, and references to “NSW”, the “Government” or the “State” are to New South Wales.

2014-15 HALF-YEARLY REVIEW SUMMARY

For more current economic information and analysis, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2013-14 of the Corporation and NSW. The 2014-15 Half-Yearly Review provides estimates of the 2014-15 aggregates incorporating amendments to AASB 119. An explanation of the budgetary impact of amendments to AASB 119 can be found in Box 3.1 of the 2014-15 Half-Yearly Review.

Below is a summary of the highlights from the 2014-15 Half-Yearly Review:

•	Economy. The IMF expects the global economy to grow by 3.3% in 2014-15, 0.4% lower than expected at the 2014-15 Budget. Recent falls in global commodity prices are expected to inhibit growth of Australian net exports, terms of trade and business investment. The consequent decline in national income growth is expected to inhibit the growth of NSW’s domestic demand and labor market. As a result, the NSW economy is expected to expand at a slightly slower pace than forecast in the 2014-15 Budget.

The forecast for NSW real Gross State Product (“GSP”) growth in 2014-15 has been revised down by 0.25% to 2.75%, and is expected to be 3.00% in 2015-16. The average NSW unemployment rate in 2014-15 is now forecast to be 0.25% higher than forecast in the Budget at 5.75%

NSW demand in 2014-15 and 2015-16 is expected driven by continued solid household consumption, an increase in non-mining business investment, sustained strength in dwelling investment, and high levels of Government investment. This local strength, however, is expected to be tempered by weaker overseas and interstate trade resulting from softer external conditions than anticipated at the 2014-15 Budget.

There remains a high level of uncertainty around both the global and Australian economic outlooks. While the State has a significant infrastructure program over the forward estimates which is expected boost economic activity, the timing and extent to which non-mining business investment becomes a major source of growth, both in Australia as a whole and in New South Wales, remains a key uncertainty. There is also some uncertainty around whether current housing market conditions will persist.

•	Revised Budget Forecasts. The NSW Budget is expected to operate at a surplus through 2017-18. However, the surpluses now projected over 2015-16 to 2017-18 are softer than those forecast at the time of the 2014-15 Budget. These softer outcomes reflect both expected weaker revenues and expense revisions.

According to the 2014-15 Half-Yearly Review, the Budget result for 2014-15 is forecast to be a surplus of A$272 million. This is A$555 million, or around 0.8% of expected revenues, stronger than the 2014-15 Budget forecast of a A$283 million deficit, and mainly reflects an upwards revision in forecast revenue associated with higher than anticipated transfer duties. This result would be in surplus by A$588 million, compared to A$1,209 million forecast at Budget, if not for the additional adjustments associated with the revisions to AASB 119.

Although the Budget result is expected to operate at a surplus from 2015-16 through 2017-18, the total surpluses projected over that period are now lower than at Budget. Compared to the 2014-15 Budget, total NSW revenues are forecast to increase by A$745 million in 2014-15 and decrease by around A$423 million from 2015-16 to 2017-18. Revenues in 2014-15 are forecast to be stronger than thought in the 2014-15 Budget due to higher revenues from transfer duties, partially offset by lower revenues expected from payroll taxes and mining royalties. Total dividend and income tax equivalent payments, predominantly from the water sector, as well as interest receipts were all higher than expected at Budget. Beyond 2014-15, the softer revenue outlook reflects an assumed steadying in the property market, leading to smaller transfer duty contributions, together with downward revisions to payroll tax and mining royalties. Further, dividends from the State’s electricity network and distribution businesses are forecast to reduce after the Australian Energy Regulator’s new pricing determination scheme begins on July 1, 2015.

Relative to the 2014-15 Budget, NSW expenses are forecast to increase by A$190 million in 2014-15 and around A$1,500 million from 2015-16 to 2017-18. Upward revisions to estimated superannuation expenses account for the bulk of the variations, comprising an additional A$841 million due to the adoption of the revisions to AASB 119 and A$197 million from actuarial changes based on a movement in underlying economic assumptions. The contribution from new policy measures is modest, at around A$395 million from 2015-16 to 2017-18.

The table below shows the revised estimates for the 2014-15 Budget result. The estimates continue to show strong fiscal results, with surpluses projected across the forward estimates

General Government Budget Results

General Government Budget Results	2013-14 (1)	2014-15	2015-16	2016-17	2017-18
	(A$ million)
2014-15 Budget	988	(283)	660	2,155	1,666
2014-15 Half-Yearly Review	1,247	272	402	1,096	1,038

(1)	As at the 2014-15 Half-Yearly Review, 2013-14 is an actual outcome.

The weaker Budget results from 2015-16 to 2017-18 relative to the 2014-15 Budget forecasts are reflected in the State’s revised net lending position, which is also expected to weakened from 2015-16 to 2017-18 as shown in the table below. Nevertheless, the State believes a better than expected net lending result for 2013-14 will provide a stronger base for 2014-15 and beyond.

General Government Net Lending Results

General Government Net Lending Results	2013-14 (1)	2014-15	2015-16	2016-17	2017-18
	(A$ million)
2014-15 Budget	(1,477)	(3,717)	(1,628)	(260)	(75)
2014-15 Half-Yearly Review	(1,236)	(3,243)	(2,011)	(1,666)	(950)

(1)	As at the 2014-15 Half-Yearly Review, 2013-14 is an actual outcome.

The 2014-15 Half-Yearly Review projects net financial liabilities for the NSW General Government sector to be A$65.7 billion at June 30, 2015, which is A$10.2 billion higher than expected in the 2014-15 Budget. The expected deterioration mainly reflects the impact of the revised actuarial valuation of superannuation liabilities following changes to underlying economic assumptions and the adoption of the revisions to AASB 119.

Net debt has improved and is now projected to be A$9.3 billion at June 30, 2015, $A3.1 billion lower than the A$12.4 billion estimate at the 2014-15 Budget. This variance recognizes the improved operating result for 2013-14 and the receipt of proceeds from the long-term lease of Macquarie Generation assets.

The 2014-15 Half-Yearly Review projects net debt to be A$10.7 billion at June 30, 2018, A$2.0 billion below the A$12.7 billion estimated in the 2014-15 Budget.

General Government Net Financial Liabilities and Net Debt

	As at June 30,
	2014(1)	2015	2016	2017	2018
Net Financial Liabilities
2014-15 Budget (A$ million)	58,222	55,467	55,007	53,331	52,320
2014-15 Budget (% of GSP)	11.8	10.7	10.1	9.3	8.7
2014-15 Half-Yearly Review (A$ million)	69,716	65,710	62,299	59,096	56,665
2014-15 Half-Yearly Review (% of GSP)	14.2	12.7	11.5	10.3	9.4
Change	11,494	10,243	7,292	5,765	4,345
Net Debt
2014-15 Budget (A$ million)	8,572	12,364	13,649	13,736	12,744
2014-15 Budget (% of GSP)	1.7	2.4	2.5	2.4	2.1
2014-15 Half-Yearly Review (A$ million)	6,869	9,308	10,485	11,455	10,679
2014-15 Half-Yearly Review (% of GSP)	1.4	1.8	1.9	2.0	1.8
Change	(1,703)	(3,056)	(3,164)	(2,281)	(2,065)

(1)	As at the 2014-15 Half-Yearly Review, 2013-14 is an actual outcome.

Restraining annual expense growth to equal to or less than long term revenue growth continues to be a goal of the Government. Forecasts of average revenue growth from 2014-15 to 2017-18 have declined since the release of the 2014-15 Budget by 0.4% to 3.2%, largely due to expected weaker payroll tax revenues, mining royalties and lower dividends and tax equivalent payments from the State’s electricity network and distribution businesses due to the Australian Energy Regulator’s draft pricing determination. At the same time, annual expense growth over the same four year period is estimated to average 3.4%, unchanged from the 2014-15 Budget forecast and only slightly higher than expected revenue growth.

Growth in Revenue and Expenses

	Four year average growth 2014-15 to 2017-18
	Revenue %	Expense %
2014-15 Budget	3.6	3.4
2014-15 Half-Yearly Review	3.2	3.4

Expected average annual growth in employee expenses in the 2014-15 Half-Yearly Review is 4.2%, slightly higher than the 2014-15 Budget estimate of 4.0%.

Expense growth continues to be impacted by large capital grants for rail infrastructure projects. Consistent with agency reform in the transport sector, the treatment of the rail sector grants is being reviewed.

•	Infrastructure Investment. Over the four years to 2017-18, the 2014-15 Half-Yearly Review estimates State infrastructure investment to total around A$62.2 billion, approximately A$700 million higher than the 2014-15 Budget estimate. This infrastructure investment comprises the aggregate capital expenditure of the General Government sector and the Public Non-financial Corporation (“PNFC”) sector. While capital spending in 2014-15 is expected to be consistent with Budget estimates, the increased spending from 2015-16 to 2017-18 is due to new spending initiatives, especially in the Healthcare sector.

The NSW Government is continuing with its asset recycling strategy through the Restart NSW Fund Act 2011. The objective of the Restart NSW is to promote economic growth and productivity by funding the delivery of major infrastructure projects. Restart NSW has been capitalized from the proceeds of divestment transactions and other sources, including Waratah bonds and windfall tax revenues. The long-term lease of Port Botany and Port Kembla allowed the Government to fund its commitment to the WestConnex motorway. See “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions” for more details. Other recently completed transactions include the long-term lease of the Port of Newcastle and the sale of the assets of Macquarie Generation. See “New South Wales Government Finances — Business Asset Transactions —Upcoming Transactions” for more details. Further, the Government has announced that, provided it receives a mandate at the next election on March 28, 2015, it will proceed with the long-term lease of 49% of the New South Wales electricity network. The State believes these reforms are essential to remedy the State’s infrastructure backlog without placing further pressure on net debt and the cost of borrowing.

NEW SOUTH WALES TREASURY CORPORATION

New South Wales Treasury Corporation was established in June 1983 under the provisions of the Treasury Corporation Act 1983 (NSW) (the “TCA”). The TCA states the principle objective of the Corporation is “to provide financial services for, or for the benefit of, the Government, public authorities and other public bodies”. The Corporation is the central financing agency for the New South Wales Government and for all public authorities within the provisions of the Public Authorities (Financial Arrangements) Act 1987 (NSW) (the “PAFA Act”).

The Corporation is empowered to enter into all forms of financial accommodation, and funds borrowed by the Corporation are lent to the relevant public authorities or the NSW Government. Under regulations adopted under the PAFA Act, any financial accommodation provided by the Corporation to any public authority of NSW is guaranteed by The Crown in Right of New South Wales pursuant to section 22A(1) of the PAFA Act. Funds raised by the Corporation are invested by it pending advances to such borrowers.

The Corporation also provides liability and asset management services for authorities and the NSW Government. On March 11, 2014, the NSW Treasurer announced that the Corporation would assume responsibility for funds management activities for approximately A$65 billion of assets held by NSW’s three largest asset managers, which include the Corporation, SAS Trustee Corporation (“STC”) and Safety, Return to Work and Support (“SRWS”). The Corporation’s funds management responsibilities include appointment of investment managers, due diligence investigations, reporting and funds administration and operations. Responsibility for the investment objectives, risk management and asset allocation of the funds controlled by the Corporation, STC and SRWS remains with each of the separate entities and their respective Board of Directors.

Investors in the securities of the Corporation issued in respect of borrowings obtained by the Corporation are provided, under the provisions of the PAFA Act, with security by way of a charge on the income and revenue of the Corporation. All funds lent by the Corporation to public authorities are in turn secured on the income and revenue of those authorities.

Securities issued by the Corporation issued in respect of borrowings obtained by the Corporation are guaranteed by The Crown in Right of New South Wales under the PAFA Act. NSW’s guarantee for the borrowings of the Corporation is payable from the fund formed under Part 5 of the Constitution Act of 1902 (NSW) constituting all public moneys collected, received or held by any person for or on behalf of NSW (the “Consolidated Fund”) without the need for further legislative approvals.

The Corporation is not subject to any direct Federal income taxes in the Commonwealth of Australia or NSW State taxes. However, the Corporation is subject to tax equivalent payments to the NSW Government. The Corporation is also subject to the Commonwealth of Australia GST and the Commonwealth of Australia Fringe Benefit Tax.

The Corporation is not regulated by the Australian Prudential Regulation Authority (“APRA”) or the Australian Securities and Investments Commission, which regulate most Australian financial markets operators. The Corporation’s activities are reviewed and monitored by a number of external entities, including the Treasurer of New South Wales, the New South Wales Treasury and the New South Wales Auditor-General. The Corporation is committed to governance matters by working with its Board of Directors and an external professional major accounting firm to continually develop its internal governance awareness in line with recent industry pronouncements.

The Board policies of the Corporation are determined by its Board of Directors. The operations of the Corporation are managed by the Chief Executive in accordance with such policies and directions as may be given by the Board. Anything undertaken in the name of or on behalf of the Corporation by the Chief Executive, or with his authority, is taken to have been performed by the Corporation. The Corporation is subject to the control and direction of the Treasurer of New South Wales.

The principal office of the Corporation is at Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia and its telephone number is (612) 9325-9325.

Board Members

The present Board Members of the Corporation are as follows:

•	Philip Gaetjens BA (Hons), Grad Dip Prof Acc—Chairperson of the Board; also Secretary of New South Wales Treasury. Board Member, Infrastructure NSW (“INSW”); Chairperson, NSW Government’s ICT Board and Procurement Board. Over 35 years of public policy experience in the Commonwealth of Australia Government and State Governments.

•	Tim Spencer BEc (Hons)—Deputy Chairperson of the Board, Member of Human Resources Committee. Deputy Secretary of Commercial Policy and Financing within NSW Treasury since 2012. Director, Port Botany Lessor Pty Ltd; and Director, Port Kembla Lessor Pty Ltd. Previously held senior appointments in Queensland Treasury, the South Australian Department of Treasury and Finance, the ACT Office of Financial Management and the Queensland Departments of Energy and Premier and Cabinet.

•	Ilana Atlas BJuris (Hons), LLB (Hons), LLM—Non-executive Director, Member of Human Resources Committee. Director, Australia and New Zealand Banking Group Limited; Director, Coca-Cola Amatil Limited; Director, Westfield Corporation Limited & Westfield Holdings Limited (to June 30, 2014); Director, Human Rights Law Centre; Chairman, Bell Shakespeare Company; Pro-Chancellor, Australian National University (to June 30, 2014); Director, Oakridge Wines Pty Limited; Member, Commonwealth Public Service Medal Committee and appointed to the Australian Institute of Company Directors Corporate Governance Committee. Former Group Executive at Westpac Group and former partner at law firm King & Wood Mallesons.

•	Philip Chronican BCom (Hons), MBA (Dist)—Non-executive Director, Chairperson of Audit and Risk Committee. Over 30 years of experience in banking and finance industry. Chief Executive Officer Australia, Australia and New Zealand Banking Group Limited. Former Group Executive, Westpac Institutional Bank and former Chief Financial Officer, Westpac Banking Corporation.

•	Stephen Knight BA, FAICD—Chief Executive of the Corporation and Chairman, TCorp Nominees Pty Limited. Over 30 years of experience in banking and public sector, financial management. Director, Australian Financial Markets Association Limited; Committee Member, Financial Services Council Investment Board; and Member, CEDA NSW Advisory Council.

•	Hon. Alan Stockdale BA, LLB—Non-executive Director, Member of Audit and Risk Committee. Chairman, Medical Research Commercialisation Fund Pty Ltd; Federal President, Liberal Party of Australia (to June 28, 2014); Member of the Advisory Board of Lazard Australia Pty Ltd ; Chairman, Master Builders’ Association of Victoria Foundation; Chairman, City West Water; Syndicate Chairman, CEO Institute; Consultant, Yarris Pty Ltd; Consultant, Maddocks Lawyers; Strategic Adviser to the CEO, Metro Trains Melbourne Pty Ltd; Director, EC Strategies Pty Ltd; and Chairman, Advisory Board of CareerLounge Pty Ltd (Voluntary). Barrister for 12 years. Member of Victorian Parliament for 15 years. Former Treasurer of Victoria and Minister for Information Technology and Multimedia. Former Executive Director, Macquarie Bank Limited.

•	Kerry Schott BA (Hons), MA, DPhil—Non-executive Director, Chairperson of Human Resources Committee. Director, Infrastructure Australia; Director; Whitlam Institute and Patron, National Advisory Board of Infrastructure Partnerships Australia; Member, Advisory Board of Deutsche Asset & Wealth Management; Board Member of NBN Co; Chair, Moorebank Intermodal Company Ltd and Member, Macquarie University Council. Former Managing Director and Chief Executive of Sydney Water; Deputy Secretary of NSW Treasury; Managing Director of Deutsche Bank Australia and Executive Vice President of Bankers Trust Australia.

•	Peter Warne BA, FAICD—Non-executive Director, Member of Audit and Risk Committee. Director, Macquarie Group Ltd and Macquarie Bank Ltd; Director, ASX Limited; ASX Clearing Corporation Ltd; Chairman, ALE Property Group; Director, Crowe Horwath Australasia Ltd; Director, Securities Exchanges Guarantee Corporation Limited; Director, Securities Research Centre of Asia Pacific Limited; Patron, Macquarie University Foundation; Member, Advisory Board of the Australian Office of Financial Management; Chairman, St. Andrew’s Cathedral School Foundation and School Foundation and Chairman, OzForex Group Limited. Former head of Bankers Trust Australia Limited Financial Markets Group for 11 years.

Each Board Member’s business address is Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia.

Directors must monitor and disclose any actual or potential conflicts of interest as they arise. The TCA requires any director who has a pecuniary interest in a matter being considered or to be considered by the Board to declare the nature of the interest. These declared interests are recorded in a publicly available register. Unless the NSW Treasurer determines otherwise, the director is required not to attend at the Board meeting or to take part in decisions about matters relating to declared pecuniary interests. Certain of the members of the Corporation’s Board are also directors of other New South Wales Government entities which may also be clients of the Corporation.

Audit and Risk Committee

The Corporation’s Audit and Risk Committee is an advisory body to the Corporation’s Board of Directors on issues relating to internal and external audit, financial reporting and other accountabilities.

The objective of the Audit and Risk Committee is to provide independent assistance to the Board by overseeing, monitoring and reporting on:

•	the Corporation’s governance, risk and control frameworks (including internal and external audit functions) and its external accountability requirements; and

•	the Corporation’s annual financial statements.

The present members of the Audit and Risk Committee of the Corporation are Philip Chronican (Chair), Peter Warne and Hon. Alan Stockdale.

Human Resources Committee

The Corporation’s Human Resources Committee is an advisory body to the Corporation’s Board of Directors on issues relating to the Corporation’s human resources.

The objectives of the Human Resources Committee are to:

•	reassure the Board that effective plans are in place to continuously improve the return on the Corporation’s investment in human resources; and

•	advise the Board on specific issues such as human resources policies, programs to develop skills of the Corporation’s employees and succession planning.

The present members of the Human Resources Committee are Kerry Schott (Chair), Ilana Atlas and Tim Spencer.

Subsidiaries

The Corporation owns all of the issued share capital in TCorp Nominees Pty Limited (“TCorp Nominees”), a company incorporated in the State of New South Wales. TCorp Nominees’s directors are Stephen Knight, Chief Executive of the Corporation, Clare Mifsud, General Counsel of the Corporation, and Paul Smith, Chief Operating Officer of the Corporation.

The principal activity of TCorp Nominees consists of participating in financial transactions in conjunction with the Corporation. There were no substantial transactions between the Corporation and TCorp Nominees during the year ended June 30, 2014. On a consolidated basis, TCorp Nominees provides no additional assets or liabilities to the Corporation’s balance sheet.

Financial Information

As at June 30, 2014, the Corporation had approximately A$78.2 billion in assets and approximately A$78.0 billion in liabilities compared to A$72.7 billion in assets and A$72.6 billion in liabilities at June 30, 2013.

The Corporation’s Compliance and Risk Management Strategy

The Corporation’s compliance and risk management strategy is established by its Board of Directors and aims to identify and manage the risks associated with the Corporation’s business. The compliance and risk management strategy documents the process for ensuring the effective management of risk through a system of governance frameworks, internal controls, operational procedures and external review.

As part of the Corporation’s governance framework, the Audit and Risk Committee acts as an advisory body to the Corporation’s Board on internal and external audit functions, operational risk management and financial reporting.

The Corporation operates under self-imposed capital requirements based on prudential statements published by APRA. Within these Corporation specific capital constraints, the Corporation manages market, credit and operational risks to ensure that the level of its capital is sufficient to cover the financial risks incurred in the Corporation’s daily business.

Market Risk

The Corporation uses a Value-at-Risk model based on historical data simulation to assess capital requirements arising from market risk. The model captures the potential for loss of earnings or changes in the value of the Corporation’s assets and liabilities arising from movements in interest rates and key credit spreads and from fluctuations in the prices of bonds or other financial instruments.

Credit Risk

In conducting its business, the Corporation invests in high-grade financial assets issued by parties external to the whole of the New South Wales Government grouping. Credit exposures are monitored daily against Board approved limits.

Operational Risk

Operational risk can arise from events such as settlement errors, system failures, procedural breakdowns and external factors. The Corporation reviews all possible risks of this nature, assesses the mitigating factors and controls and evaluates the residual risks. The Corporation uses risk-management software to aid the identification and measurement of risk and implementation of associated internal controls. High risks are managed by improving procedures and process flows, ensuring segregation of duties, insurance cover and business continuity plans. The Corporation allocates capital to cover operational risk.

External Independent Auditor

The Corporation is audited annually by the Audit Office of New South Wales, which reports directly to the New South Wales Parliament. The PAFA Act further promotes independence of the Audit Office by ensuring that Parliament, not the Executive Government, can remove the Auditor-General and by precluding the provision of non-audit services to all public sector agencies. PricewaterhouseCoopers is engaged by the Corporation to undertake internal audit projects as agreed by the Audit and Risk Committee under the Corporation’s Audit and Risk Committee and Internal Audit Charters and to report findings independently to the Audit and Risk Committee.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

The Corporation and NSW publish their financial statements in Australian dollars. The Corporation’s and NSW’s fiscal years each end on June 30 of each year. The following table sets forth, for the fiscal years indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers of Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per A$1.00. Also set forth below are the high and low noon buying rates for each of the last full six months. On December 12, 2014, the noon buying rate was A$1 = US$0.8268.

Fiscal Year Ended June 30,	At Period End	Average Rate(1)	High	Low
2006	0.7423	0.7472	0.7781	0.7056
2007	0.8491	0.7925	0.8491	0.7407
2008	0.9562	0.9042	0.9644	0.7860
2009	0.8055	0.7423	0.9797	0.6073
2010	0.8480	0.8837	0.9369	0.7751
2011	1.0732	0.9997	1.0970	0.8380
2012	1.0236	1.0388	1.1026	0.9453
2013	0.9165	1.0222	1.0591	0.9165
2014	0.9427	0.9140	0.9705	0.8715

	2014
	June	July	August	September	October	November	December(2)
High	0.9430	0.9488	0.9352	0.9376	0.8904	0.8737	0.8521
Low	0.9250	0.9301	0.9263	0.8737	0.8675	0.8520	0.8265

(1)	The average of the noon buying rates on the last day of each month during the period.
(2)	Through December 12, 2014.

THE STATE OF NEW SOUTH WALES

General

New South Wales is Australia’s largest state by population, with approximately 7.5 million people, or about 32% of Australia’s total population as at March 31, 2014 (latest available). The majority of NSW’s population, approximately 4.4 million people, is concentrated in the Sydney metropolitan area. Other significant regional centers include Newcastle (425,900) and Wollongong (286,600).1

[1]	Populations for Sydney, Newcastle and Wollongong are approximate and as at June 30, 2013 (latest available,).

QUEENSLAND
SOUTH AUSTRALIA
VICTORIA
ACT
SYDNEY
NEWCASTLE
WOLLONGONG
CANBERRA
Tweed Heads
Lismore
Grafton
Coffs Harbour
Port Macquarie
Taree
Glen Innes
Armidale
Tamworth
Moree
Walgett
Bourke
Cobar
Nyngan
Dubbo
Broken Hill
Maitland
Gosford
Orange
Bathurst
Lithgow
Katoomba
Cowra
Young
Yass
Goulburn
Griffith
Hay
Narrandera
Wagga Wagga
Albury
Deniliquin
Cooma
Bega
Eden
0
100
200
300
Kilometres
Department of Lands

NSW has the largest and most diversified economy of all the Australian States. In 2013-14 (the latest fiscal year for which data is available), NSW made up 31.3% of the national economy in terms of real output, significantly more than the next two largest States of Victoria (22.0%) and Queensland (18.9%). In terms of real output share (defined as an industry’s share of real Total State Gross Value Added (“GVA”)), the dominant industries in the NSW economy are Property and Business Services2, Finance and Insurance Services and Manufacturing. Furthermore, Sydney is well-known and regarded as a major financial hub within the Asia-Pacific region and globally.

The State has a large, skilled and multi-lingual workforce. At May 31, 2014 (latest available data), approximately 51.9% of NSW’s population aged between 15 to 74 held tertiary qualifications — higher than the national average of 50.9%. This included over 1.5 million people with vocational qualifications.3

[2]	Since the ABS has adopted ANZSIC 2006 classifications, “Property & Business Services” has been broken down by “Rental, hiring and real estate services”, “Professional, scientific and technical services” and “Administrative and support services”. For the purposes of this Report, these categories have been re-aggregated in order to more accurately capture impacts on the predominantly services-based NSW economy.
[3]	Source: Australian Bureau of Statistics, Education and Work, Australia, May 2014, (ABS 6227.0.).

Government of NSW

NSW forms a part of the federation known as the “Commonwealth of Australia”, with the Australian Constitution providing for a division of responsibilities between the State and Federal levels of government. The Australian Government is responsible for issues of national interest, such as foreign policy, defense, currency and banking. It is also primarily responsible for overall economic management through fiscal policy, monetary policy and exchange rate management. The Australian Government has the exclusive power to impose customs and excise duties, and exercises the power concurrently with the States to levy other forms of taxation.

NSW retains autonomy and control over those areas for which it is constitutionally responsible. These include health, education, transport networks (including roads, rail and ports), public order and safety and business regulation. As such, the focus of the NSW Government is on the allocative and productive efficiency of service delivery, regulatory policy and taxation.

The NSW Parliament is the oldest parliament in Australia, being first established in 1856. It consists of two chambers, the Legislative Assembly and the Legislative Council. The leader of the NSW Government (the “Premier”) must come from the Legislative Assembly, although Ministers may come from either chamber.

Currently the party holding Government is the Liberal Party of Australia, which came to office in March 2011, following the March 26, 2011 election. The current Premier of NSW is the Honorable Michael Baird, who was sworn in as Premier in April 2014.

The next State election will be held on March 28, 2015.

The executive power of the State is formally exercised by the Governor of New South Wales (the “Governor”), who represents the Crown. This power is exercised on the advice of and through the Ministers, who are responsible to the Parliament. The Governor and Ministers form the Executive Council, which is the supreme executive authority in NSW and the formal, official arm of the Government. The Executive Council gives legal authority to proclamations, regulations, appointments to the public service, judiciary, and other public positions (such as officers of the Parliament), and commissions for officers of the police force.

In practice, the executive power of the State is exercised by the “Cabinet” or “Ministry” (which in New South Wales, consists of all Ministers, including the Premier) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The decisions made by Ministers, either individually or together (in Cabinet) provide policy and direction for Government. Each Minister has one or more Government departments or agencies for which he or she is in charge and responsible to the Parliament. They also have a number of laws which they and their departments administer and must work within.

Ministers are responsible for the effectiveness and efficiency of the agencies within their portfolio. These agencies are staffed by career public servants and are headed by appointed “permanent heads”. The Minister, working together with their agency, implements and develops Government policy and new legislation and also ensures agencies meet their goals and purposes within their allocated budgets.

The authority of the NSW Parliament is needed for the raising of all State revenues and for all State expenditures. The State’s accounts (including the financial statements of the Corporation) are audited on an annual basis by the Auditor-General, who reports annually to the NSW Parliament on each year’s financial operations.

NSW’s judicial system is made up of three tiers — the Local Court, the District Court and the Supreme Court, which is the highest tier. There are other tribunals and courts in NSW that deal with special categories of disputes, such as industrial relations, land and environment matters and administrative decisions, among others. The primary role of a State court is to deal with State law, although the Supreme Court is also able to hear appeals for both civil and criminal matters. In NSW, the judiciary is appointed by the Governor, acting upon the advice of the Executive Council.

A number of separate entities have been established in NSW under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “Public Enterprises”.

Public enterprises are generally commercially focused entities and include Private Trade Enterprises (“PTEs”) and public financial enterprises (“PFEs”). They operate under the NSW Government’s Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. The commercial agencies in this sector generally pay dividends and tax equivalent payments to the General Government sector, in accordance with normal commercial principles.

Some PTEs address important social objectives and provide services to client groups on a subsidized basis. These include Rail Corporation New South Wales and the Department of Housing, which receive substantial grants from the General Government sector to provide these services.

Local Government is the third tier of government in Australia (the other two being Federal and State). In NSW, local government is constituted under State law, but is largely independent of State Government. To a large extent local governments are responsible for raising and managing their own revenues. Major sources of income include annual rates and charges and, to a lesser extent, Federal grants and borrowings.

The NSW Government’s responsibility for local government funding is limited to the following areas:

•	Distributing Federal grants to local governments through the State Grants Commission; and

•	Overseeing local government borrowings to ensure prudent levels of borrowing are undertaken.

On June 4, 2010, the then NSW Government transferred to the Independent Pricing and Regulatory Tribunal (“IPART”) the following responsibilities regarding local government funding:

•	Setting and overseeing the rate pegging system — this system determines the amount by which local governments can raise their rates from one year to the next;

•	Administering the system of special rate variations in cases where local governments want to raise rates by more than the peg; and

•	Reviewing selected section 94 Council contribution plans (that is, payments by developers to councils that are used to fund community facilities and infrastructure for new developments) on behalf of the Minister of Planning.

The transfers of these responsibilities became effective from fiscal year 2011.

In the 2009-10 Budget, the then NSW Government announced the Local Infrastructure Fund, a temporary measure which offered interest free loans to local governments for infrastructure projects that they were unable to undertake due to funding constraints. Approved projects had to commence during 2009-10 and be completed within 18 months. A total of 33 councils participated in the program, borrowing A$179 million. These loans have a term of ten years, but can vary depending on individual contracts. In general, the final repayments of these loans will be in December 2019.

Under existing legislation, the Corporation does not borrow on behalf of local governments, as they borrow in their own right. Also, while the NSW Government monitors local government borrowings, it is not legally obliged to intervene should a local government be in default.

In March 2012 the Government commissioned the Independent Local Government Review to recommend ways to improve the effectiveness of local governments. The Review Panel delivered its final report in October 2013. The Government published its response in September 2014, which generally supported most of the Panel’s recommendations, including its recommendation to establish a State borrowing facility for councils to be managed by the NSW Treasury Corporation. Councils deemed ‘fit for the future’ and with a demonstrated capacity to borrow prudently will have voluntary access to low cost loans from this borrowing facility. As at the date of this Report, details of the facility are still under development. The Government intends to design the terms and conditions of this facility so as not to add risk to the State’s credit rating.

The following depicts the structure of the Total State sector:

ECONOMIC OUTLOOK

International Economy

New South Wales is linked to the global economy through both financial and trade channels. Thus, it is affected by global economic developments, especially in the United States and Asia. The global economy has been strengthening over the second half of 2014.

In their latest reports,4 both the IMF and OECD have projected moderate global growth. However, both organizations revised their projected rate of growth marginally downwards when compared to their earlier 2014 forecasts.

In October 2014, the IMF released revised forecasts for world growth in 2014 and 2015, which were lower than their July 2014 forecasts. The IMF forecast world growth of 3.3% in 2014 and 3.8% in 2015 (0.1% and 0.2% in 2014 and 2015, respectively, compared to the July forecasts). The downward revision for 2014 reflects the impact of weaker than expected growth in the first half of 2014. This was due to the weak first quarter results in the United States and China, the economic impact of the Russia-Ukraine conflict on the eastern European region and stagnant growth in the Eurozone. Similarly, in its November 2014 Economic Outlook, the OECD revised its world gross domestic product (“GDP”) growth forecasts down by 0.1% to 3.3% for 2014 and by 0.2% to 3.7 % for 2015, in each case compared to its respective May 2014 forecasts. According to the OECD, world growth is projected to remain modest by past norms, and unemployment is expected to remain above pre-2008 levels in many countries. Risks that the OECD identified that may lead to these GDP growth forecasts not being achieved over the next two years include to potential financial volatility, lack of confidence about future growth prospects and impaired and stretched bank and household balance sheets.

In the 2014-15 Half-Yearly Review, Australia’s major trading partner growth is forecast to be at or slightly above the long-run average through 2015, as was forecast in the 2014-15 Budget. The global growth forecast has been revised down to 3.8%, 0.1% lower compared to the 2014-15 Budget.

[4]	IMF, World Economic Outlook, October 2014; OECD, Economic Outlook, November 2014.

NSW also revised down its emerging economy growth forecasts relative to previous estimates provided in the 2014-15 Budget in the 2014-15 Half-Yearly Review. As the Chinese economy transitions towards more consumption-led growth, China’s overall growth is forecast to slow from 7.7% in 2013 to 7.4% in 2014 and 7.1% in 2015. Weakening property markets present a challenge in the near term, but China is responding, and could respond further, with measures to support the economy and sustain growth in line with expectations.

Although the Eurozone emerged from recession early in 2014, growth in the region remains weak. The IMF expects there to be slow and uneven growth across the region, with the recovery expected to be relatively stronger in Germany and Spain and relatively weaker in France and Italy. Additionally, there remains the risk of a period of protracted low inflation or even deflation in the region. However, the European Central Bank has announced actions, including reductions in key policy rates and targeted credit easing, to address this concern. The IMF expects Eurozone growth to be 0.8% in 2014 and 1.3% in 2015. Greece recently has brought its presidential election forward from February 2015 to late December of 2014, the result of which may lead to an early general election. The results of these elections may pose significant risk to Greece’s commitment to repay its obligations under the bailout program led by the Eurozone countries, the European Central Bank and the IMF. Greece’s 10 year government bond rate has risen from 5.57% at September 8, 2014 to 9.06% on December 16, 2014.

The US economy has continued its recovery. Despite a brief setback in the first quarter of 2014, US GDP rebounded in the second quarter of 2014. Through the second quarter of 2014, US GDP had risen by 2.5%. In their latest forecasts, the IMF sharply upgraded US growth for 2014 due largely to continued improvement in the labor market and housing sector and its accommodative monetary policy. The IMF expects US growth to be 2.2% in 2014 and 3.1% in 2015.

Importantly for Australia and NSW, the IMF’s forecasts for its major trading partners remain mostly positive. China is expected to grow by 7.4% in 2014, before easing to 7.1% in 2015 as the economy’s growth moves to more sustainable levels. Additionally, growth is expected to improve in the near term in India (from 5.6% in 2014 to 6.4% in 2015) and Korea (from 3.7% in 2014 to 4.0% in 2015). Growth for Japan is forecast to remain broadly stable at 0.9% and 0.8%, respectively, in 2014 and 2015.

China’s economy grew by 1.9% in the September quarter 2014, and had increased 7.3% through the year through the September quarter 2014. Chinese government stimulus measures, including increased rail construction and tax relief for small businesses, and recent growth results have largely allayed concerns that China’s economic slowdown could be larger than expected, which arose due to economic indicators from early in 2014.

The Japanese economy contracted in the June quarter 2014 by 1.8%, following growth of 1.5% in the March quarter 2014. The weak June quarter 2014 result was driven in part by a fall in household consumption and investment following the increase in Japan’s consumption tax, to 8% from 5%. While this impact is a one off event and it is expected that the Japanese economy will resume growth in subsequent quarters, it has raised concerns around the growth outlook for 2014. Despite the decline in economic growth, the rate of inflation, at 3.2% through the year to the September quarter 2014, remains above the Bank of Japan’s inflation target of 2%.

Domestic Australian Economy

The largest impact of the subdued global growth for Australia has been the decline in prices for iron ore and coal, which are Australia’s two largest exports. Amidst these declining commodity prices and the global easing of monetary policy, the Australian dollar has weakened substantially since September 2013, which is expected to support overall NSW growth.

In 2013-14, the Australian economy grew by 2.5%, mostly driven by net exports and household consumption, which both contributed 1.6% and 1.2%, respectively. In the September quarter 2014, real GDP grew by 0.3% from the June quarter 2014 and by 2.7% through the year. This quarterly growth was driven by net exports, which increased 0.8%, and household consumption, which increased 0.3%.

In its 2014-15 Mid-Year Economic and Fiscal Outlook (“MYEFO”), the Australian Government indicated that it expects an improvement in Australia’s real GDP growth, as it did in the 2014-15 Australian Budget. In contrast, nominal GDP growth in 2014-15 is expected to be weaker than forecast at Budget and is expected to be the weakest growth in a financial year in over 50 years. This reflects a substantial fall in commodity prices, particularly iron ore prices, and further moderation in wage growth.

In the 2014-15 MYEFO, Australia’s real GDP growth is forecast be 2.5% in 2014-15 before increasing to of 3% in 2015-16. The economy continues to transition from resources investment-led growth towards broader-based drivers of economic activity. Exports and housing construction are growing strongly. With interest rates at historic lows, the decline in the Australian dollar and new market opportunities becoming available through new policy decisions, the Australian economy is expected to strengthen.

The Commonwealth of Australia Treasury notes in the 2014-15 MYEFO that it believes exports volumes are growing strongly. The transition of the resources investment boom to its production phase has seen Australian iron ore export volumes grow more quickly than expected, as new mines and capacity expansions in the Pilbara reached production targets faster than expected. In the near term, the Commonwealth of Australia Treasury expects exports to be supported by a lower dollar and by stronger demand for services and other exports from the expanding Asian middle class.

Imports, especially of capital goods, declined in 2013-14, largely reflecting the reduction in resources investment. The fall in the Australian dollar is expected to encourage consumers and businesses to switch from imports to domestically produced goods, with import volumes now expected to continue to fall slightly in 2014-15 and grow by only 0.5% in 2015-16.

Business investment growth in 2013-14 was weaker than expected, amid a fast decline in resources investment since the recent peak. However, the outlook for non-resources investment has improved. The MYEFO notes that non-mining business conditions and confidence have been high over much of 2014-15. In addition, historically low interest rates and a lower exchange rate are expected to support investment in the near term, though at this stage it has yet to be reflected in strong investment plans.

Dwelling investment has been growing strongly, rising by 5.1% in 2013-14, supported by low interest rates and rising house prices. While dwelling investment fell unexpectedly in the September quarter 2014, the MYEFO notes that an increased building approvals indicate a strong outlook in the near term.

According to the MYEFO to date in 2014 the average number of jobs created per month has been more than double that of 2013. However, below trend real GDP growth continues to mean that employment growth has not been strong enough to keep up with growth in the labor force. This has led the unemployment rate to rise slightly. An increase in job advertisements and low wage growth highlights upside risks to employment growth. Nevertheless, with the unemployment rate currently slightly higher than expected at Budget, the unemployment rate is now expected to peak at 6.5%. The implied unemployment rate forecasts for calendar years 2014 and 2015 are within the range of consensus forecasts.

Wage growth has been very subdued since June 30, 2014, reflecting the spare capacity in the labor market and a significant reduction in wage growth in the mining sector. Wage growth is expected to pick up as the economy strengthens. As many of the mining projects initiated during the resources booms in Australia have transitioned from the construction phase to the less labour-intensive production phase, wage growth in the mining sector and the share of employment in the mining sector have declined.

Although consumption has been volatile recently, its recent growth has been around long-term averages. While some measures of consumer confidence have been around long-run averages and retail trade has increased recently, lower wage growth and employment growth are expected to negatively impact on consumption. The MYEFO revised growth in consumer spending in 2014-15 down to 2.5%, but expects rising household wealth to lead to increased growth in in 2015-16.

Subdued wage growth and the removal of the carbon tax has contributed to reducing inflationary pressure, notwithstanding the inflationary effects of the fall in the Australian dollar. The MYEFO forecasts headline and underlying inflation to be 2.5% through the year to both the June quarter 2015 and the June quarter 2016.

Since the Commonwealth of Australia’s 2014-15 Budget was released, key commodity prices have fallen significantly, driven by supply increases and slower demand growth. Iron ore prices are now more than 30% lower than at Budget as a result of increased production by Australian and other suppliers together with the slowing in the Chinese property market. The price for thermal coal has also fallen by around 15% since the Budget, while metallurgical coal prices remain subdued. Thermal and metallurgical coal spot prices are expected to be around US$63 and US$110 through June 2016. Without a sustained price recovery, some high-cost commodity operations may close. However, productivity gains and a lower Australian dollar are expected to alleviate some of the pressure of weak prices on the resources sector.

Increases in global oil supply and lower demand have also resulted in a significant fall in the price of oil since the Budget, with oil prices down by around 35% and retail petrol prices down by around 20 cents per liter. The oil price is assumed to remain low through June 2016. The MYEFO notes that cheaper fuel costs are expected to benefit domestic consumers by freeing up income to spend on other goods and services.

A sustained lower oil price is also expected to eventually feed through into lower prices for Australian liquid natural gas (“LNG”) exports, which are contractually linked to oil prices. This will become particularly important as Australian LNG export capacity starts to come online over the next two years and become Australia’s second largest export.

Wheat prices, which were elevated around the time of Budget amid geo-political tensions, have declined by around 20% since Budget and have been relatively stable over recent months.

Each of these commodity price falls has led to a substantial downward revision in the MYEFO to Australia’s terms of trade, which is now expected to fall by 13.5% in 2014-15 and 3.75% in 2015-16. The Commonwealth of Australia Treasury believes Australia is now 25% off the peak level for Australia’s terms of trade, which occurred in the September quarter 2011. The forecast decline in the terms of trade would be the largest fall in the terms of trade in a financial year since the Australian Bureau of Statistic’s Annual National Accounts started tracking terms of trade in 1959-60.

Nominal GDP growth has been weak over recent years, reflecting the lower terms of trade and weaker wage growth. As such, forecast nominal GDP growth has been downgraded significantly since Budget. Declines in commodity prices have resulted in lower forecast company tax receipts, while weaker wage growth has led to softer income tax receipts. These developments have been primarily responsible for the MYEFO’s A$31.6 billion write down in Australian tax receipts since Budget.

The Commonwealth of Australia Treasury notes that there are some key risks to its forecasts related to movements in commodity prices, the household saving ratio and the outlook for business investment. A stronger than anticipated moderation in Chinese growth could lead to weaker commodity prices than forecast, while the departure of high cost suppliers from the market could result in stronger prices. Uncertainty over the economic outlook could lead households to save more than expected, leading to lower consumption growth, while lower electricity and fuel costs would benefit households. There is also substantial uncertainty over the outlook for non-mining business investment. While conditions are favorable for an increase in business spending, leading to stronger than expected investment, the pace of new investment is expected to depend on demand growth rates.

In 2013, the RBA lowered the official domestic interest rates on two occasions, in May and August, by 0.25% each time, bringing the official cash rate to its record low of 2.50% as at December 18, 2013. This rate is 0.50% lower than during the global financial crisis, when the official rate was set at 3.00% between April and October 2009. It has kept official interest rate at the record low of 2.5% since then. More recently, the minutes to the RBA’s monetary policy meetings have repeatedly signaled that it expects the most prudent course is likely to be a period of interest rate stability.

NSW Economy

In 2013-14, economic activity in New South Wales showed increasing strength, with strong NSW domestic demand growth outpacing that of other Australian States. Relative weakness in national demand, however, resulted in lower economic growth than expected when the New South Wales 2013-14 Budget was released. Sharp falls in global commodity prices led to a faster decline in the terms of trade than previously anticipated. This flowed through to weaker income growth and had consequent dampening effects on business investment, the labor market and demand.

This pattern is expected to continue in 2014-15, with strong NSW domestic demand expected to be tempered by weakness in the rest of Australia. NSW demand is expected to be driven by continued solid household consumption, an increase in non-mining business investment, sustained strength in dwelling investment and high levels of Government investment. This local strength, however, is expected to be tempered by weaker overseas and interstate trade resulting from softer external conditions than anticipated at the 2014-15 Budget. Accordingly, while forecast NSW domestic demand growth remains in line with the 2014-15 Budget expectations, the outlook for NSW GSP growth is slightly softer. According to the 2014-15 Half-Yearly Review, the forecast for NSW real GSP growth in 2014-15 has been revised down by 0.25% to 2.75%, and is expected to be 3.00% in 2015-16.

Low interest rates, a surging property market, high population growth and a relatively low exposure to mining saw NSW State Final Demand (“SFD”) growth pick up strongly through the second half of 2013-14, with this momentum continuing through September quarter 2014. In annual terms, SFD growth has remained well above other Australian States for the last four quarters. However, NSW GSP growth in 2013-14, at 2.1%, was lower than expected at the time the 2013-14 Budget was released. The divergence reflected a substantial adverse impact from inventories, interstate trade and other overseas trade adjustments, which detracted 1.3% from overall growth, largely due to relatively weak net export performance.

In 2014-15 domestic demand growth of 3.25% is expected, which is consistent with the Budget expectations. With net export (overseas and interstate) performance expected to be worse than at Budget, the expectation for GSP growth has been revised down by 0.25 percentage points to 2.75%. By 2015-16, as the national and global economies strengthen, net export performance is expected to improve, narrowing the difference between NSW demand growth and NSW GSP growth. The 2015-16 forecast for NSW demand growth therefore remains unchanged at 3.25%, with GSP growth rising to 3%.

The outlook for 2014-15 continues to reflect solid growth in household consumption and accelerating dwelling investment growth. More supportive conditions, including a lower exchange rate, have indicated an earlier increase in non-mining business investment and stronger growth in overseas non-commodity exports than expected. Offsetting these are weaker contributions from commodities exports than expected at Budget, driven by lower global commodity demand, drier-than-average farm conditions and weaker interstate demand.

Expectations for economic growth in 2015-16 are consistent with the Budget, with momentum expected to be maintained by strengthening non-mining business investment growth and improving net exports. Dwelling investment growth is expected to moderate, though remain solid. Household consumption growth is forecast to be underpinned by stronger labor income growth, even as housing price growth is anticipated to slow.

In year-average terms, the Sydney Consumer Price Index (“CPI”) grew by 2.5% in 2013-14, in line with Budget expectations. Since Budget, the fall in global oil prices, weaker wage and price expectations and a more subdued labor market are expected to put downward pressure on prices, which are expected to be partly offset by the low exchange rate. These factors are expected to weigh on prices in 2014-15, leading to a 0.25% downward revision of Sydney CPI to 2.0%. For 2015-16 the outlook for Sydney CPI remains unchanged relative to Budget at 2.75%.

These forecasts include the impacts of the abolition of the carbon tax and the increase in the tobacco excise, as was the case at Budget. Risks to the outlook described above are slightly more to the downside than at time of the Budget, namely:

•	Globally, risks include deeper than expected downturns in the Eurozone economies and Japan as concerns regarding deflation and structural reforms become more entrenched.

•	Nationally, weaker-than-expected non-rural commodity prices could adversely affect the terms of trade, further constraining national income, the viability of some mining operations and economic activity more generally.

•	There is considerable uncertainty around the timing and strength of the increase in non-mining business investment, presenting both upside and downside risks to forecast scenarios.

•	In New South Wales, a sharper-than-expected slowing in house price growth may have implications for broader dwelling investment activity as well as for household consumption.

NEW SOUTH WALES ECONOMY

Introduction

New South Wales has the largest economy of all the Australian States both in terms of output and employment. In 2013-14 (the latest year for which data is available), the size of the NSW economy in real terms (i.e., adjusted for the effects of inflation) was A$487.6 billion, comprising approximately 31.3% of the Australian economy.

NSW is a mature, services-oriented economy that is also the most diversified economy of all the Australian States in terms of the variety of industries. In terms of output, Finance & Insurance and Property & Business Services are the largest industries in NSW, together making up more than a quarter of the NSW economy. Sydney, NSW’s capital, is Australia’s finance and business capital and leads the other States in terms of the total output of these and other related industries, such as information technology, legal services, accounting and marketing.

In 2013-14, NSW’s share of the Australian Property & Business Services, which includes real estate, legal, accounting, management consulting and other similar services, was 36.4%, while for the Finance & Insurance sector, which includes financial asset trading, pension scheme management, retail banking, and other like services, NSW’s share was 46.5% of the national Finance & Insurance sector output.

During the resources boom, the NSW economy did not grow as quickly as the economies of some other Australian States, mainly due to the fact that NSW’s exposure to the resources boom was more limited than that of other Australian States. At the same time, a relatively high currency exchange rate impacted on the competitiveness of NSW’s export and import competing industries. Since 2013-14, economic activity in New South Wales has shown increasing strength, with strong NSW domestic demand growth outpacing that of other Australian States as the effects of the resources boom have dissipated and the exchange rate has decreased.

The NSW economy has grown for 24 consecutive fiscal years, averaging 2.5% growth per annum in GSP between 1990-91 and 2013-14. During 2013-14, GSP in NSW grew by 2.1% while the NSW unemployment rate averaged 5.7%, an improvement of 1.0 percentage points from the peak of 6.7% in March 2009 during the economic downturn. NSW’s unemployment rate for 2013-14 was below the national average unemployment rate of 5.8%. In the first five months of 2014-15, the NSW unemployment rate has averaged 5.9%, 0.3 percentage points below the national average. The NSW labor market has remained fairly robust despite the uncertainty in global economic conditions, the fall in commodity prices and softer demand from Asia.

Recent NSW Economic Performance

Between 2001 and 2013, the NSW economy has grown relatively slower than other Australian States and the Australian national average. There have been a number of factors contributing to this outcome:

•	The NSW economy experienced an almost seven-year long housing boom from mid-1996 to mid-2003 during which house prices consistently rose faster than average weekly earnings. As housing became less affordable, more people migrated to other Australian States, particularly Queensland;

•	Following the end of the NSW housing boom late in 2003, a resources boom ensued driven by international demand for minerals and other resources. Apart from thermal coal, NSW had relatively little exposure to these resources. Principal beneficiaries of the boom were Queensland and Western Australia;

•	The resources boom contributed significantly to an appreciation of the Australian dollar exchange rate relative to other major trading currencies, adversely affecting the international competitiveness of the NSW manufacturing and services export industries, including the important tourism industry; and

•	The combination of higher home mortgages (due to higher house prices) and (until late-2008) the tight monetary policy by the RBA resulted in constrained consumption by NSW households.

In 2009-10, real GSP growth in NSW was 1.8%, employment rose 0.9% and the unemployment rate averaged 5.7%. In 2010-11, real GSP growth in NSW improved further to 2.4%, while employment rose 2.4% and the unemployment rate fell to an average of 5.0%. GSP growth in 2011-12 was slightly stronger at 2.5%, while unemployment changed little, averaging 5.2%, despite employment growth of only 0.7%., as business confidence suffered in the face of weakening global demand. In 2012-13, employment improved, growing by 1.7%, and unemployment rate remained at 5.2%. At 1.8%, GSP growth was softer than in 2011-12, due mainly to lower exports and public demand.

In 2013-14, GSP grew by 2.1%, 0.3 percentage points stronger than 2012-13. The unemployment rate averaged 5.7% in 2013-14 and 5.9% in the first five months of 2014-15.

Looking ahead, several factors are expected to underpin the NSW economy returning to trend growth over the next two years:

•	low interest rates are expected to support solid household consumption growth, strong dwelling investment growth, and a gradual improvement in non-mining-related business investment growth. The NSW economy is expected to continue to benefit more than the Australian economy from low interest rates, reflecting the greater sensitivity of NSW households to interest rates;

•	increasing population growth, driven by higher levels of immigration, is expected to provide a boost to economic growth;

•	NSW dwelling investment is expected to be supported by solid fundamentals (including strong rental price growth, a low rental vacancy rate, improving population growth and solid household income growth) as well as an undersupply of housing, which appears to be more severe than it is at the Australian level. This undersupply partly reflects New South Wales being at a different stage of the housing cycle to other States. While dwelling investment currently represents around only 4% of Australian demand, growth in this sector has large flow on effects throughout the economy;

•	with its diversified industry structure, New South Wales should face a less difficult transition away from mining investment and mining-related activity towards other primary growth drivers than the Australian economy. As a result, the drag on growth from the expected slowing in mining investment in 2014-15 is expected to be significantly less in New South Wales than it will be nationally;

•	in contrast to Australian public demand, NSW public demand is expected to grow at a solid pace over the next two years, with Commonwealth Government fiscal consolidation expected to be offset by growth in NSW capital spending on the State’s infrastructure projects; and

•	the recent depreciation of the Australian dollar is expected to support activity in the trade exposed sectors of the NSW economy (including tourism, education and manufacturing), as will stronger economic growth amongst NSW’s major trading partners.

The table below shows the performance of the various components of GSP over the last five fiscal years for NSW and Australia. Although GSP results for NSW are released only annually, results for most of the main aggregates (i.e., household and government consumption, and private business, dwelling and government investment) are released quarterly. While the table below shows outcomes as recorded in the annual release, where possible, the accompanying commentary refers to more recent data.

Annual Percentage Growth in Main Expenditure Categories of NSW and Australian GSP

	NSW & Australia GSP – Main Expenditure Aggregates(1)
	2009-10		2010-11		2011-12		2012-13		2013-14
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Household Final Consumption Expenditure	2.8	2.3	3.1	3.7	2.0	2.5	2.1	1.9	2.8	2.2
Private Business Investment	2.9	-4.6	5.9	8.9	3.8	23.0	7.5	4.0	-8.2	-5.0
Plant & Equipment	11.0	-1.0	-4.3	-0.9	3.9	14.5	-10.0	-4.1	-5.8	-13.1
Non-residential Construction	-8.4	-10.3	19.3	19.3	1.8	36.4	30.4	9.4	-15.8	-2.1
Dwelling Investment	0.3	1.2	9.5	3.8	-6.8	-2.9	2.6	-3.8	5.6	4.7
Public Final Demand(2)	4.9	5.9	1.2	1.7	0.8	2.4	-4.3	-0.1	8.6	2.1
State Final Demand	3.3	2.2	3.0	3.7	1.5	5.2	1.5	1.6	2.9	1.2
Goods & Services Exports	-2.9	3.5	5.0	1.1	5.2	5.2	2.0	5.4	0.8	4.5
Goods & Services Imports	8.5	4.9	12.4	8.4	7.3	9.5	0.6	1.7	-1.9	-1.6
Gross State Product	1.8	2.0	2.4	2.3	2.5	3.7	1.8	2.5	2.1	2.5

(1)	Chain volume measures (Base year = 2012-13).
(2)	Includes both Government consumption and investment.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2013-14 (latest available).

Impact of Port Botany, Port Kembla, Port of Newcastle and Macquarie Generator Asset Transactions on the State Accounts

During 2012-13, the NSW Government finalized the long-term lease of Port Botany and Port Kembla. The transaction delivered gross proceeds of A$5.07 billion. During 2013-14, the NSW Government finalized the long-term lease of Port of Newcastle, delivering gross proceeds of A$1.75 billion, and completed the sale of the assets of Macquarie Generation (including the Bayswater and Liddell power stations) to AGL Energy Limited, delivering gross proceeds of A$1.5 billion. See “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions” for more details. Although these transactions have no impact on the overall GSP in their respective years (as it is simply a transfer from public ownership to private), the transfers have a significant impact on the components making up the State accounts, as well as the respective growth rates when compared to 2011-12 results, and going forward into 2014-15.

The privatization of government assets is reflected in the State accounts as a fall in public sector investment, while it is correspondingly recorded as an increase in private investment. In these cases, the increase in private investment was recorded as a rise in non-dwelling investment due to a net purchase of a second hand asset. While the net impact on total State Final Demand (and GSP) was zero, these transactions resulted in a decrease in public demand and increase in private demand. This distortion should be accounted for when comparing the size, growth and contribution to the overall State output by the affected components in 2012-13, 2013-14 and 2014-15.

Household Final Consumption Expenditure

Household spending growth declined in 2008-09 as the global financial crisis and economic downturn impacted the NSW labor market and consumer confidence, with households opting to lower their debt. Household spending recovered modestly in 2009-10, growing by 2.8%, as economic conditions improved and stimulus programs took effect. This momentum continued into 2010-11, with household consumption growing by 3.1%, before easing back to 2.0% and 2.1% in 2011-12 and 2012-13, respecitvely. This was mainly due to the elevated exchange rate principally driven by the investment phase of the mining boom. Despite being constrained by cautious consumers, household consumption increased by 2.8% in 2013-14, driven by strong growth in clothing, household equipment and miscellaneous expenditure.

The national household savings ratio increased from 4.6% in 2007-08 to 10.6% in 2008-09, and has remained above 9% since. However, part of the cause of this higher savings ratio is households being cautious in response to lower asset prices and increased uncertainty around the global and domestic economic outlook. It is expected that the impact of these factors will ease, although the timing and impact remains uncertain. Recent surveys show an improvement in both consumer confidence and retail sales, both in NSW and nationally. Consistent with this improvement, the national household savings ratio fell to 9.3% in the September quarter 2014, compared to 9.9% in September quarter 2013.

In the September quarter 2014, NSW household consumption rose 0.9% compared to the June quarter 2014, and was 3.8% above the September quarter 2013 levels. In annual growth terms, household consumption has been positive since the June quarter 2009, and has averaged 3.2% over the last four quarters, as interest rates remain historically low.

Private Business Investment

Investment reached record levels in 2007-08, with growth of 16.3% compared to 2006-07. After declining by 3.6% in 2008-09 due to the global financial crisis and economic downturn, business investment growth increased in each of the next two years, decreased to 3.8% in 2011-12 and increased again in 2012-13 to 7.5%. However, in 2013-14, private business investment fell by 8.2%.

After growing by 5.9% in 2010-11, private business investment grew by 3.8% in 2011-12, mainly as a result of new engineering construction, which grew by 31.0% (after growing by 13.4% in 2010-11), and spending on machinery and equipment investment, which grew by 3.1% in 2010-11 and 5.4% in 2011-12.

In 2012-13, private business investment grew by 7.5%, contributing 1.0% to the GSP growth, driven by 34.4% growth in non-dwelling construction. All components of non-dwelling construction grew in 2012-13, with new engineering construction up 15.7%, and new building construction up 7.6% on 2011-12. Net purchase of second hand assets added A$4.2 billion to non-dwelling construction in 2012-13. Machinery and equipment investment fell by 10.6% in 2012-13, with falls in both new investment and net purchases of second hand assets.

In 2013-14, private business investment fell by 8.2%. Non-residential construction was the key drag in business investment, detracting 0.8% from GSP growth. Additionally, investment in Machinery & Equipment fell by 5.8%, detracting 0.2% from GSP growth, possible driven by subdued business confidence.

In the September quarter 2014, machinery and equipment investment rose by 16.5% compared to the September quarter 2013, and non-dwelling construction was 13.0% higher than in the September quarter 2013.

Compared to the September quarter 2013, private business investment in the September quarter 2014 was 12.3% higher. As of November 2014, business surveys are reporting an improvement in business conditions, though levels of business confidence (a forward looking measure) are below historical average levels. This shows businesses are still cautious about near term risks, including concerns about the global economy, especially the extent of economic slowdown in China, softening in the labor market and the ability of the economy to quickly transition its growth from mining into other sectors.

NSW mining investment appears to have peaked slightly earlier than expected, and the decline now seems to be accelerating. However, a solid pipeline of work yet to be done and ongoing solid demand for non-rural commodities (e.g. base metals and coal) should provide some support. In particular, NSW coal exports have grown, and this growth has not been offset by declining coal prices. NSW coal exports are predominantly thermal coal, which are used in power generation rather than steel production, and are thus more insulated from declining iron ore prices than metallurgical coal. Moreover, the largest importers of NSW’s thermal coal are Japan and Korea, where prices are generally based on long-term contracts rather than spot price movements.

Non-mining related business investment is expected to lift as the economy transitions away from mining investment, aided by low interest rates, a depreciation of the dollar, strong population growth and low investment in the non-mining sectors over recent years.

Dwelling Investment

Dwelling investment rose by 5.6% in 2013-14 due to stable low level interest rates, rising population growth and increased demand for dwellings following low levels of dwelling investment in recent years. This follows a decrease in dwelling investment of 6.8% in 2011-12 and increase of 2.6% in 2012-13. In the five years prior to 2009-10, dwelling investment had declined an average of 5.6% per annum.

In its 2012-13 Budget, the NSW Government announced the introduction of the Building the State package as the first step in a long term strategy to support housing. This package, which has been progressively extended and enhanced in subsequent Budgets, included both new initiatives and modifications of earlier measures to stimulate investment in the housing sector.

The Building the State package includes the following homebuyer assistance measures designed to encourage the construction of new properties:

(1) From January 1, 2012, first homebuyer stamp duty exemptions were granted to the purchase of newly constructed homes up to a maximum value of A$500,000 (with a concessional rate of duty up to A$600,000) or the purchase of vacant land for homebuilding up to a value of A$300,000 (with concessions up to A$450,000). From July 1, 2012, these thresholds were increased to A$550,000 (phasing out at A$650,000) for newly constructed homes and A$350,000 (phasing out at A$450,000) for vacant land for homebuilding.

(2) From October 1, 2012, the First Home Owner Grant, available to first time home buyers, was more than doubled to A$15,000 but restricted to new properties up to a maximum value of A$650,000. From July 1, 2014, eligibility for this grant was extended to new properties up to a maximum value of A$750,000. Starting on January 1, 2016, this grant will decrease to A$10,000.

(3) From July 1, 2012, a New Home Grant of A$5,000 was introduced, available to all non-first homebuyers for the purchase of newly constructed dwellings up to a maximum value of A$650,000 or vacant land for residential construction up to a maximum value of A$450,000. From July 1, 2014, eligibility for this grant was restricted to Australian citizens and permanent residents only and limited to one grant per applicant per annum.

The Building the State package also committed funding for additional infrastructure designed to support the residential construction industry. This included an initial A$181 million for high priority projects under the Housing Acceleration Fund and a further A$300 million from the net proceeds of the sale of property assets identified by the Property Asset Utilization Taskforce to support the delivery of around 134,000 new dwellings. The 2014-15 Budget committed a further A$83 million from the Restart New South Wales Fund towards targeted infrastructure in the Western Sydney and South-Western Sydney Regions.

In the September quarter 2014, NSW dwelling investment rose by 2.9% compared to the previous quarter, and was 16.5% higher than in the September quarter 2013. This marked the third consecutive quarter of positive growth in dwelling investment; all housing indicators (e.g., building approvals, house prices, lending data) suggest a strong residential property market. In addition, there appears to be early signs of the long-awaited resurgence in the alteration and additions activity. This expectation and other indicators have led to dwelling investment activity being revised upwards in the 2014-15 Half-Yearly Review compared to the 2014-15 Budget. Rising prices, solid population growth, low interest rates, NSW government initiatives and increased demand are expected to provide support for the housing sector over the next two years.

Public Final Demand

In 2013-14, public final demand in NSW grew by 8.6% in real terms, reversing the fall of 4.2% in the previous financial year. This was mainly driven by a large increase of 34.1% in public investment. Much of this was due to the transfer of Port Newcastle and Macquarie generators from public to private ownership, and its effect on public investment. This distortion aside, public demand has slowed significantly since the stimulus-driven growth of 5.8% in 2008-09 and 4.9% in 2009-10, growing by 1.2% in 2010-11 and 0.8% in 2011-12. This moderation in public demand was driven largely by the reduction in public investment, due to both the privatization of government assets, and the phasing out of the Federal infrastructure stimulus, particularly the Building the Education Revolution program, which provided Federal funds for the construction of school infrastructure.

Government consumption, which consists principally of providing services such as education and health, contributed 0.4% to GSP growth in 2013-14, while public investment, which consists principally of building public schools, hospitals, roads, electricity transmission and distribution networks, contributed 1.2% to GSP growth in 2013-14.

In the September quarter 2014, public final demand was 1.8% higher than in the September quarter 2013. This increase was driven by both government investment and government consumption, which grew by 1.5% and 1.8% through the year to September 2014, respectively. On average, public demand has grown 0.8% in the last four quarters.

Going forward, public sector demand is expected to contribute modestly to GSP growth in 2014-15, with Commonwealth of Australia Government fiscal consolidation offset by expected strong growth in NSW Government capital spending on infrastructure.

High levels of capital investment are expected to be maintained in the four years to 2017-18, with the 2014-15 Budget estimating that total capital spending will be A$61.5 billion over 2014-15 through 2017-18. The capital program will peak in 2016-17, primarily reflecting recognition of the Darling Harbour Live project as an asset on the balance sheet and the peaking of the State-funded contributions to the WestConnex project. The Darling Harbour Live project will redevelop the southern end of Darling Harbour into a new neighborhood called Darling Square, expected to be 20 hectares in size with housing for around 4,000 people and office space for around 2,000 workers. The capital program is intended to be primarily funded by the State (supported by the asset recycling program) and the Australian government.

Public demand (consumption and investment) is expected to contribute moderately to growth over the next two years, largely due to its capital expenditure program.

State Final Demand

State Final Demand is the sum of public and private consumption and investment spending.

NSW State Final Demand grew faster than all States in 2013-14. State Final Demand in 2013-14 grew by 2.9% for NSW, compared with 1.4% for Victoria, 0.3% for Queensland, 0.8% for South Australia, -1.8% for Western Australia, 0.7% for Tasmania and 1.2% for Australia as a whole.

In the September quarter 2014 compared to the September quarter 2013, NSW State Final Demand grew by 4.7%, compared to 0.9% growth for the whole of Australia. The relatively strong result for NSW compared to the national result was due to the fall in mining sector investment in Western Australia and weak business investment in Victoria and Queensland. NSW State Final Demand was the strongest of all States in the September quarter 2014. NSW State Final Demand is expected to grow by 3.25% in 2014-15.

Net Exports

Net exports contributed 0.5% to overall growth in 2013-14, as merchandise exports have grown at a faster rate than merchandise imports, a trend which was similar to that experienced last year. This rise in exports reflected stronger growth in coal exports as well as subdued demand in imports due to the high exchange rate and subdued consumer confidence, as well as reduced demand for machinery and equipment. As explained above, the growth in coal exports was not offset by a decrease in coal prices as NSW coal exports are predominantly thermal coal, which are used in power generation rather than steel production, and are thus more insulated from declining iron ore prices than metallurgical coal. Moreover, the largest importer of NSW’s thermal coal is Japan, where prices are generally based on long-term contracts rather than spot price movements. NSW exports have continued to grow despite lingering effects of the drought (which affected NSW intermittently between 2002-03 and 2009-10) and a relatively small exposure to the resources boom. Exports grew by 0.8% in 2013-14 while imports fell by 1.9%. This growth was due principally to a rise in coal exports and the decrease of the historically high Australian dollar exchange rate throughout the year.

Expectations for economic growth in 2015-16 are in line with the 2014-15 Budget, with momentum expected to be maintained by the strengthening non-mining business investment growth and improving net exports. For more information on net exports, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2013-14 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above.

Main Economic Indicators – NSW and Australia

	2009-10		2010-11		2011-12		2012-13		2013-14
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Gross State Product (Year % growth, real)(1)	1.8	2.0	2.4	2.3	2.5	3.7	1.8	2.5	2.1	2.5
State Final Demand (Year % Growth, real)(1)	3.3	2.2	3.0	3.7	1.5	5.2	1.5	1.6	2.9	1.2
Employment (‘000)(2)	3,415	10,884	3,498	11,145	3,522	11,278	3,581	11,416	3,598	11,510
Employment (Year % Growth)(2)	0.7	0.9	2.4	2.4	0.7	1.2	1.7	1.2	0.5	0.8
Unemployment rate (%)(2)	5.7	5.5	5.0	5.0	5.2	5.2	5.2	5.4	5.7	5.8

	2009-10		2010-11		2011-12		2012-13		2013-14
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Increase in consumer prices (%)(3)	2.3	2.3	3.0	3.1	2.5	2.3	2.5	2.3	2.6	2.7
AWE (ordinary time) (A$, nominal)(4)	1,258	1,238	1,302	1,290	1,339	1,340	1,403	1,408	1,440	1,446
Population (Year % Growth)(5)	1.6	2.0	1.3	1.6	1.2	1.6	1.3	1.8	1.5	1.7

(1)	Source: ABS 5220.0, Australian National Accounts: State Accounts, 2013-2014.
(2)	Source: ABS 6202.0 Labour Force, Australia, November 2014, year average terms unless otherwise specified.
(3)	Source: ABS 6401.0 Consumer Price Index, Australia, September quarter 2014, in year average terms. The ABS publishes the CPI for capital cities only. Thus, the data for NSW relates to the CPI for Sydney and the data for Australia relates to the average of the CPI for the eight capitals of each of Australia’s states and territories.
(4)	Source: ABS 6302.0 Average Weekly Earnings, Australia, May 2014. Calculated as the average of the four quarters ending May each fiscal year.
(5)	Source: ABS 3101.0 Australian Demographic Statistics, March quarter 2014. Due to revisions in the 2011 census, population growth rates are calculated using component flows and not total estimated resident population.

Employment

During 2013-14, total employment in NSW grew 0.5% compared to the previous fiscal year’s growth of 1.7%. At June 30, 2014, the total number of persons employed in NSW was approximately 3.61 million, or 31.2% of the Australian total.

The NSW unemployment rate averaged 5.7% during 2013-14, 0.1 percentage points below the national average of 5.8%. In the first five months of 2014-15, the NSW unemployment rate has averaged 5.9%, 0.3 percentage points below the national average of 6.2%. The unemployment rate for the State and nationally had trended down from May 2009 until March 2011. As global growth concerns and the fallout from Europe’s debt crisis started affecting NSW, the State’s unemployment rate increased, reaching as high as 5.4% in October 2011, before falling to 5.0% in March 2012. Since then, NSW trend unemployment rate has steadily risen, to 5.8% as at October 2013. It has remained around 5.7% since. NSW’s exposure to the global financial developments is relatively greater than that of the other States as a greater proportion of the NSW economy is comprised of the Property & Business Services and Finance and Insurance industries. These industries are also exposed to the slowing of the mining-states economic activity. Near term risk appears to be on the downside for NSW employment growth in the current national and global environment.

Number of Employed (in thousands) by Industry 2010 – 2014

	For the twelve months ending August 31,
	2010	2011	2012	2013	2014
Industry(1)
Agriculture, Forestry & Fishing	99.4	90.3	81.1	80.8	89.8
Mining	32.8	36.5	45.3	44.2	40.4
Manufacturing	295.8	288.1	280.3	289.4	277.3
Electricity, Gas, Water & Waste Services	42.3	42.2	36.7	40.2	41.8
Construction	283.6	281.2	292.5	279.2	304.8
Wholesale Trade	138.4	136.5	132.6	145.9	135.4
Retail Trade	353.1	370.0	369.1	370.9	371.9
Accommodation & Food Services	234.9	252.8	249.7	274.6	254.4
Transport, Postal & Warehousing	186.2	197.8	180.7	190.3	194.0
Information Media & Telecommunications	79.7	82.1	91.0	86.1	78.1
Financial & Insurance Services	165.7	172.1	179.3	174.5	176.7
Rental, Hiring & Real Estate Services	58.0	61.5	61.7	59.8	66.3
Professional, Scientific & Technical Services	294.4	298.0	313.2	299.6	301.8
Administrative & Support Services	118.9	122.3	131.0	124.9	115.9
Public Administration & Safety	197.1	200.0	205.5	206.1	204.1
Education & Training	251.1	258.5	253.8	272.9	287.0
Healthcare & Social Assistance	386.3	406.3	417.6	432.7	438.3

	For the twelve months ending August 31,
	2010	2011	2012	2013	2014
Industry(1)
Arts & Recreation Services	54.1	58.1	59.7	66.9	58.2
Other Services	142.3	147.3	139.5	140.8	161.1
Total	3414.0	3501.5	3520.3	3579.7	3597.3

(1)	Based on year average to the August quarter 2014.

Source: ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2014.

Employment growth in Agriculture, Forestry & Fishing has generally eased since 2005, partially for structural reasons as the NSW economy has become more service-oriented, but also due to the effects of intermittent drought. Mining employment growth had been the outstanding performer in recent years. Mining employment grew by 11.5% in the 12 months to August 2011 and by 23.9% in the 12 months to August 2012, faster than in any other industry. However, as expected, mining employment appears to have peaked in line with the peak in Mining investment and decreases in commodity prices, with employment in the industry falling by 1.5% over the 12 months to August 2013 and 8.5% over the 12 months to August 2014. The Financial & Insurance Services industry has recorded annual average employment growth of 0.7% per annum since August 2008. After employment numbers fell in the aftermath of the global financial crisis, employment grew by 3.8% in the 12 months to August 2011, and by a further 4.2% by the end of August 2012 as the effects of the global financial crisis abated. Employment fell by 2.7% in the 12 months to August 2013, largely due to the European sovereign debt situation and the slower than expected economic recovery of the United States, before growing by 1.2% in the 12 months to August 2014. In the 12 months to August 2014, employment growth was strongest in Other Services, Agriculture, Forestry and Fishing and in Rental, Hiring and Real Estate Services, growing by 14.5%, 11.2%, and 10.7%, respectively. In the 12 months to August 2014, employment fell at the fastest rate in the Arts and Recreation Services, by 13.0%, while employment growth in the Information Media & Telecommunications and Mining also fell by 9.3% and 8.5%, respectively.

For more information on employment, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2013-14 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above.

Consumer Prices

Through the year to the September quarter 2014, the Sydney CPI rose 2.2% compared to 2.1% through the year to the September quarter 2013. The average CPI for Australia’s eight capital cities increased 2.3% and 2.2%, respectively, in the same two periods.

The CPI growth rates for the year to the September quarter 2014 for Sydney were lower than the capitals of three other States and Territories, with Brisbane’s CPI rising by 2.6%, Perth’s by 2.6% and Darwin’s by 2.7%. Sydney’s CPI growth rate was higher than Melbourne’s, which rose by 2.0%, Hobart’s, which rose by 1.9%, Adelaide’s, which rose by 2.1% and Canberra, which rose by 2.0%.

Income

Income Measures

	Gross Income Per Capita	Average Weekly Earnings(1)	Average Weekly Earnings(1)
	(A$)	(A$)	(A$)
	2013-14	2012-13	2013-14
New South Wales	60,154	1,403	1,440
Victoria	54,642	1,335	1,385
Queensland	54,544	1,397	1,430
South Australia	53,750	1,279	1,339
Western Australia	70,029	1,618	1,631
Tasmania	49,572	1,246	1,258
Australia	58,807	1,408	1,446

(1)	Does not include overtime or bonuses.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2013-14 and ABS 6302.0, Average Weekly Earnings, Australia, August 2014. Average weekly earnings for 2012-13 are calculated as the average of the four quarters ended May 2013, and for 2013-14 they are calculated as the average of the four quarters ended May 2014.

NSW’s per capita income rose by 3.1% in 2013-14 (latest data available) and for the 2013-14 fiscal year average weekly earnings increased 2.6% in annual average terms. Over the same periods, Australia’s per capita income grew by 1.8% while average weekly earnings rose 2.6%. The weaker per capita income results for NSW are the result of slower economic growth compared to the national average, which was lifted by high per capita income in Western Australia, which grew by 2.0%. Furthermore, slower economic conditions in NSW have led to lower labor demand and lower average weekly earnings growth when compared to the national average.

Over the last five years, NSW annual per capita income growth has averaged 3.4% per annum. Both NSW and Nationally annual per capita income growth rose by 1.3% in 2009-10 due to the economic slowdown and lingering low wage growth from 2008-09 persisting into 2009-10. Gross income per capita growth peaked in 2010-11 at 7.5% in NSW and 6.5% nationally, before weakening over the next two years.

Population

As at June 30, 2014 (latest available), the NSW population totaled approximately 7.52 million, or 32% of Australia’s population. This compares to approximately 25% for Victoria, approximately 20% for Queensland and approximately 11% for Western Australia.

NSW’s annual population growth reached a low of approximately 0.6% in 2004 and has been steadily increasing since then, reaching approximately 1.6% annual growth for the September quarter 2008. For the corresponding periods, the Australian population grew by approximately 1.1% and 2.2% respectively. Since then, NSW population growth has trended down again, in line with the national average, as overseas migration was slowed by the Australian government and the number of long term student visa holders decreased due to the relatively high Australian dollar and other factors, until it picked up again in 2012. Since 2012, NSW population growth has been trending up.

Of all the Australian States, NSW has historically received the most migrants from overseas and lost the most people to interstate migration. This was particularly the case during the global financial crisis, as the opportunities presented by the resources boom induced people to relocate from NSW to the resource-rich States of Queensland and Western Australia. Since mid-2012, net interstate migration has been decreasing from over 4,400 at June quarter 2012 to about 1,600 at June quarter 2014. This decrease reflects the increasing attractiveness of NSW while the economy is transitioning away from the mining sector to non-mining sectors. Whether this trend will change in future depends on the relative attractiveness of NSW compared to other states. This attractiveness is dependent on employment opportunities and housing affordability, among other factors.

At March 30, 2014, through the year growth in the population of NSW was 1.6%, increasing for the eleventh consecutive quarter, driven by greater net overseas migration and lower net interstate migration, and is currently above the decade average of 1.3%. NSW population growth has been above the decade average since the December quarter 2012. However, NSW’s growth remains below Western Australia, Queensland and Victoria.

In the March quarter 2014, the NSW net overseas migration share was 35% of Australia, much higher than the decade average of 28.9%. NSW share has been above the decade average for the last three quarters. The Department of Immigration and Citizenship expects growth in net overseas migration over the next few years. NSW believes increasing NSW population growth is important because it contributes to the overall growth of NSW economy, including increases in NSW revenue.

The NSW population grew 1.5% over 2013-14 in annual average terms compared to growth of 1.3% in 2012-13. The main contributors to the improvement were rising net overseas migration and falling net interstate migration outflows. Nationally, population increased by 1.7%.

Economic Strategy

In general, there is little that Australian state governments can do to affect macroeconomic policy in Australia. To a large extent, the States’ economic cycles are determined by monetary policy through the RBA, Australian Government fiscal policy, international demand for Australian goods and services and the Australian dollar exchange rate.

The primary functions of Australian state governments are to (i) provide public services, such as education, health and transport, (ii) regulate private sector activity through the passage of laws, and (iii) levy taxes and charges so that the state government can carry out its functions. Ensuring that the NSW Government performs these functions well is essential for the smooth running of the NSW economy. To this end the NSW Government set out its economic goals and priorities in its 2011 “NSW 2021 A Plan to make NSW Number One”.

The broad economic goals of the NSW Government are to promote economic growth, improved service quality, strengthen local communities and the environment and increase Government accountability. In order to achieve these goals, the NSW Government has established the following five priorities:

•	Rebuild the Economy, which aims to promote economic growth in NSW and establish the State as the first place in Australia to do business. To achieve this, the plan focuses on strengthening State finances, promoting employment growth, construction of new infrastructure, increasing the competitiveness of doing business in NSW, developing growth opportunities in regional NSW, reducing pressures on the cost of living and strengthening the NSW skills base;

•	Return Quality Services, which seeks to provide the best transport, health, education, policing, justice and family services with a focus on the citizens of NSW. The goals include increasing patronage of public transport, providing world class clinical services, better protection of vulnerable members of the community, preventing and reducing levels of crime and re-offending and improving education and learning outcomes for all students;

•	Renovate Infrastructure, which seeks to build the required economic and social infrastructure to support growth. To this end, NSW established INSW to provide advice regarding infrastructure requirements, including the creation and periodic updating of a 20 year State Infrastructure Strategy and implementation of an asset recycling program to enable the provision of critical metropolitan and regional infrastructure;

•	Strengthen NSW Local Environment and Communities, which aims to improve people’s lives by protecting natural environments and building a strong sense of community. Goals include the creation of new national parks, extra funding for sport and recreation infrastructure and the reallocation of decision making to local communities; and

•	Restore Accountability to Government, which aims to promote honesty in dialogue between the community and the NSW Government and giving people the opportunity to express opinions on decisions that affect them. Goals include returning confidence and integrity of the planning system, improving access to Government information and establishing improved mechanisms to deliver customer services.

Key Fiscal Aggregates

“Key Fiscal Aggregates” are some of the more important items within the budget accounts which would interest investors and others analyzing the accounts.

To carry out its functions, the NSW Government collects revenues from a variety of sources. The most significant of these are General Purpose Payments made by the Australian Government to the States and Territories. These payments are based on collections of the GST, which is a broad-based value added tax levied by the Australian Government on most goods and services consumed in Australia. The GST applies at a uniform rate of 10%. Other revenue sources for the NSW Government include payroll tax, purchaser transfer duty, land tax, mining royalties and Specific Purpose Payments. Specific Purpose Payments are payments made by the Australian Government to the States and Territories for particular policy areas. They differ from General Purpose Payments in that the States and Territories can spend General Purpose Payments as they see fit. See “Financial Relationship with the Commonwealth of Australia — Specific Purpose Payments” for more details.

The bulk of NSW Government expenses relate to employee costs (wages, leave expenses, superannuation) and other operating costs incurred in day to day service provision.

As the NSW Government is mainly responsible for service provision, expenses tend to exhibit steady growth over time and are essentially driven by demographic factors. Conversely, revenues are more cyclical in nature and tend to fluctuate more depending on the prevailing economic environment (see “New South Wales Government Finances — Structural and Cyclical Budget Impacts”).

The table below shows both revenues and expenses for the General Government sector since 2010. For more current information regarding key fiscal aggregates, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2013-14 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above.

Key Fiscal Aggregates(1)

	Actual	Actual	Actual	Actual
	2010-11	2011-12	2012-13	2013-14
	(A$ million)
General Government Sector
Total Revenues - of which:	57,144	59,005	60,130	66,005
Taxation	20,395	20,660	21,980	24,295
Grant revenue
- Commonwealth of Australia - general purpose	13,900	14,289	14,777	15,894
- Commonwealth of Australia - specific purpose	6,860	6,806	7,153	7,449
- Commonwealth of Australia - NPPs	4,215	4,948	2,536	3,963
- Other grants and contributions	642	700	941	1,026
Sale of goods and services	4,658	4,961	5,430	5,677
Interest income	468	552	406	609
Dividends and income tax equivalent income from other sectors	1,982	2,138	2,650	2,260
Fines, regulatory fees and other revenue	3,590	3,594	3,662	4,133
Other dividends and distributions	430	410	595	700
Total Expenses - of which:	55,804	58,394	61,891	64,757
Employee expenses	24,277	25,425	26,188	27,056
Superannuation expenses
- Superannuation interest cost	835	821	1,634	1,762
- Other superannuation expenses	2,210	2,294	2,534	2,694
Depreciation and amortization	2,818	2,978	3,667	3,954
Interest expenses	1,826	2,082	2,220	2,249
Other property expenses	1	1	—	—
Other operating expenses(2)	12,438	13,409	14,242	14,345
Grant expenses
- Current grants and subsidies	8,905	9,240	9,071	9,644
- Capital grants	2,494	2,143	2,336	3,052
Net Operating Balance	1,340	660	(1,731)	1,247
Cash surplus/(deficit)(3)	(1,035)	(5,731)	(2,204)	1,656
Purchases of non-financial Assets(4)	6,537	5,782	7,163	8,432
Net Worth	165,910	145,511	159,898	167,768

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. All data presented has been recognized and measured in accordance with AEIFRS.
(2)	Includes Treasurer’s Advance of A$2 million in 2013-14, A$37.3 million in 2012-13 and A$27.6 million 2011-12. The Treasurer’s Advance is an allowance for contingencies such as those associated with natural disasters and the costs of policy responses that may be required within the budget year.
(3)	This is the underlying cash balance (net of deposits to the Liability Management Fund).
(4)	Does not include assets acquired through finance leases.

The NSW Government is also undertaking an extensive capital expenditure program. The 2014-15 Budget provides General Government capital expenditure of $10.2 billion in 2014-15, a 17.9% increase on the $8.7 billion allocated in 2013-14. Total spending over the forward estimates is expected to be $38.3 billion. The decline over the forward estimates reflects the transfer of some capital expenditure out of the General Government sector and into the PTE sector, particularly in transport entities. Almost two-thirds (65%) of this four-year program is allocated to Transport and Communication, with Health (11%), Education (5%) and Public Order and Safety (6%) accounting for most of the remainder.

With $15 billion allocated in 2014-15, State infrastructure expenditure is expected to total $61.5 billion over the four years to 2017-18. This program is significant in its size, as it is expected to be 30% higher over the four years to 2017-18 compared to the four years from 2009-10 to 2012-13 (excluding Commonwealth Government stimulus funding).

The 2014-15 Budget contains the NSW Government’s capital expenditure plans for the upcoming four fiscal years. The previous NSW Government published the State Infrastructure Strategy every two years and outlined the NSW Government’s proposed infrastructure program for the following 10 years. The latest State Infrastructure Strategy under the previous government was released in 2008, and covered the period 2008-09 to 2017-18. In October 2012, INSW, in accordance with the NSW Government State Plan, published the 20 year State Infrastructure Strategy (the “SIS”) with five year funding plans. As discussed further in “— Infrastructure NSW & State Infrastructure Strategy” below, a revised SIS was released on November 25, 2014.

Infrastructure NSW & State Infrastructure Strategy

INSW was established to advise the Premier on the needs and strategic priorities for infrastructure in NSW. INSW’s purpose is set out in the Infrastructure NSW Act 2011 (the “Infrastructure Act”), which tasks the agency with various functions, including:

•	Preparation and submission to the Premier of a 20 year State Infrastructure Strategy;

•	Preparation and submission to the Premier of annual rolling five year infrastructure plans (or at any other time requested by Premier) and other plans as requested by the Premier;

•	Preparation of sectoral State infrastructure strategy statements;

•	Review and evaluation of proposed major infrastructure projects by Government agencies or the private sector;

•	Advice on infrastructure planning and delivery assessment, economic or regulatory impediments and funding models; and

•	Coordination of infrastructure submissions by NSW to the Commonwealth Government.

The Infrastructure Act provides that INSW’s 20 year SIS must assess the current state of infrastructure in NSW and the needs and strategic priorities for infrastructure in NSW for the next 20 years. In doing so, INSW is to have regard to any State strategic priority advised by the Premier.

On July 31, 2014, the Premier directed INSW to prepare and submit a revised 20 year SIS under the Infrastructure Act. The Premier also directed that, in developing the updated SIS, INSW should take into account the following State strategic priorities in accordance with the Infrastructure Act:

•	Rebuilding NSW, an initiative which allocates A$20 billion to the Restart NSW fund for investment in infrastructure over the term of the SIS, established from the proceeds of the long-term lease of 49% of the State’s ‘poles and wires’ electricity network businesses;

•	Sydney Rapid Transit, comprising the extension of rapid transit services between Bankstown and the North West Rail Link, through the Sydney central business district and a second harbor crossing;

•	Sydney Roads Renewal, major projects to address congestion on key arterial routes across Sydney, including in Southern Sydney, the West and Northern Beaches, and the augmentation of WestConnex with greater north/south connectivity;

•	A Regional Roads Fund, with an expected contribution of at least A$1 billion in funding to invest in upgrades to the regional road network;

•	A Regional Water Fund, with an expected contribution of at least A$1 billion in funding to improve water quality and security in regional NSW;

•	A Schools and Hospitals Building Fund, with an expected contribution of a least A$2 billion to provide health and education infrastructure to improve services and support population growth in Sydney and across NSW; and

•	A Sporting and Cultural Infrastructure Fund, with an expected contribution of at least A$500 million to build and improve sporting and cultural infrastructure that will increase the economic capacity of the State and have both strategic and social value.

The updated SIS, which was released on November 25, 2014, contains INSW’s revised assessment of the State’s long-term economic and social infrastructure needs and priorities, and its independent advice to the NSW Government, in accordance with the Infrastructure Act. The SIS covers metropolitan public transport, urban roads, international gateways, regional and interstate transport, water, health, education, energy, sports and cultural infrastructure.

The recommendations in the SIS relate both to the Premier’s stated strategic priorities and to other investments and initiatives which INSW considers will grow the State’s economy and enhance its productivity. For consistency with the Government’s strategic planning settings, the SIS has generally adopted a planning horizon to 2031.

The net proceeds from the Rebuilding NSW initiative to lease 49% of the State’s electricity network assets will be deposited in the Restart NSW fund to accelerate delivery of priority projects identified by INSW in the SIS and to invest A$20 billion in new capital, consistent with the goal of maintaining the State’s triple-A credit rating. This capital recycling transaction is expected to qualify for a Commonwealth incentive payment equal to 15% of the proceeds which are directed toward infrastructure projects, with A$6 billion (30%) to be directed to regional projects.

Modelling undertaken for INSW by Deloitte Access Economics suggests that the Rebuilding NSW initiative and the investments proposed in the SIS could effectively increase NSW GSP by A$30.9 billion to 2035 – an increase of 3.6% over the level of NSW GSP that would occur without the plan – and add about 122,000 jobs. The expected increase in GSP can be largely attributed to the expected reinvestment of funds into productive infrastructure.

Reinvestment in infrastructure will allow Sydney to better manage the increase in population and economic activity that is expected to occur over the coming decades. Better infrastructure will also help to attract more people and business to Sydney by creating easier access to jobs and markets, thereby boosting economic growth and productivity.

The Government’s response to the updated SIS confirmed these significant priorities and reservations:

•	A$8.9 billion reserved for Urban Public Transport, including Sydney Rapid Transit (A$7.0 billion), Sydney’s Rail Future Stage 2 program (A$1.0 billion reserved), Bus Rapid Transit and Bus Priority programs (A$300 million reserved) and Parramatta Light Rail (A$600 million reserved);

•	A$2.4 billion reserved for Urban Roads, including A$1.1 billion towards WestConnex northern and southern extensions and a Western Harbour Tunnel;

•	A$4.1 billion reserved for regional transport, including for Regional Growth Roads (A$1.0 billion), Regional Road Freight Corridor (A$2.0 billion);

•	A$1.0 billion reserved for health infrastructure, including A$300 million for Regional Multipurpose Health Facilities program;

•	A$1.0 billion reserved for education, including A$300 million for a Regional Schools Renewal program;

•	A$1.0 billion reserved for the Regional Water Security and Supply Fund;

•	A$1.5 billion reserved for Culture and Sporting infrastructure, comprising A$600 million for a Cultural Infrastructure program, A$600 million for Sports Stadia Infrastructure program and A$300 million for a Regional Environment and Tourism Program; and

•	A$100 million for corridor identification and reservation.

Economic Structure

In 2013-14, services industries5 accounted for approximately 67% of NSW total output and approximately 80% of NSW’s total employment (excluding the “Ownership of Dwellings” category, which refers to the actual and imputed rents earned by property investors and owner-occupiers and does not have any associated employment), with Property & Business Services6 and Finance & Insurance Services contributing the largest proportions. Other major NSW industries include Manufacturing, Construction, Healthcare and Social Assistance and Retail Trade.

[5]	The ANZSIC 2006 industries which are considered “service” industries are: Electricity, Gas, Water & Waste Services, Wholesale Trade, Retail Trade, Accommodation & Food Services, Transport, Postal & Warehousing, Information Media & Telecommunications, Financial & Insurance Services, Rental, Hiring & Real Estate Services, Professional, Scientific & Technical Services, Administrative & Support Services, Public Administration & Safety, Education & Training, Healthcare & Social Assistance, Arts & Recreation Services and Other Services.

[6]	Since the ABS has adopted ANZSIC 2006 classifications, “Property & Business Services” has been broken down by “Rental, Hiring & Real Estate Services”, “Professional, Scientific & Technical Services” and “Administrative & Support Services”. For the purposes of this Report, these categories have been re-aggregated in order to more accurately capture impacts on the predominantly services-based NSW economy.

Despite its small overall share of output and employment, Agriculture remains a vital industry to the NSW economy. The Murray-Darling Basin, the majority of which lies within NSW, was estimated to have produced 40% of Australian agricultural output during 2011-12 (the latest fiscal year for which data is available).

The table below shows the share of total NSW and Australian output and employment by industry in 2013-14. In the industry discussion which follows, updated employment numbers for the twelve months ended August 2014 are used.

Industry Output and Employment, 2013-14

	Output				Employment(1)
Industry	Value(2) (A$ million)		Share of NSW	Share of National	Number (000)	Share of NSW	Share of National
Agriculture, Forestry & Fishing	6,111		1.3%	17.2%	89.8	2.5%	27.7%
Mining	13,043		2.7%	10.2%	40.4	1.1%	15.4%
Manufacturing	33,989		7.0%	34.1%	277.3	7.7%	29.8%
Electricity, Gas, Water & Waste Services	11,848		2.4%	27.8%	41.8	1.2%	27.9%
Construction	25,004		5.1%	20.1%	304.8	8.5%	29.7%
Wholesale Trade	19,561		4.0%	31.9%	135.4	3.8%	34.6%
Retail Trade	21,375		4.4%	30.4%	371.9	10.3%	30.1%
Accommodation & Food Services	13,028		2.7%	36.3%	254.4	7.1%	33.5%
Transport, Postal & Warehousing	22,262		4.6%	30.2%	194.0	5.4%	32.7%
Information Media & Telecommunications	18,710		3.8%	43.0%	78.1	2.2%	38.6%
Financial & Insurance Services	61,242		12.6%	46.5%	176.7	4.9%	42.6%
Rental, Hiring & Real Estate Services	15,705		3.2%	36.8%	66.3	1.8%	31.7%
Professional, Scientific & Technical Services	35,220		7.2%	35.2%	301.8	8.4%	33.1%
Administrative & Support Services	17,007		3.5%	38.9%	115.9	3.2%	30.3%
Public Administration & Safety	24,849		5.1%	29.7%	204.1	5.7%	27.8%
Education & Training	22,731		4.7%	31.7%	287.0	8.0%	31.4%
Healthcare & Social Assistance	30,482		6.3%	30.4%	438.3	12.2%	31.1%
Arts & Recreation Services	4,683		1.0%	38.1%	58.2	1.6%	28.8%
Other Services	9,470		1.9%	34.2%	161.1	4.5%	32.9%
Ownership of Dwellings	46,437		9.5%	35.2%	—	—	—
Total	487,587	(3)	100.0%	31.3%	3,597.3	100.0%	31.2%

(1)	Based on year average to August 31, 2014.
(2)	In constant 2012-13 dollars.
(3)	Components will not add to total as the value of taxes, subsidies and the statistical discrepancy have been omitted.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2013-14, and ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2014.

Property & Business Services

Property & Business Services is an amalgam of the Rental, Hiring & Real Estate Services, Administrative & Support Services and Professional, Scientific & Technical Services industries. In terms of output share, the Property & Business Services sector is NSW’s largest industry. In 2013-14 the group made up 13.9% of NSW output and contributed 36.4% to the national industry total. NSW, in particular Sydney, is regarded as the business and financial center of Australia, being home to7:

•	46% of Australia’s finance and insurance sector;

•	35% of Australia’s professional, scientific and technical services sector; and

•	43% of Australia’s information, media and telecommunications sector.

[7]	NSW Business Services Industry Profile, http://www.trade.nsw.gov.au/about/corporate-info/publications.

Activity in the property sector was slower following the end of the housing boom in late-2003. This situation was aggravated by the effects of the global financial crisis and economic downturn, especially as job security became more of a concern.

In response to the global economic downturn, and in addition to the RBA cutting its official cash interest rates from 7.25% in August 2008 to 3.00% in April 2009, the Australian and then NSW Governments announced measures designed to stimulate the property market by supporting housing market activity and encouraging investment in new dwelling supply. The Australian Government increased First Home Owner Grants from the original A$7,000 to A$14,000 for purchases of existing homes, and increased the grant to A$21,000 for purchases of newly built homes. The then NSW Government offered an additional A$3,000 to first home buyers purchasing a newly built homes, while halving the transfer duty payable on newly built homes (valued under A$600,000) for non-first home buyers. All of these measures concluded by the end of June 2010, and largely had the desired effect of supporting housing market activity and investment. Following this, and in response to affordability concerns, the then NSW Government announced a two year housing supply strategy in the 2010-11 Budget to boost housing construction and support the housing recovery.

The current Government’s policy, the Building the State package, announced in the 2012-13 Budget, includes homebuyer assistance measures designed to encourage the construction of new properties. The package also committed funding for additional infrastructure designed to support the residential construction industry. See “New South Wales Economy — Dwelling Investment” above for further information.

The RBA’s official cash interest rate was 2.50% as at December 2014, a record low rate in historical terms. Mortgage rates are also historically low, with the average standard variable rate at 5.95% in November 2014, 1.3% below the decade average of 7.22%.

In the 12 months to August 2014, about 484,000 people were employed in this sector on average, a decrease of 0.1% on the 12 months to August 2013.

Financial and Insurance Services

The Financial & Insurance Services industry is a key NSW industry whose importance, in terms of both employment and output, has grown over the last two decades. In 1991-92, the industry’s output share was 7.9%, compared to 12.6% in 2013-14, and is now NSW’s largest industry (excluding the Property & Business Services industry, which is an amalgam of other services industries). Employment in the Finance and Insurance industry in NSW grew at an average rate of 0.6% per year over the last five years to August 2014. As the table above shows, in 2013-14 it comprised about 46.5% of Australia’s Finance & Insurance Services output and about 42.6% of Australia’s Finance and Insurance employment.

Major government and financial institutions, such as the RBA, Australian Securities Exchange and Australian Financial Markets Association, are all located in Sydney.

The banking, equities, managed funds, foreign exchange and futures sectors are all represented within the Finance and Insurance industry. The industry is aided by Australia’s regulatory environment and reputation for relative financial stability and solvency.

This sector had been recovering steadily in both employment and output in the three years following the global financial crisis peaked in 2008-09, but slowed in 2012-13, as global growth remained low. The sector remains exposed to recent global financial instability emanating from the European sovereign debt situation and the slowdown of China’s economy. During the 12 months to August 2014, employment in this industry averaged about 176,700 people, which was 1.2% higher than the average through the 12 months to August 2013.

Manufacturing

Manufacturing is another important industry to the NSW economy. In 2013-14, it constituted 7.0% of total NSW output and 34.1% of Australian total Manufacturing output. It is a major export contributor, contributing approximately 20% to NSW’s total exports on average over the five years to 2011-12. Major export partners include the United States, Japan, South Korea, New Zealand and China. NSW’s top manufactured exports include medicinal and pharmaceutical products, and professional, scientific and controlling instruments. More detail about manufactured exports is provided below under “— Trade”.

In recent years, the NSW Manufacturing sector has been adversely affected by the historically high Australian dollar exchange rate driven principally by the global commodities boom. NSW Manufacturing’s international competitiveness was expected to improve as the exchange rate fell from its July 2008 highs.

From February 2009, the exchange rate rose steadily, with the Australian dollar achieving parity with the U.S. dollar late in 2010. The Australian dollar traded at or above parity until May 2013, but has weakened since then, averaging around US$0.92 in 2013-14. Since the start of 2014-15, the dollar has receded further, averaging US$0.90 for the first five months of 2014-15. The depreciation of the Australian dollar is expected to support Manufacturing growth in NSW going forward.

In 2012-13 (the latest year for which data is available), three subsectors accounted for approximately 41.7% of NSW’s total manufacturing sales and service income. These were food products (19.9%), primary metal and metal products (10.1%) and machinery and equipment (11.6%).

Growth in NSW Manufacturing output has been mixed in recent years, with the industry increasing by 7.3% in 2007-08 prior to the global financial crisis, and then declining 3.6% in 2008-09 at the peak of the crisis. In 2009-10 the sector grew by only 0.3% due to pressure from the high level of the Australian dollar, and rose 0.8% in 2010-11, primarily due to growth in oil refining and steel. In the last three years, with the persistently high exchange rate and subdued demand in export markets, NSW Manufacturing output fell, by 1.4% in 2011-12, 2.9% in 2012-13 and by 3.2% in 2013-14. Over the last five years, NSW Manufacturing’s output growth fell by an average of 1.3% per annum. However, recent depreciation of the Australian Dollar, if sustained, is expected to support the Manufacturing sector.

During the 12 months to August 2014 there were about 277,300 people employed in Manufacturing on average, 4.2% lower than a year ago. Consistent with the decrease in the number of workers in 2013-14, Manufacturing’s share of NSW employment has fallen consistently since 1997, from averaging 13.3% in the 12 months to August 1997 (the peak of Manufacturing’s share of NSW employment) to averaging 7.7% in the 12 months to August 2014. This decline is primarily due to a structural shift as the NSW economy moves more towards services and away from Manufacturing – a pattern that is also noticeable for the Agriculture, Forestry & Fishing sector.

NSW Manufacturing Sales and Service Income(1)

Manufacturing Sub-sectors	2011-12	2012-13	Annual Change (%)
	(A$ million)
Food product manufacturing	21,998	23,044	4.8
Beverage and tobacco product manufacturing	5,326	5,593	5.0
Textile, leather, clothing and footwear manufacturing	2,508	2,434	-3.0
Wood product manufacturing	3,517	3,435	-2.3
Pulp, paper and converted paper product manufacturing	3,453	3,491	1.1
Printing (including the reproduction of recorded media)	3,576	3,235	-9.5
Petroleum and coal product manufacturing	na.	na.	—
Basic chemical and chemical product manufacturing	10,008	9,511	-5.0
Polymer product and rubber product manufacturing	4,277	3,433	-19.7
Non-metallic mineral product manufacturing	5,582	5,212	-6.6
Primary metal and metal product manufacturing	11,777	11,664	-1.0
Fabricated metal product manufacturing	7,689	8,114	5.5
Transport equipment manufacturing	na.	6,393	—
Machinery and equipment manufacturing	13,654	13,440	-1.6
Furniture and other manufacturing	2,206	na.	—
Total	117,083	115,518	-1.3

(1)	The sales and service income of the “Petroleum and coal product”, “Transport equipment” and “Furniture and other” Manufacturing sub sectors in relevant years was not released in the publication for certain years, but was included in total Manufacturing sales and service income.

Source: ABS 8155.0 Australian Industry, 2012-13

Construction

Construction constituted approximately 5.1% of NSW total output in 2013-14. In the 12 months to August 2014, there were, on average, 304,800 people, or 8.5% of total NSW workforce, employed in the Construction sector. Prior to 2010-11, growth in Construction had been driven by non-residential Construction. Dwelling Construction activity accelerated during 2010 in response to various state and Federal government stimulus measures and low interest rates. Residential Construction, along with dwelling building approvals, rose in 2010-11 and contributed more to GSP than non-residential Construction. After rising by 9.5% in 2010-11, dwelling investment fell by 6.8% in 2011-12, before expanding by 2.6% in 2012-13 and 5.6% in 2013-14, in response to record low interest rates and State government stimulus measures (Building the State Package) aimed specifically at new dwelling Construction. Non-dwelling Construction has been volatile in recent years, as it rose by 19.3% in 2010-11, 1.8% in 2011-12 and 30.4% in 2012-13 before falling by 15.8% in 2013-14.

Residential building approvals on average over 2014 to October are above their decade-average levels. There are solid fundamentals in place for the housing Construction sector, including strong rental price growth, a low rental vacancy rate and improving population growth. These fundamentals, combined with low interest rates, an improving housing market (with rising dwelling prices and high auction clearance rates) and State Government initiatives are expected to result in strong dwelling investment over the next few years.

Although dwelling investment currently represents only around 4% of domestic demand, a strong pick-up is essential for economic growth to return to trend, given the sector has large flow-on effects throughout the economy.

Non-Dwelling Construction(1) and Dwelling Construction(2) – Percentage Shares of NSW Total Construction

As at June 30,
	2009	2010	2011	2012	2013	2014
Non-Dwelling Construction	49.8	47.6	49.7	51.9	57.9	52.3
Dwelling Construction	50.2	52.4	50.3	48.1	42.1	47.7
Total Construction	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Non-dwelling Construction includes building (e.g., shopping centers) and engineering (e.g., roads) construction.
(2)	Dwelling Construction includes new dwellings and alterations and additions (e.g., extensions).

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2013-14.

Sydney housing price growth rose strongly through 2009-10, with growth peaking at 17.9% through the year to March quarter 2010. Growth eased in 2011, with prices over the year to the December quarter 2011 down 2.9%. Prices rose 1.0% through the year ended September 2012, and averaged 2.8% in the four quarters to September 2013. Sydney housing price growth has accelerated since then, growing 3.5% on average in each quarter since September 2013, totaling 14.6% growth through the year to September 2014.

While the RBA’s reductions in interest rates in 2008 and 2009 resulted in improved housing affordability in 2009 and 2010, population growth in NSW accelerated in the years leading up to 2011 and resulted in a tight rental housing market. Despite population growth easing in 2012 and the RBA cutting rates in 2012 and 2013 to record low levels, the rental market remains tight due to low levels of new residential Construction. These factors are expected to support housing demand over the next few years, which are expected to lead to increases in dwelling Construction activity.

Following the end of the global financial crisis, the RBA removed the emergency monetary stimulus in October 2009, and by November 2010, interest rates were at a slightly restrictive level, with the official cash rate at 4.75%. However, with domestic inflation and global and domestic activity forecasts lowered by the RBA in 2011 due to global uncertainty, the RBA embarked on another round of interest rate cuts, lowering the cash rate by 0.25% in both November and December 2011. In 2012, the RBA cut the official cash rate 4 times, in May, June, October and December, by 0.50%, 0.25%, 0.25% and 0.25%, respectively. In 2013, the RBA cut the rates twice, in May and August, by 0.25% each time, to its current record low 2.50%. The cash rate has remained at 2.50% since then. The low rates have supported the housing Construction sector and are expected to continue to do so going forward.

In the September quarter 2014, new non-residential Construction rose by 3.8%. This followed a rise of 3.0% in the June quarter 2014 and a 9.0% decline in the March quarter 2014.

Total building work done in the September quarter 2014 was up 3.0% compared to the June quarter 2014, with public non-residential work detracting 0.5% from growth, private non-residential contributing 2.2% and residential Construction contributing 1.3%. In the June quarter 2014, NSW engineering construction work (e.g., roads, bridges and mines) was down 6.0% compared to the previous quarter.

Retail Trade

In the 12 months to August 2014, the Retail Trade industry employed, on average, 10.3% of the NSW workforce, making it NSW’s second-largest employing industry behind Healthcare & Social Assistance. The number of employed was 0.3% higher than the 12 months to August 2013, as retailers hired more staff in line with growing consumer confidence and improving retail activity experienced in the second part of 2014. Retail output rose 4.1% in 2013-14. 46.4% of those working in retail were part-time workers, the second-highest proportion behind the Accommodation & Food Services industry (55.6%). In terms of output, the Retail Trade industry contributed 4.4% to NSW total output in 2013-14. Over the last five years to 2013-14, retail industry output has grown on average by 3.2% per year.

Retail activity fell in the first half of 2011 as employment concerns reemerged and consumer confidence declined amid financial market volatility and fears arose regarding the economic outlook for the world, especially for the United States and Europe. However, retail sales in 2011-12 saw improvement, with positive growth in each quarter totaling 2.4% growth through the year to June 2012. The growth in retail activity in 2011-12 was helped by continued employment growth and the RBA’s decision to cut rates by 0.25% in November and December 2011, as well as 0.50% in May.

Growth moderated over the second half of the 2012 calendar year before improving modestly in the March quarter 2013 (0.8%) and the June quarter 2013 (0.5%). Growth remained below trend at 2.1% through the year to the June quarter 2013.

Retail trade activity rose solidly in 2012-13, growing by 5.4% following the extended period of RBA’s historically low interest rate. Following this trend, retail trade grew by 4.1% in 2013-14.

In the September quarter 2014, the largest proportion of retail turnover was concentrated in food retailing (about 38.8%). This was followed by household goods (principally furnishings, appliances and hardware, with 16.8% turnover), ‘other’ retailing (which includes pharmaceutical and recreational goods , with 14.7% turnover), cafes, restaurants and takeaway food (14.6% turnover) and clothing, footwear and personal accessories (principally footwear, textiles and other soft goods, with 8.6% turnover).8

Wholesale Trade

Wholesale Trade employed on average 135,400 people, or 3.8% of the NSW workforce, in the 12 months to August 2014. This represents a 7.2% decrease on the average level the sector employed in the 12 months to August 2013.

Output of the Wholesale Trade industry fell 6.3% in 2013-14, the first negative growth since 2003-04, likely due to subdued business confidence. Over the last five years, Wholesale Trade output has grown by an annual average of 2.0%, making up 4.0% of total NSW output in 2013-14. Given the make-up of Wholesale Trade and its position in the supply chain (as a supplier of intermediate goods and inputs), the performance of NSW economic activity and demand is expected to directly affect this sector.

Tourism

Tourism is an amalgam of a number of industries, such as transport, retail and accommodation, cafes and restaurants, and is an important industry for NSW. In 2013-14, it was estimated that the tourism industry directly accounted for approximately 158,000 jobs and indirectly accounted for a further 109,000 jobs9. enerally, an industry is defined by the goods and services it produces. Tourism, however, is defined by the purchaser of goods and services (i.e., if they are bought by domestic or international visitors). For example, while the transport industry provides transportation services, those transportation services bought by visitors will make up a part of the tourism industry. In the year to the June quarter 2014, NSW received over 3 million international visitors and more than 26 million domestic visitors. For both international and domestic visitors, the main reason for visiting was for a “holiday or leisure”, followed by “visiting friends and relatives”. International visitors also named “business” as another major reason for coming to NSW.

[8]	Source: ABS 8501.0, Retail Trade, Australia, October 2014.
[9]	Destination NSW: Economic Contribution of Tourism to NSW 2012-13, available at
http://www.destinationnsw.com.au/wp-content/uploads/2014/04/economic-contribution-of-tourism-to-nsw.pdf

Tourism has seen stronger activity in the year to June 2014, with domestic visitors to NSW rising 6.1% and international visitors increasing by 6.6% compared to the year to June 2013. In terms of national market share, NSW has seen an increase in domestic, but a decrease in international, visitors compared to the year to the June quarter 2013. Both categories also saw an increase the number of people visiting NSW for “holiday or leisure”.

Transport, Postal & Warehousing

Sydney Airport handles the bulk of Australia’s international air transport movements. In fiscal year 2012-13 (the latest period for which such data is available), about 42.0% of international travelers traveling through Australia came through Sydney Airport, more than the Melbourne (22.3%) and Brisbane (15.3%) airports combined. Over the same period Sydney Airport handled 48.1% of all air freight transported into and out of Australia.

Newcastle Port is the largest coal export port in the world in terms of mass tonnage moved, having moved 154.4 million mass metric tons10 of coal in 2013-14 (latest available), compared to 142.6 million mass metric tons in 2012-13 and 121.9 million mass metric tons in 2011-12. Port Kembla is a multifunctional port which handles bulk, general and break-bulk cargo containers and cars. Currently, major exports from Port Kembla include coal and coke, grain, iron ore and steel products. In 2012-13, Port Kembla’s throughput (exports and imports) was 28.9 million revenue metric tons, compared to 32.2 million revenue metric tons in 2011-12 and 33.6 million revenue metric tons in 2010-11.

With the successful long term lease of the Port of Newcastle the staff, rights, assets and liabilities of the residual port agencies of Sydney Ports Corporation (“SPC”) and Port Kembla Port Corporation (“PKPC”) were vested and transferred into Newcastle Port Corporation (“NPC”) on July 1, 2014. The newly amalgamated NPC is trading under the name Port Authority of NSW (“PANSW”). Any remaining rights, assets or liabilities which are not transferred as at July 1, 2014 will be transferred in the coming months, after which SPC and PKPC will be dissolved by proclamation.

Going forward, PANSW will manage the commercial ports of Newcastle, Port Kembla, Sydney Harbour, Botany Bay, Yamba and Eden. PANSW’s retained responsibilities include the role of Harbour Master, provision of navigation and pilotage services, maritime security and emergency response. PANSW will also oversee cruise, dry bulk and oil shipping on Sydney Harbour, cruise shipping in Newcastle and the management of berths and facilities at the Circular Quay Overseas Passenger Terminal (OPT), White Bay and Glebe Island.

The NSW ports are connected to an extensive network of rail and road infrastructure that allow for the transportation of goods within NSW, across Australia and internationally. In order to ensure that this ease of transportation is maintained, the NSW Government is investing in an Intermodal Logistics Centre (the “Intermodal Logistics Centre”) in Enfield, a suburb of Sydney. Construction of the Intermodal Logistics Centre was completed in December 2013 and operations are expected to commence in late 2014. The Intermodal Logistics Centre will form part of a network of existing and planned intermodal terminal facilities in Sydney and is projected to service around a quarter of the total intermodal demand per year.

The NSW road network covers approximately 184,900 kilometers and is being expanded and upgraded to retain its safety and viability. Current major road projects include the development of WestConnex, continued expansion of the Pacific Highway (which links Sydney to Brisbane) and extensive improvements to Sydney’s major motorways.

The Transport, Postal & Warehousing industry’s share of NSW output has been fairly steady since 1989-90 (earliest data available), averaging about 4.3% per annum to 2012-13. Since 2006-07, growth in the industry has been positive as a result of the commodities boom, with the exception being the decrease in growth in 2008-09 due to the economic slowdown. Transport, Postal & Warehousing output rebounded to rise by 5.2% in 2009-10. Its output growth slowed in the next three years, growing by 4.9% in 2010-11, 4.3 % in 2011-12 and 1.9% in 2012-13. In 2013-14, output fell by 0.7% and made up 4.6% of total NSW output.

[10]	There are two different measures for cargo. A “revenue metric ton” is the measure port authorities based their charging on while a “mass metric ton” is the physical weight of the commodity.

Employment growth eased through the 2008-09 and 2009-10 fiscal years, as levels retreated from all-time highs (reached in the four quarters to May quarter 2008) due to the commodities boom. Employment in this sector increased by 8.0% in 2010-11 to exceed the previous peak set in 2007-08, before falling by 5.9% in 2011-12 as global trade softened. In 2012-13, employment grew by 1.9%. In 2013-14, employment fell 0.2% to around 187,900.

Education & Training

The education system in NSW caters to students from pre-school to post-graduate studies with education services being provided by both the private and public sectors. The government sector provides the bulk of services. The NSW Government is responsible for pre-schools, primary, secondary and trades education while the Australian Government is responsible for the universities.

In NSW in the 2013 calendar year (the latest calendar year for which data is available), there were approximately 2,318 public schools (from pre-school to secondary) with over 755,300 enrolled students, compared to 917 private schools. There were also over 130 Technical and Further Education (“TAFE”) campuses.

Over the last five years, the Education & Training sector has grown by an annual average rate of 1.5% per annum, while the industry’s share of total NSW output has remained largely unchanged. In 2011-12, the Education & Training sector’s share of total NSW output was at 4.4%, the same as in 2007-08, and 0.1% lower than 2008-09, 2009-10 and 2010-11. In 2013-14, the sector’s share of total NSW output was 4.7%. Employment in the sector rose by 5.1% in 2013-14 to be 8.0% of total NSW employment.

Education is primarily driven by demographic factors, thus the global financial crisis and economic downturn has not had a significant impact on this sector, especially in the primary and secondary schooling levels.

The tertiary sector may suffer somewhat as slower global conditions in some overseas countries, tighter student visa conditions and the high value of the Australian dollar may mean fewer international students.

Healthcare & Social Assistance

Federal law provides that all Australian citizens have access to universal health care through the system known as “Medicare”. This is the national health insurance program which provides access to a doctor of choice for out-of-hospital care, free public hospital care and for specified optical and dental services. While the hospital systems are predominantly operated by the State Governments, the system of doctors, specialists and nursing homes is mainly the responsibility of the Australian Government as stipulated under the National Health Act 1953 (Cth) (the “National Health Act”).

The National Health Act states that the Australian Government is responsible for providing diagnostic and therapeutic services for medical practitioners and hospitals, and for patients of medical practitioners or hospitals. The Australian Government is also responsible for providing anything incidental to the diagnostic and therapeutic services. As such, the Australian Government sets the rates at which doctors ought to charge patients for various medical services and pays doctors for providing these services. The Australian Government is also responsible for administering the Pharmaceutical Benefits Scheme (“PBS”) which provides subsidized prescription medicine to all Australian residents and eligible overseas visitors.

In NSW, the main provider of health and community services is the NSW Government. The Department of Health is the largest agency in terms of State Budget funding per annum, while the Department of Community Services and the Department of Ageing, Disability and Home Care are both also among the top 10 agencies in terms of State Budget funding per annum.

During the 12 months to August 2014, there were about 438,300 people employed in the Healthcare & Social Assistance industry in NSW, an increase of 1.3% over the 12 months to August 2013. Currently there are over 220 public hospitals, 96 private hospitals and more than 500 community, family and children’s centers across the State.

Since its trough in 1999-00, this sector’s share of total NSW output has grown from a 4.8% share to a 6.3% share in 2013-14. In the last five fiscal years, annual growth in output averaged 3.6% per annum, driven largely by the aging of the NSW population and other demographic factors.

Ownership of Dwellings

This industry covers both owner-occupier and investor properties. The “output” generated by this industry is the actual rent accruing to owners of investment properties and the imputed rent earned by owner-occupiers (i.e., the rent owner-occupiers would have earned had they leased their property out). There is no labor associated with this industry.

This industry made up 9.5% of total output in 2013-14 and 2012-13. Since 1989-90, its share has averaged 9.6%. It recorded strong annual growth between the mid-1990s through to the mid-2000s, consistent with the housing boom experienced by NSW during this time. In the last five years to 2013-14, annual growth has averaged 1.4% per year. Growth decreased from 2.8% in 2012-13 to 2.1% in 2013-14 as the RBA kept the interest rate at historically low levels after cutting rates in late 2012 and throughout 2013.

Public Administration & Safety

This category includes public servants at Federal, State and Local levels (excluding teachers and public sector health care workers). During the 12 months to August 2014, this industry made up 5.7% of total NSW employment, or around 204,100 people. Total employment in this industry fell by 1.0% compared to a year earlier. Over the last five years, employment growth has averaged 0.1% per annum.

Over the last five fiscal years, output growth has averaged 2.7% per annum, with 5.3% growth in 2013-14. However, annual growth in this industry is volatile. For instance, in the years 2009-10 to 2013-14, output grew annually by rates of 1.4%, 2.2%, 1.4%, 3.3% and 5.3%, respectively.

Mining

Mining’s output share in 2013-14 was 2.7%, 0.5 percentage points higher than its historical average of 2.2% (going back to 1989-90 — the earliest data available). In 2013-14, output grew by 7.1%, compared to 3.4% in 2012-13 and 11.7% in 2011-12. Annual average growth per annum over the last five fiscal years has been 6.1%. The 2013-14 growth reflected an increase compared to the easing in activity in 2012-13, when mining investment contracted, commodity prices decreased and there were relatively fewer mining investment project pipeline contracts undertaken. Given Mining’s relatively small share of the NSW economy, NSW has not experienced the effects of the recent commodities boom to the same extent as resource-rich States like Queensland and Western Australia, and conversely has been more shielded from its slowdown. NSW’s Mining sector also differs from the other Australian States in that it is highly concentrated in a single commodity, thermal coal, which is used in power generation rather than steel production. Thus, NSW is less exposed to China’s construction industry, which imports a great deal of coking coal and iron ore. Moreover, most of NSW’s thermal coal exports are sent to Japan and Korea (accounting for approximately 60% of NSW coal export), where prices are generally based on long-term contracts rather than spot price movements.

Employment fell by 8.5% in the 12 months to August 2014, in average annual terms, after falling 2.4% a year earlier, which is consistent with the transition from the investment phase to the production phase of the mining boom. Over the five years to August 2014, employment in this sector grew by an annual average of 6.0%.

NSW’s main Mining export is thermal coal and its main destination is Japan. A moderate recovery in Japanese economic activity would be expected to flow through to coal exports, leading to improved volumes, as would increased demand from China and India. Conversely, if growth in those countries remains subdued, it would likely have a negative impact on both the price and volume of coal exports. Although the Japanese government has started to implement its plan to restart Japanese nuclear plants, the existing fleet of nuclear reactors will need to pass a rigorous set of new safety requirements before they can resume operation. This restart is expected to place some downward pressure on the thermal coal demand in the medium term.

Prices for thermal coal, like many other commodities, have declined over the last 12 months to November 2014. The Newcastle thermal coal spot price over the 11 months of 2014 to date averaged around US$72 per metric ton, 15.9% lower than over the same period in 2013. This is largely reflective of the increase in coal supply from overseas and an increasing preference for lower calorific coals. The Bureau of Resources and Energy Economics (“BREE”) forecasts that thermal coal contract prices will ease from US$95 per metric ton in Japanese Financial Year12 (JFY) 2013 to US$82 and US$77 in JFY’s 2014 and 2015, respectively, as supply increases.13 Although NSW benefits from coal exports, it should be noted that NSW is a diversified, service-oriented economy. Therefore, lower coal prices generally do not affect NSW as negatively as they would other States whose growth is more dependent on mining, such as Queensland.

[12]	Japanese financial years run from April 1 to March 31.
[13]	BREE, Resources and Energy Report, September quarter 2014, pp 45-46.

Information Media & Telecommunications

In 2013-14, the output of this sector (which includes telecommunications, internet providers and library and information services, among others), fell by 0.9% and made up 3.8% of total NSW output. Over the past 25 years, it has been the second fastest growing sector in NSW after the Financial and insurance sector (4.7%), growing by an average of 4.6% since 1989-90, with its output share consistently expanding. In the five years to 2013-14, its growth has moderated, growing at an average annual rate of 1.0%.

The industry was also negatively affected by the economic downturn in 2008-09, with industry output in 2008-09 declining 0.7%. The lower level of business activity during the downturn reduced demand for telecommunications and information systems capital spending and maintenance. Growth in the industry rebounded in 2009-10 and 2010-11, rising 3.6% and 2.6%, respectively, before reversing to a fall of 1.2% in 2012-13.

During the 12 months to August 2014, the Information Media & Telecommunications industry employed approximately 78,100 people, or 2.2% of the total NSW workforce, on average. Compared to a year earlier, employment fell by 9.3%, or approximately 8,000 people.

Electricity, Gas, Water & Waste Services

Electricity, Gas, Water & Waste services made up about 2.4% of total NSW output in 2013-14, with real gross value added falling by 1.6% compared with 2012-13. However, the output share has been steadily declining from its early-1990s peak of 4.0%.

The employment share of the industry during the 12 months to August 2014 was just 1.2% of total NSW employment. Since 2000, the employment share has been fairly constant, averaging about 1.0%. Over the last 5 years, employment has grown by 0.8% per annum, on average.

Prior to recent privatization of energy assets, the NSW Government was the owner of three electricity generation corporations (Eraring Energy, Macquarie Generation and Delta Electricity), three electricity distribution corporations (Ausgrid, Endeavour Energy and Essential Energy) and one electricity transmission business (Transgrid). In 2010, the distribution corporations sold their respective energy retail businesses and brand names (EnergyAustralia, Integral Energy and Country Energy) to the private sector as part of a reform process aimed at removing the State from the financial risk associated with wholesale electricity trading.

Ausgrid, Endeavour Energy, Essential Energy and Transgrid are regulated monopolies that physically transport electricity from generators to end use customers (i.e., homes and businesses). Transgrid is responsible for the bulk of NSW’s high-voltage transmission from electricity generators to the distribution networks. Ausgrid, Endeavour Energy and Essential Energy are responsible for the distribution of electricity to end users.

In 2010, the then NSW Government transferred to the private sector three energy retail businesses (EnergyAustralia, Integral Energy and Country Energy), four generation development sites and the trading rights of power stations at four locations. These energy reform transactions were designed to pass the risks associated with wholesale electricity trading to the private sector and encourage private sector investment in electricity generation. This followed comments from the private sector that they would be reluctant to invest in competition with the NSW Government. The State received A$5.3 billion in gross proceeds for the 2010 energy reform transactions, which were completed in 2011. As the State-owned distribution corporations sold their retail brand names along with their retail businesses, re-branding the distributors was required. The distribution corporations are now named Ausgrid (formerly EnergyAustralia), Endeavour Energy (formerly Integral Energy), and Essential Energy (formerly Country Energy).

In April 2011, the newly elected NSW Government commissioned an inquiry into the former Government’s part-privatization of the State’s energy assets. In November 2011, the Government announced that it would implement the recommendations of the Special Commission of Inquiry into the Electricity Transactions and divest the State’s electricity generators and the Cobbora coal mine, which is a green field mining development initiated by the former Government to secure future coal supply for the coal-fired generation businesses in New South Wales.

Legislation facilitating transactions related to the State’s electricity generators received the Governor’s assent on June 5, 2012. On November 15, 2012, the Treasurer announced that the sale process for the generators would begin immediately and that they would be transacted sequentially during 2013 and 2014. See “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions” for further details on the consummated transactions related to the State’s electricity generators.

The only outstanding transaction related to the State’s electricity assets is the sale of the Central Coast assets of Delta Electricity, which is expected to be completed by early 2015.

Water supply in NSW is also regulated by the NSW Government through various agencies. The NSW Government owns two metropolitan water supply and drainage corporations, Sydney Water and Hunter Water. It also owns State Water, NSW’s rural bulk water delivery corporation and Sydney Catchment Authority, the bulk supplier of water to Sydney Water Corporation. In some regional and rural areas, water services are provided through local councils. In June 2012, the long-term lease of the Sydney desalination plant was finalized (see below in “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions”).

Gas supply is mainly carried out by the private sector in NSW. As with electricity supply, gas supply operates under a regime of “full retail contestability”, meaning that individuals are allowed to choose their gas supplier.

The transfer of WSN Environmental Solutions to the private sector was completed in January 2011. The sale to SITA Environmental Solutions resulted in A$235 million of proceeds to the State. The State-owned Waste Assets Management Corporation retains and manages landfill sites not transferred as part of the transaction.

Agriculture, Forestry & Fishing

After gradually rising in the 1990’s, NSW’s Agriculture, Forestry & Fishing sector declined in the decade leading to 2008-09, as the State experienced a persistent drought during that period. Output fell by 17.9% in 2006-07 and 10.6% in 2007-08. The following year, output rebounded by 37.3% before dropping again by 5.4% in 2009-10. In October 2010, NSW was declared drought free. Due to the significant improvement in cropping conditions, output growth for the sector rose 38.2% in 2010-11 before declining by 5.9% and 1.1% in 2011-12 and 2012-13, respectively. In 2013-14 Agriculture, Forestry & Fishing output growth decreased by 21.0% due to unfavorable weather conditions. The industry contributed only 1.3% of NSW output in 2013-14, making it NSW’s second smallest industry sector after Arts & Recreation Services. The decline reflects a structural change, as the NSW economy has become more service oriented, and the effects of the intermittent drought that NSW experienced from 2002-03 until 2010-11.

The latest projection from the Australian Bureau of Agricultural and Resource Economics and Sciences (“ABARES”) estimates a fall in NSW total crop production in 2013-14 due to dry weather conditions. The levels for 2013-14 are expected to be 14.8% below those in 2012-13, and 0.3% below the decade average level.

For 2014-15, ABARES is forecasting a fall in NSW winter crop production (down -1.1% on 2013-14) due to unfavorable seasonal conditions, reflecting a combination of lower than average rainfall and higher than average temperatures14. NSW total crop production for 2014-15 is expected to be 4.4% lower than in 2013-14.

NSW’s major crops include wheat, sorghum, cottonseed, barley and canola.

In the year to August 2014, employment in agriculture averaged approximately 89,800 people, 11.2% higher compared to the year to August 2013. After a period of decline, Agriculture’s employment share appears to have stablised around 2.4%. During the 12 months to August 1991, Agriculture’s employment share averaged 4.8%, falling to an average 2.5% share during the 12 months to August 2014. Structural falls in employment share have been exacerbated by cyclical employment falls resulting from the droughts.

Wages Policy and Industrial Relations

Historically, wages in Australia have been strongly influenced by both Federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

In NSW, industrial relations laws apply to public sector and local government employees. Private sector employees have been covered by the Federal Industrial Relations system since the expansion of the Federal system to cover all corporations in 2006 and the referral of remaining employees of unincorporated private sector employers from January 1, 2010 by the NSW Government.

[14]	Australian Bureau of Agricultural and Resource Economics and Sciences, Australian Crop Report, December 2014, http://data.daff.gov.au/data/warehouse/aucrpd9abcc003/aucrpd9abcc201412/AustCropRrt20141202_v1.0.0.pdf

Since the early 1980s, successive Australian Governments have sought to decentralize the wage setting system. The trend was begun by the Hawke-Keating Labor Government (1983-96) with the institution of the Prices and Incomes Accord. Subsequently, industrial relations policy has moved through agreements based at the enterprise level (Industrial Relations Reform Act 1993 (Cth)) to the use of individual agreements (Workplace Relations Act 1996 (Cth)) between employer and employees. The previous Federal Government (elected in November 2007- October 2013) passed legislation in March 2009 (Fair Work Act 2009 (Cth)), which pares back some of the reforms, including the abolition of statutory individual agreements. Australian workers most commonly have their rate of pay set by a registered collective agreement (39.2%), closely followed by a registered or unregistered individual arrangement (36.5%). The proportion of employees covered by the Federal Modern Awards system, where minimum conditions for employees are set across similar industries and occupations, are fewer still (16.5%). Since the early 1980s, the decentralization process allowed for differentiated wage outcomes at the workplace level, in exchange for productivity gains. This allowed for moderate wage outcomes in the aggregate, resulting in an economic environment of relatively low inflation and strong employment growth since 1993.

The previous NSW Government wages policy provided for annual wage increases and associated costs of 2.5%. Increases above this level were allowed, provided they were funded by corresponding reductions in employee related costs. Despite this requirement, wage outcomes under the previous NSW Government regularly exceeded the benchmark.

On June 16, 2011 the NSW Government amended the Industrial Relations Act 1996 (NSW) by passing the Industrial Relations Amendment (Public Sector Conditions of Employment) Bill 2011, which requires the Industrial Relations Commission to give effect to NSW Government policies on public sector conditions of employment that are declared by regulations. The Industrial Relations (Public Sector Conditions of Employment) Regulation 2011 was enacted on June 20, 2011 and:

•	Allows for increases in remuneration and conditions in excess of 2.5%, but only if sufficient employee-related savings have been achieved to offset the increase;

•	Requires that employee-related savings do not include existing savings measures and whole of NSW Government reform measures (such as efficiency dividends);

•	Limits the back payment of wage increases, other than in exceptional circumstances;

•	Requires that awards and agreements contain clear and comprehensive no extra claims clauses; and

•	Prevents policies regarding the management of excess public sector employees from being incorporated into industrial instruments.

The NSW Governments changes to wages policy, as per the Industrial Relationships Amendment (Public Sector Conditions of Employment) Bill 2011, should help manage employee expenses, with growth forecast to slow to an average of 2.8% per annum over the period 2013-14 to 2016-17 from an average of 4.4% per annum over the previous four years.

In April 2012, the NSW public sector wages policy was amended to extend its application to State Owned Corporations and their subsidiaries.

Trade

The tables in this section present data on a fiscal year basis and, where possible, the accompanying commentary refers to more recent data. All trade data is presented in nominal (i.e., non-price adjusted) terms.

NSW, like Australia overall, may be characterized as a small, open market economy. Given its extensive international trade and financial links, NSW’s economy depends on the health of the global economy for its export performance. Over the five fiscal years to 2013-14 (the latest period for which both service and merchandise trade data is available), merchandise goods exports have averaged 63.1% of NSW total exports. Merchandise goods exports were concentrated mainly in coal (accounting for 36.3%), with other mineral fuel commodities accounting for a combined 4.1% of merchandise exports. The NSW economy did not experience positive effects from the resources boom to the same extent as the other, more resource-rich States of Queensland and Western Australia. However, NSW’s diverse economy and its leading position as Australia’s financial center means it is well placed to grow as the Australia economy moves away from mining sector to non-mining sectors, which it has done as the effects of the resources boom have dissipated. In the September quarter 2014, NSW SFD grew by 4.7% since September quarter 2013, significantly higher than the SFD growth in the mining states of QLD and WA, whose SFD fell by 1.8% and 4.8% in the same period, respectively.

According to the World Trade Organization (“WTO”) World Trade Report 2014, the volume of world merchandise trade rose 2.2% in 2013 and global output growth was 2.2%. This was nearly identical to 2012’s trade increase of 2.3% and represents a slowdown from 2011, when trade advanced 5.4% and output expanded by 2.8%.

The estimate of 2.2% for world trade growth in 2013 is slightly lower than the WTO’s forecast of 2.5% growth for 2013. The main reason for this lower rate of growth was a stronger than anticipated decline in developing economies’ trade flows in the second half of 2013. For the second consecutive year, world trade grew at roughly the same rate as world GDP at market exchange rates, rather than twice as fast, as is normally the case.

In 2013, the dollar value of world merchandise exports increased by 2.0% to US$18.8 trillion, leaving it essentially unchanged compared to 2012. The slower growth in the dollar value of world trade compared with trade in volume terms is explained by falling prices for traded goods. Some of the biggest price declines were recorded for commodities such as cotton (-42%), iron ore (-23%) and coal (-21%), according to IMF commodity price statistics.

The value of world commercial services exports rose 5.6% in 2013 to US$4.6 trillion, with strong differences in growth rates across countries and regions.

Some risk factors for developed economies receded considerably in the early months of 2014, including the sovereign debt crisis in Europe and fiscal brinksmanship between the executive and legislative branches of government in the United States. At the same time, developing economies became the focus of several risks, including large current account deficits, currency crises, over-investment in productive capacity and economic rebalances to allow more reliance on domestic consumption than external demand.

Geopolitical tensions introduced significant risks starting in 2013 and early 2014. As at the date of this Report, those risks remain. Civil conflicts and territorial disputes in the Middle East, Asia and Eastern Europe could provoke higher energy prices and disrupt trade flows if they escalate.

An improvement in global economic trade would be expected to positively impact NSW’s export performance, while stronger domestic economic activity will increase NSW imports. The weaker Australian dollar is expected to have a positive effect on exports while making imports less attractive.

Exports

Services Exports

The table below shows trends in NSW’s principal service exports for the last six fiscal years to 2013-14.

NSW Services Exports(1)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	(A$ million)
Travel(2)	10,760	10,982	11,133	10,726	10,791	11,915
Transportation(3)	2,698	2,299	2,334	2,225	2,100	2,195
Professional and management consulting(4)	2,706	2,261	2,291	2,906	3,180	3,303
Other Business (excluding professional and management consulting)(5)	1,732	1,563	1,983	1,833	1,839	1,953
Financial(6)	1,483	1,016	983	1,359	1,586	1,864
Telecommunication, Computer & Information(7)	1,058	851	814	819	909	906
Other(8)	1,044	978	957	970	1,045	1,173
Total	21,481	19,950	20,495	20,838	21,450	23,309

(1)	In nominal dollars.
(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.
(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.
(4)	Professional services include legal, accounting, management consulting and public relations, among others.
(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.
(6)	Includes services surrounding financial asset transactions (e.g., securities and futures) along with services provided by banks and other similar financial institutions.
(7)	Services in this category include the transmission of sound or images by telephone, fax, or email; data processing and software implementation and design; as well as the provision of news, photographs and articles to the media.

(8)	Includes government services, construction services and those services included under the personal, cultural and recreational category (e.g., film and television production, services associated with museums and other places of interest, etc.) and maintenance and repair services, insurance and pension services and charges for use of intellectual property.

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2013-14

In 2013-14, NSW services exports (which include education, accounting, freight and financial services) rose by 8.7% compared to 2012-13 in nominal terms, and by 7.3% in Australia compared to the same period. From 2008-09 to 2013-14, NSW services exports rose by 1.6% annually on average, and accounted for 40.6% of total Australian services exports for 2013-14.

Travel

The travel category has dominated NSW service exports over the last five fiscal years, growing by 2.1% per annum on average, and making up 51.1% of total NSW services exports for 2013-14. Of this growth, the main drivers were business travel and non-education-related personal travel services, contributing an average of 4.1% and 6.1%, respectively, to annual growth in travel services during the five years to 2013-14. At September 2014, more than 241,600 international students were studying at Australian higher education institutions, with over 82,300 international students enrolled at higher education institutions in New South Wales.

Professional

Exports of professional and management consulting services have averaged 4.1% annual growth from 2008-09 to 2013-14. In 2009-10, however, these exports fell by 16.4% due to the effects of the global financial crisis. While legal, accounting and architectural firms took advantage of increasing market opportunities in Asia’s developing services industry in 2010-11, exports of professional services on the whole remained subdued due to the ongoing strength in the Australian dollar and persisting global economic uncertainty, before recovering in 2011-12, growing by 26.8%. Since then, the growth of exports of professional and management services has been easing. It grew by 9.4% and 3.9% in 2012-13 and 2013-14, respectively.

Transportation

Before the onset of the global financial crisis, increased trade resulting from the resources boom was a main driver of growth in this area, averaging 2.5% growth per annum in the four years to 2007-08. However, NSW transportation service exports then fell by 25% over the two years to 2009-10, before rising slightly by 1.5% in 2010-11. Despite the global recovery, the passenger fares component of transportation continued to be affected by the strong Australian dollar and low visitor numbers. NSW transportation services exports fell by 4.7% in 2011-12, and by a further 5.6% in 2012-13. It picked up to a positive growth of 4.5% in 2013-14, driven by 13.4% growth in the Postal and Courier Service category following the increasing popularity of online retail, lifting the annual average growth for the last five years to -4.0%.

In the five years ended 2013-14, NSW services exports averaged about 37% of the total sum of NSW services and merchandise exports, compared to 63% for merchandise exports. Since commodity prices started to decrease in 2013-14, the value of NSW’s services exports has been increasing at a higher rate than the value of merchandise exports. While the value of merchandise exports fell by 1.1% per annum on average in the five years to 2013-14, the value of NSW services exports rose by 1.8% per annum on average during that same time.

Merchandise Exports

Below is a table showing NSW’s principal merchandise exports for the last six fiscal years:

NSW Merchandise Goods Exports(1)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	(A$ million)
Coal	12,898	8,460	10,904	14,072	13,011	13,290
Combined confidential items of trade(2)	5,212	3,517	4,343	3,415	2,435	2,372
Copper ores and concentrates	1,478	1,822	1,946	2,209	2,028	2,152
Petroleum oils	1,403	1,114	1,356	1,598	1,422	1,487
Aluminum	2,057	1,624	1,689	1,517	1,238	1,418

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	(A$ million)
Meat	853	704	682	790	834	1,170
Cotton	116	272	564	1,060	1,181	1,027
Medical instruments and appliances	901	745	628	640	582	729
Wheat	756	738	977	1,257	1,216	719
Other(3)	13,103	12,209	13,262	14,030	13,117	12,260
Total	38,777	31,205	36,351	40,588	37,064	36,625

(1)	In nominal terms.
(2)	This category includes items which cannot be published so as to avoid the identification of firms providing the data.
(3)	Includes all other merchandise exports from NSW not detailed in the table above.

Source: ABS unpublished data. 2013-14 data is preliminary

NSW goods exports fell by 1.2% in 2013-14 after falling 8.7% in 2012-13. This was due to decreased demand from most of our largest trading partners and a fall in commodity prices. Merchandise exports in 2013-14 were A$36.6 billion, which was A$0.4 billion less than in 2012-13, and 5.5% below their previous peak in 2008-09. In recent years, NSW goods exports have been boosted by strong coal, aluminum and copper prices. In 2013-14, these three commodity categories made up 46.0% of total NSW merchandise exports, compared to 33.4% in 2007-08.

Following a decline in 2009-10, NSW exports have rebounded due to increased demand for coal in Japan, South Korea, Taiwan, China and India. Together, these countries accounted for 94.4% of NSW coal exports in 2013-14. Coal exports to those countries went up from A$7.9 billion in 2009-10 to A$12.9 billion in 2011-12, before moderating slightly to A$12.2 billion in 2012-13. In 2013-14, A$12.5 billion worth of coal was exported to those countries. Coal prices fell from an average of US$98.20 per metric ton during 2008-09 to average US$86.20 over 2009-10, bringing down the total value of exports. However, coal prices surged in the following two years, averaging US$112.54 per metric ton over 2010-11, and US$111.78 per metric ton over 2011-12. Although coal prices fell to average US$89.10 in 2012-13 and US$78.4 in 2013-14, the volume of exports remained high. Coal has contributed 13.2% to overall merchandise export growth of 17.4% since 2009-10.

NSW’s exports of agricultural commodities, including rice, wheat and cotton, and processed foods and beverages are significant, reflecting the diversity of the NSW economy. As the demand for protein increases in the middle-class households in Asia, Export of Meat of bovine animals, fresh, chilled or frozen has been steadily rising since 2010-11. After reaching a trough of A$0.7 billion in 2010-11, the value of Meat of bovine animals exports rose to A$0.8 billion in 2011-12, and was A$1.2 billion in 2013-14.

In its September 2014 forecasting update, the WTO downgraded its 2014 forecast for world trade expansion to 3.1% from its 4.7% forecast made in April. Additionally, the WTO scaled back its 2015 estimate to 4.0% from 5.3% in response to weaker than expected GDP growth and muted import demand in the first half of 2014, particularly in natural resource exporting regions such as South and Central America.

Export Destinations

NSW’s biggest export market for merchandise goods is Japan by a significant margin. Since 2007-08, the share of merchandise exports to Japan has averaged about 26.8% of total NSW annual merchandise exports. During this time, the principal export items to Japan have included coal, copper, aluminum and meat. During 2013-14, exports to Japan fell by 6.2% due to lowered thermal coal demand as Japanese nuclear plants prepare to resume operation, detracting 1.7% from NSW total merchandise exports, which fell by 1.2% overall. This follows growth of NSW exports to Japan by 16.8% in 2010-11, 13.0% in 2011-12, before it fell by 7.2% in
2012-13.

NSW’s Major Merchandise Export Destinations(1)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	(A$ million)
Japan	12,622	8,316	9,711	10,970	10,175	9,547
China	2,675	3,224	3,964	5,912	6,432	6,753
South Korea	3,344	3,126	3,908	3,646	3,045	3,331
United States of America	2,683	2,286	2,294	2,114	1,902	2,095

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	(A$ million)
New Zealand	2,488	2,190	2,138	2,137	1,945	2,067
Taiwan	2,253	1,725	2,355	2,276	2,012	2,063
India	1,373	1,124	1,273	1,547	1,018	818
Thailand	872	659	1,017	877	769	636
Indonesia	766	759	860	890	804	620
Malaysia	1,004	543	617	750	659	712
Other(2)	8,697	7,252	8,215	9,470	8,302	7,983
Total	38,777	31,205	36,351	40,588	37,064	36,625

(1)	In nominal terms.
(2)	Includes all other destinations for merchandise exports from NSW not detailed in the table above.

Source: ABS unpublished data. 2013-14 data is preliminary.

Since 2005-06, one of the fastest growing merchandise export destinations has been China, due partially to a particularly large rise of 56% in demand for Australian merchandise exports compared to 2004-05. In 2013-14, exports to China grew by 5.0%.

The value of merchandise exports to China since 2006-07 has risen by 16.8% each year on average. Most of this growth has occurred in export of coal, which grew by 2,216% between 2007-08 and 2011-12, and was valued at A$2.8 billion in 2013-14. Exports of cotton to China were A$43 million in 2008-09, and have grown by an average of 74.4% annually on each year on average since then. Exports of cotton fell by 16.0% in 2013-14, to A$695 million, due to reduced demand as China’s economy slows. This decrease represented the first negative growth of cotton exports to China since 2009-10, after the peak of 231.7% growth in 2011-12. Substances used for medical treatments have been in high demand, with 2012-13 exports to China valued at A$492.2 million, a 55.1% increase compared to 2011-12, though such exports dropped to A$134 million in 2013-14. Other major exports to china include copper ores, wool, non-ferrous metal waste and scrap, animal hides and wheat. The bulk of NSW’s merchandise exports to China are inputs into various manufactured goods. As the global economy slowed during 2007-08, so did demand for Chinese manufactured goods, which has in turn affected Chinese demand for inputs for those goods. The improvement in merchandise exports to China since 2007-08 was mainly due to increased demand for NSW raw materials resulting from the impacts of the Chinese Government’s efforts to stimulate the Chinese economy and, more recently, through domestic demand growth and improved living standards. While the value of coal, copper, aluminum and other ores fell 3% in 2012-13, recovered in 2013-14 and rose by 24%. This rise followed China’s infrastructure demand picking up again due to shifts in government policy. Overall, exports to China rose 5.0% in 2013-14 and contributed 0.9% to total merchandise export growth.

Other major export destinations include New Zealand (wheat and cereals, various types of manufactured goods, aluminum, copper and medicines), the United States (professional and scientific equipment, iron and steel, alcoholic drinks and meat products) and South Korea (coal, copper and other metal ores and meat and meat products, including beef).

Imports

Services Imports

In the wake of the global financial crisis, NSW services imports (which include freight, tourism-related services, the use of patents, industrial designs and trademarks and insurance services) fell by 6.6% in 2009-10 in nominal terms. Since then, services imports have risen by 8.4% in 2010-11,7.7 % in 2011-12 and 9.1% in 2012-13, helped by the strong Australian dollar. This is roughly in line with services import growth of 8.2%, 6.6% and 8.6%, respectively, for Australia over the same periods. Despite the Australian dollar weakening in 2013-14, NSW services imports rose by 4.6%, and accounted for 39.1% of total Australian services imports for 2013-14. Over the five years to 2012-13, NSW services imports grew by 4.5% annually on average.

The table below shows trends in NSW’s top services imports for the last six fiscal years:

NSW Services Imports(1)

(A$ million)	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
Travel(2)	8,232	8,371	8,920	9,240	9,569	10,052
Transportation(3)	5,720	4,968	5,396	5,669	5,878	6,040
Charges for use of intellectual property(4)	2,301	2,401	2,524	2,852	2,787	2,727
Other Business(5)	2,553	2,147	2,652	3,060	4,172	4,547
Personal, Cultural & Recreational(6)	1,341	1,083	1,220	1,244	1,408	1,219
Insurance and Pension(7)	275	271	317	297	285	316
Financial	697	528	485	751	784	960
Other(8)	1,132	1,019	1,014	1,158	1,606	1,852
Total	22,251	20,788	22,528	24,271	26,489	27,713

(1)	In nominal terms.
(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.
(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.
(4)	Includes the use of patents, industrial designs and trademarks.
(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.
(6)	Types of services included in this category relate to film, television, radio and music production as well as recreational activities.
(7)	Includes freight, life and other types of insurance services, as well as reinsurance.
(8)	Includes government services, construction services, maintenance and repair services and telecommunications, computer and information services.

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2013-14.

As with exports, NSW services imports are dominated by the travel component. In contrast to exports however, growth in this component has been driven mainly by “personal”-related travel services (i.e., those related mainly to outgoing tourism, representing 87.2% of total travel in 2013-14). In 2013-14, the “personal” component rose by 6.4% from 2012-13. Business related travel fell by 3.5% in 2013-14, its first fall after two years of growth.

The growth in travel over the last five years from 2009-10 to 2013-14 coincided with a strong appreciation of the Australian/US dollar exchange rate which has lowered the cost of international travel for Australian and NSW residents. In 2003-04, the US dollar/Australian dollar exchange rate averaged US$1.00 = A$1.40 compared to US$1.00 = A$1.17 during 2008. During 2009, the US dollar strengthened to US$1.00 = A$1.26 as the global economic downturn took hold. Risk appetite and Australia’s export exposure to emerging markets saw renewed strength in the Australia dollar during 2010 and 2011, with the rate averaging US$1.00 = A$1.09 in 2010, and US$1.00 =A$0.96 in both 2011 and 2012, This strength continued into the early part 2013, before coming down in the latter part of the year. The exchange rate has depreciated further in 2014, averaging US$1.00 = A$0.91 over the 10 months to November 2014. The depreciating exchange rate is likely to reduce the demand for services imports as consumers turn to domestic service providers as a cheaper substitute, thereby supporting the NSW service industry.

In the five years ended 2011-12, the share of NSW services imports to the total value of NSW services and merchandise imports decreased slightly, from 23% in 2007-08 to 21.*% in 2011-12. Conversely, the share of merchandise imports increased from 78.6% to 79.3% over the same period. Since then, the share of services imports has risen to 23.8% in 2012-13 and 23.7% in 2013-14. The value of NSW services imports rose 4.5% per annum, on average, in the five years to 2013-14, and the value of merchandise imports increased by 2.5% per annum, on average, during the same time.

Transportation

Transportation continues to constitute a significant component of NSW services imports given that NSW is Australia’s major gateway with the rest of the world. On average, Transportation comprised 23.0% of total NSW services imports in the five years to 2013-14. As growth in trade has largely been concentrated in Queensland and Western Australia, there has been less demand from NSW for transport related services, such as freight carriage, than these other states. After declining 13.1% in 2009-10 and 8.3% in 2008-09, NSW transportation service improved by 8.6% in 2010-11, led by a 16.8% increase in passenger fares. This was most likely a result of the Australian dollar strength over 2010-11, with transport services nationally up by 7.6%, with a 19.2% increase in passenger fares. This trend continued in 2011-12, as transportation services imports grew by 5.1% in NSW and 9.2% nationally, led by passenger fare growth of 8.0% and 9.6%, respectively. As the Australian dollar weakened in 2012-13 and 2013-14, growth in NSW transport services softened somewhat, though it remained positive at 3.7% and 2.8%, respectively. The growth in imports generally reflected stronger economic growth in both NSW and Australia, as well as the fact that many Australian imports come through NSW before being distributed to other States.

Merchandise Imports

NSW Merchandise Goods Imports(1)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	(A$ million)
Telecommunications and sound recording and reproducing apparatus and equipment	8,193	7,971	8,577	8,820	8,891	8,764
Medicinal and pharmaceutical products	7,171	7,434	8,155	8,606	8,630	8,439
Road vehicles (incl. air-cushion vehicles)	5,845	7,285	6,917	7,969	8,220	8,325
Petroleum and petroleum products	6,373	5,951	7,743	9,283	8,533	8,039
Office and automatic data processing machines	6,779	7,167	7,298	7,363	6,938	7,556
Miscellaneous manufactured articles	5,687	5,311	5,217	5,058	5,092	5,810
Electrical machinery, apparatus, appliances, parts)	4,543	4,287	4,771	4,546	4,323	4,754
General industrial machinery and equipment, and machine parts	3,405	2,984	3,000	3,325	3,041	3,498
Professional, scientific and controlling instruments and apparatus	2,673	2,550	2,610	2,717	2,703	3,020
Articles of apparel and clothing accessories	2,249	2,006	2,316	2,366	2,450	2,878
Other(2)	26,076	23,057	24,881	26,338	25,889	28,221
Total	78,994	76,003	81,484	86,392	84,710	89,304

(1)	In nominal terms.
(2)	Includes all other merchandise imports from NSW not detailed in the table above.

Source: ABS unpublished data. 2013-14 data is preliminary.

Office and Automatic Data Processing Machines

As NSW is a service-oriented economy, a major merchandise import is office and automatic data processing machines. In the last five fiscal years, it has averaged 8.7% of NSW merchandise imports. NSW office and automatic data processing machine imports increased in each year from 2008-2009, as a result of Australia’s economic performance coming out of the global financial crisis and increasing business confidence until 2012-13. Imports of computer equipment fell by 5.8% in 2012-13 as global economic uncertainty weighed on business confidence and detracted from demand. It grew 8.9% in 2013-14, as NSW benefitted from its economy’s expansion in the non-mining sectors.

Petroleum and Petroleum Products

One of the fastest growing merchandise imports has been petroleum and related products, growing by an average of approximately 4.8% per annum from 2008-09 to 2013-14. Most recently, imports in this sector fell by 5.8% in 2013-14.

However, given that imports are measured in value terms (rather than volumes), the majority of the changes in value were due to changes in the price of oil. For instance, in 2008-09 the average oil price fell 27.6% compared to 2007-08, while NSW petroleum and related products imports fell by 17.3%. Imports declined in 2010-11, reflecting the improvement in the Australian dollar, which averaged US$0.98 in 2010-11 compared to the 2008-09 average of US$0.70.

Between February and May 2012, oil prices rose to over a US$100/barrel. This rise in value made petroleum and related products NSW’s top merchandise import in 2011-12, rising by 19.9% compared to the previous year and accounting for 10.7% of all the State’s imports. Oil prices fell to an average of US$92.23/barrel in 2012-13, reducing imports by 8.1% and making petroleum and related products the State’s third largest import, accounting for 10.1% of total NSW merchandise imports. Since then, oil prices rose to an average of US$101.23 in 2013-14, reducing imports by 5.8% and making petroleum and related products the State’s fourth largest import, as it was overtaken by road vehicles. For the first five months of 2014-15, the price of oil has depreciated significantly, averaging US$89.60 and closing at US$67.38 as at December 3, 2014. The depreciation in the price of oil is expected to reduce the value of petroleum imports further in 2014-15.

Road Vehicles

Over the five years ended 2013-14, imports of road vehicles (which includes automobiles and motorcycles) increased by an average 7.3% per annum, the fastest growing category of merchandise imports. Road vehicle imports fell almost 20.9% in NSW in 2008-09 as domestic economic conditions slowed, but then rebounded with an increase of 24.6% in 2009-10 as consumer confidence returned and Australia avoided recession. Imports of vehicles fell 5.1% in 2010-11, with much of this due to the effects of the March 2011 tsunami that hit Japan. Imports of Japanese vehicles in 2010-11 were down 16.4%, or A$470 million, while imports from our next biggest sources of road vehicles, Germany and the United States, were up 5.9% and 5.3%, respectively). Imports of road vehicles grew by 15.2% in 2011-12 and represented 9.2% of total NSW imports. In 2012-13, imports of road vehicles rose by 3.1%. Since 2012-13, Thailand has surpassed Germany and the US as the second largest source of vehicle imports after Japan. In 2013-14, imports of road vehicles amounted to A$8.3 billion, an increase of 1.3% on 2012-13, and accounted for 9.3% of total NSW merchandise imports, the third largest import commodity. As NSW is a major entry point for motor vehicle imports which are then distributed across Australia, demand for motor vehicles across Australia affects NSW import levels.

In year average terms, the number of new motor vehicles sold in the 12 months ended October 30, 2014 rose by 2.0% in NSW but fell by 1.7% across Australia.

Other Imports

Other merchandise imports that recorded significant growth over the period 2008-09 to 2013-14 were articles of apparel and clothing accessories, medicinal and pharmaceutical products, professional, scientific and controlling instruments and apparatus and telecommunications equipment (which includes receivers, telephones and recording equipment). From 2008-09 to 2013-14, they rose by an average of 5.0%, 3.3%, 2.5% and 1.4% per annum, respectively. During 2013-14, clothing apparel and accessories recorded the largest increase (17.5%) compared to 2012-13. This is consistent with of the rapid growth of internet retail trade.

Import Sources

In 2013-14, imports from all of the top five source countries increased compared to 2012-13. Specifically, imports from China rose by 11.1%, imports from the United States rose by 6.9%, imports from Japan rose by 7.0%, imports from Germany rose by 11.3% and imports from Korea rose by 18.6%. The table below shows the major sources of NSW merchandise imports by value:

NSW’s Major Merchandise Import Sources(1)

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	(A$ million)
China	17,773	18,370	20,473	20,935	21,205	23,565
United States of America	10,007	8,948	9,064	9,930	9,415	10,068
Japan	5,847	5,856	5,237	6,020	5,884	6,293
Germany	4,247	4,134	4,311	4,527	4,476	4,980

	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	(A$ million)
South Korea	2,548	2,332	2,518	2,601	3,036	3,600
Singapore	3,167	2,706	3,262	3,912	4,345	3,405
Thailand	2,649	2,863	2,771	2,576	3,125	3,354
United Kingdom	3,197	2,755	3,157	2,943	2,965	2,899
New Zealand	2,338	2,749	2,653	2,678	2,406	2,721
Malaysia	3,096	2,953	3,243	3,513	2,533	2,440
Other(2)	24,124	22,337	24,796	26,758	25,319	25,979
Total	78,994	76,003	81,484	86,392	84,710	89,304

(1)	In nominal terms.
(2)	Includes all other destinations for merchandise imports from NSW not detailed in the table above.

Source: ABS unpublished data. 2013-14 data is preliminary.

NSW mainly sources its merchandise goods from China, importing A$23.6 billion worth of merchandise from there in 2013-14, or 26.4% of its annual total. Chinese merchandise imports have averaged 25.0% of total NSW merchandise imports in the five years ended 2013-14, growing at an average rate of 5.8% annually. The main items imported from China in this period included office machines, communications equipment, clothing and electrical appliances. While the nature of some imports is indicative of rising incomes in NSW and Australia (e.g., electronic equipment) other types of imports (e.g., industrial equipment and iron and steel) have been driven by the extensive mining investment that has been occurring in Queensland, Western Australia and, to a lesser extent, NSW. The next major import source for 2013-14 was the United States (11.3%), followed by Japan (7.0%), Germany (5.6%) and Korea (4.0%).

NSW merchandise imports from the United States include professional and scientific equipment (e.g., various types of medical instruments), medicines, office machines, and road vehicles. NSW imports from the United States increased by 6.9% in 2013-14, following a fall of 5.2% in 2012-13 and a rise of 9.6% in 2011-12. The five-year average annual growth rate stands at 0.1%. These fluctuations are partly due to the significant fluctuations of the Australian dollar against the US dollar during the last few years.

Major imports sourced from Japan include road vehicles, petroleum and petroleum products, office machines and data processors and general industrial machinery. Major imports sourced from Germany include motor vehicles, medical products and general industrial machinery (including items such as tools, pumps and heating and cooling equipment). Major imports sourced from Korea include petroleum and petroleum products, road vehicles, telecommunication equipment, electrical machinery equipment and general industrial machinery equipment.

Overall, during 2013-14, NSW merchandise imports rose by 5.4% compared to a 6.5% rise across Australia as a whole. Changes in the prices of certain goods, such as petroleum and petroleum products, and exchange rate fluctuations through the year also had an impact on merchandise imports.

NEW SOUTH WALES GOVERNMENT FINANCES

Introduction

Each year, the NSW Government presents the Budget for the coming fiscal year to the NSW Parliament. The Budget details estimates for actual revenues and spending in the current fiscal year along with budgeted revenues and spending for the following four fiscal years. Revenue raising approval is provided for through various pieces of legislation while expenditure approval is granted by Parliament through the passing of Appropriation Acts.

Three Appropriation Bills are presented to Parliament: (i) a Special Offices Bill to provide funding for the Ombudsman’s Office, State Electoral Office, Independent Commission Against Corruption, and the Office of the Director of Public Prosecutions; (ii) a Bill to provide funding for the Parliament; and (iii) a general Appropriation Bill covering the remaining General Government sector agencies.

The Appropriations Bills need to be approved by Parliament so that the NSW Government can access the Consolidated Fund. The Consolidated Fund consists of all public money collected on the State’s behalf. This includes taxes, fees and fines, Commonwealth of Australia grants, dividends and tax equivalent payments received and recurrent and capital appropriations to agencies.

While the process above describes how the NSW Government appropriates money under “normal” circumstances, there are other avenues available to the Government should the need arise. These include the “Treasurer’s Advance” and various provisions under the Public Finance and Audit Act 1983 (NSW) which allow the NSW Government to appropriate additional funds in the case of unusual circumstances, such as emergencies and disasters.

Policy Priorities and Objectives

While the Budget is mainly viewed as a financial document, it is also indicative of the NSW Government’s policy priorities and objectives. These priorities and objectives are achieved through the funding of various government agency programs, while capital works provide the necessary infrastructure for government and the private sectors to carry out their economic and social activities.

The NSW Government’s priorities and objectives are detailed in the NSW 2021 A Plan to make NSW Number One (the “State Plan”), released in 2011. As stated at the time of its release, the State Plan will be reviewed periodically. The State Plan sets out five areas of activity of the NSW Government, namely:

•	Rebuild the Economy, which aims to promote economic growth in NSW and establish the State as the first place in Australia to do business. To achieve this, the plan focuses on strengthening State finances, promoting employment growth, construction of new infrastructure, increasing the competitiveness of doing business in NSW, developing growth opportunities in regional NSW, reducing pressures on the cost of living and strengthening the NSW skills base;

•	Return Quality Services, which seeks to provide the best transport, health, education, policing, justice and family services with a focus on the citizens of NSW. The goals include increasing patronage of public transport, providing world class clinical services, better protection of vulnerable members of the community, preventing and reducing levels of crime and re-offending and improving education and learning outcomes for all students;

•	Renovate Infrastructure, which seeks to build the required economic and social infrastructure to support growth. To this end, NSW established INSW to provide advice regarding infrastructure requirements, including the creation and periodic updating of a 20 year State Infrastructure Strategy and implementation of an asset recycling program to enable the provision of critical metropolitan and regional infrastructure;

•	Strengthen NSW Local Environment and Communities, which aims to improve people’s lives by protecting natural environments and building a strong sense of community. Goals include the creation of new national parks, extra funding for sport and recreation infrastructure and the reallocation of decision making to local communities; and

•	Restore Accountability to Government, which aims to promote honesty in dialogue between the community and the NSW Government and giving people the opportunity to express opinions on decisions that affect them. Goals include returning confidence and integrity of the planning system, improving access to Government information and establishing improved mechanisms to deliver customer services.

These priorities guide decision-making and strategic planning for the delivery of NSW Government services. To this end, the Budget and the State Plan are very closely linked as the Budget outlines the available resources to NSW Government while the State Plan helps to determine where to allocate those resources.

New South Wales Fiscal Strategy

The NSW fiscal strategy is to deliver strong budget results and manageable debt levels that support a strong financial position and to maintain the State’s triple-A credit rating. This leads to the lowest possible cost of borrowing and secures future investment in infrastructure and frontline services.

The State’s fiscal strategy is underpinned by the Fiscal Responsibility Act 2012 (the “FRA”). Since the FRA was introduced, NSW has implemented the FRA through what it believes to be:

•	responsible and sustainable spending, taxation and infrastructure investment;

•	effective financial and asset management; and

•	achieving inter-generational equity.

These principles are outlined in the FRA and complement the Government’s economic strategy to lift productivity, encourage economic growth and deliver improved living standards for the residents of NSW. Fiscal performance is measured against the objectives of:

•	maintaining the State’s triple-A credit rating;

•	holding expense growth below long-term average revenue growth; and

•	eliminating unfunded superannuation liabilities by 2030.

The FRA requires that performance against these objectives be reported in the Budget each year.

2014-15 Budget

The 2014-15 Budget projected improvement in the State’s fiscal position compared to previous Budgets. If business and consumer confidence levels are maintained, the 2014-15 Budget predicts strong economic growth in NSW.

For 2013-14, the 2013-14 Budget forecast a surplus of $988 million. This reflected stronger than anticipated State revenues and additional grants from the Commonwealth, including significant amounts earmarked for distribution in 2014-15 that were instead distributed in 2013-14. The $1.2 billion surplus achieved for 2013-14 was a further improvement on this forecast.

The 2014-15 Budget forecast a deficit of $283 million for 2014-15. Without the redistribution discussed in the paragraph above, a surplus would have been forecast.

For 2015-16 and across the forward estimates, the 2014-15 Budget forecasts surpluses driven by strong revenues, an improved outlook for the NSW economy and continued restraint in expenditure growth.

The 2014-15 Budget also announced the State’s intention to invest in measures that support productivity, employment growth and the economy, as prudent financial management has given the State the option to accelerate investment in productive infrastructure, support the vulnerable and maintain core services. The measures announced include:

•	increasing construction activity through Building the State package and promoting employment growth through the Jobs Action Plan to contribute to a stronger NSW economy;

•	investment in a productive capital program that will address social and economic costs and reduce travel times through major projects, such as the $14.9 billion WestConnex motorway and the $8.3 billion (to 2019) North West Rail Link. State infrastructure expenditure of $61.5 billion is projected in the four years to 2017-18, adding to capital investment of more than $54.3 billion since 2010-11;

•	sustained additional investment in the areas of health, education, and other front line services and providing meaningful support and services to disadvantaged individuals, families and communities; and

•	continuation of the asset recycling strategy, which has strengthened the State’s balance sheet and continues to accommodate critical infrastructure investment without placing unsustainable pressure on the State’s debt and interest levels. The capture of windfall revenues into Restart NSW for investment in infrastructure can largely be attributed to the framework and spending discipline adopted by the Government.

Performance Against the New South Wales Fiscal Strategy

Consistent with its commitments, the Government is actively managing net debt levels and expense growth to support the maintenance of the State’s triple-A credit rating and allow the infrastructure investments that are required to build the future productivity and economic success of the State.

The Report on State Finances 2013-14 recorded General Government sector net debt levels of $6.9 billion at June 30, 2014 (1.4% of GSP). This net debt position gives considerable flexibility to undertake additional investment in major infrastructure projects over future years without placing excessive pressure on the State’s debt position and interest levels.

A triennial review of unfunded super liabilities in December 2012 confirmed that the State is on track to meet the legislated target of eliminating its unfunded superannuation liabilities by 2030. The next review is scheduled to occur in December 2015.

Standard & Poor’s reaffirmed NSW’s triple-A credit rating and upgraded the outlook to stable in October 2014. Moody’s reaffirmed NSW’s triple-A credit rating with a stable outlook in June 2014.

The 2014-15 Budget reports on performance against the goals of the FRA for the year 2013-14. The results are set out below.

Object	Status
The object of the FRA is to maintain the State’s triple-A credit rating.	This object was met in 2013-14 with triple-A ratings obtained from the two major international credit rating agencies.

Targets	Status
Hold expense growth below long-run revenue growth	Over the four years to 2017-18 outlined in the 2014-15 Budget, expense growth is projected to average 3.4% per annum, 2.2% below target.

Eliminate the State’s unfunded superannuation liabilities by 2030	The triennial actuarial review of superannuation liabilities was completed in 2012. Based on the current Crown funding plan, the review concluded that liabilities were on track to be fully funded by 2030 in line with the target. With the high rate of earnings achieved in 2013-14 and forecast for 2014-15, the PTE sector as a whole is now fully funded, based on AAS 25 measurements.

Principles	Status
Responsible and sustainable spending, taxation and infrastructure investment	The 2014-15 Budget delivers historically low average expense growth over the forward estimates that is below long-run average revenue growth. These outcomes are expected to deliver significant budget surpluses that can fund the Government’s large infrastructure spending program in a sustainable way. NSW believes its taxation policies remain stable and predictable.

Effective financial and asset management

Since coming to office, a key objective of the Government has been to improve financial and asset management of the State. A significant program of reform, initially managed by Commission of Audit reviews of the State’s finances and public sector management, has seen the delivery of:

•   heightened accountability of Ministers and agency Chief Executive Officers in maintaining their expenses within budget;

•   expense growth improvements;

•   private sector provision of public services and introduction of contestability in the delivery of services;

•   infrastructure priorities being determined on the basis of the best economic and social outcomes through INSW;

•   improved utilization of existing infrastructure; and

•   divestment of assets that are not core to the delivery of public services and the sale of surplus property assets.

Achieving intergenerational equity

Keeping total State net debt low, as in the 2014-15 Budget, ensures future generations bear less of the burden of today’s expenditure decisions.

The effect of Government policies on intergenerational equity is also measured by the change in the long term fiscal gap from one budget to the next.

Credit Rating

The objective of the FRA is to maintain the State’s triple-A credit rating. The FRA specifies that this objective is to be achieved through the application of principles of sound financial management and the observance of key fiscal targets required for fiscal sustainability. Sustainable finances allow the Government to continue to deliver high quality public services to the people of New South Wales without disrupting those programs during times of economic stress or downturn.

Retaining the triple-A rating means the lowest possible cost of borrowing for the State, ensures easier access to capital markets in times of financial stress (such as during the global financial crisis) and helps maintain business and consumer confidence, which in turn, underpins economic growth.

Losing the triple-A credit rating for ten years would come at a heavy cost of around an extra A$3.75 billion in interest payments – money that would otherwise go to improving schools, hospitals and infrastructure.

Moody’s Investor Service and Fitch have both rated New South Wales triple-A in 2014, with Standard and Poor’s upgrading their outlook to ‘stable’ from ‘negative’. Standard and Poor’s (“S&P”) affirmed NSW’s triple-A rating in October 2014 noting that:

“[t]he outlook revision reflects NSW’s stronger financial management over recent years, which we have reassessed to be very strong from strong. This improved financial management, along with higher revenue growth, has boosted the [S]tate’s financial performance…

The stable outlook balances NSW’s very strong financial management and improving budget performance against the [S]tate’s pressing infrastructure needs. We expect the [S]tate to maintain tight control over spending growth and to manage its capital program without allowing its debt burden to pressure the rating.

We [S&P] could lower the ratings if budgetary performance deteriorates materially, … This might occur either because economic and revenue growth deteriorates, or operating spending pressures increase. Such an outcome could also occur if the [G]overnment significantly increases its capital program without relying on funding sources other than debt, resulting in a substantially higher debt burden for the [S]tate; in such a scenario, we [S&P] could also lower our assessment of the [S]tate’s financial management.”

Moody’s also confirmed in their December 2014 annual credit analysis that the triple-A ratings, with stable outlook, noting:

“New South Wales’ credit quality reflects its diverse economic base, considerable budget flexibility, and secure and predictable grants from the Commonwealth. The ratings also take into account the state’s progress in narrowing its fiscal deficits – which have been registered since 2008/09”.

However, Moody’s report also notes the following:

“If the [G]overnment’s resolve to bring expenditures in line with revenues – necessary to reduce the size of recurring deficits and the pace of growth in debt – weakens, then we would consider downgrading the ratings.”

In sum, financial management and an improving revenue base both contributed to the improved forecasts for the State’s debt. The State’s debt burden is still moderate, and likely to rise further due to higher infrastructure spending. However, we believe the risk that high infrastructure needs, coupled with slow revenue growth, would lead to a sharp rise in the State’s debt burden appear to have diminished significantly. NSW expects its financial management will also help to constrain debt levels.

Since the S&P and Moody’s reports were released, the long-term lease of the Port of Newcastle and the sale of the assets of Macquarie Generation for gross proceeds of A$1.75 billion and A$1.5 billion, respectively, were consummated. These transactions further improved the State’s debt position, and are expected to provide additional flexibility in the balance sheet over the medium term.

See the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2013-14 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above for further updated information.

Structural and Cyclical Budget Impacts

The NSW Government’s budget is affected by both structural and cyclical factors with the fiscal strategy designed to respond to these factors over time. Structural factors are those factors which have a permanent impact on the budget outcome and tend to be on the expense side, although taxation policy changes are structural.

An example of this is employee expenses, which account for almost half of total expenses. Over time, employee expense growth becomes embedded in the cost base so that any extraordinary increases weaken the budget permanently. In order to overcome such weakness, structural changes would need to be made to either revenues (e.g., tax increases) or other expenses. The NSW Government’s wages policy, which seeks to limit the net cost of wages growth to the NSW Government to 2.5% per year, is one such structural change that has been implemented. Any cost increases over 2.5% need to be offset by cost reductions in employee-related expenses.

Cyclical factors are temporary in nature and tend to be on the revenue side. These factors explain much of the recent fluctuations in major NSW revenue components:

•	Household Consumption—GST is levied on most goods and services purchases of households (including processed foods, transport, insurance, and housing). This tax is collected by the Australian Government and then distributed among the States and Territories as General Purpose Payments. See “Financial Relationship with the Commonwealth of Australia”. GST revenue represents around a quarter of NSW total revenue, so fluctuations in this revenue source can lead to major changes in the fiscal balance. GST revenue is influenced by changes in household income, the household savings ratio, consumer preferences for taxable versus non-taxable items (medical services for example), and administration (such as the threshold for tax on imported goods and services). It also is heavily influenced by Commonwealth Grants Commission decisions on the allocation of national GST pool among the states and territories. While household consumption growth returned to around trend rates since the global economic downturn of 2008-09, household savings ratios have remained high and the composition of that household consumption has changed, with relatively less spending on goods and services that are subject to GST. For more current information regarding household consumption, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2013-14 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above for further updated information

•	Employment and Wages—Another key State tax is payroll tax. Payroll tax is affected by trends in workforce as well as wages. In 2013-14 hours worked tended to grow more slowly than employment, suggesting faster part-time than full-time employment growth. This compositional shift resulted in slower payroll tax revenue growth than estimated in the 2013-14 Budget. Slower than expected growth in average wages also contributed to the A$248 million shortfall in payroll tax revenue compared to original budget estimates in 2013-14. Payroll tax is forecast to grow at an annual average rate of 6.5% over the four years to 2017-18. For more current information regarding employment and wages, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above for further updated information.

•	Property Prices – Land tax is levied on the value of unimproved land while purchaser transfer duty is charged whenever a property changes ownership. Both of these taxes are driven by property prices. Movements in land tax receipts tend to be smoother because the unimproved land value which the tax is based on is a three-year moving average. Purchaser transfer duties are far more volatile as they not only depend on price, but also the volume of transactions. Land tax revenue in 2013-14 was A$2,335 million, down A$190 million from the 2013-14 Budget estimate, mainly due to lower than expected land values, but up on the A$2,333 million result in 2012-13. Land tax is estimated in the 2014-15 Budget to increase by 8.4%, or A$196 million, compared to 2013-14. Stamp duty revenue in 2013-14 was A$7,853 million, A$1,139 million higher than the 2013-14 Budget estimate of A$6,714 million and A$1,611 million higher than the 2012-13 result. This was largely due to stronger than expected housing market activity in 2013-14. For more current information regarding property prices, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2013-14 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above.

•	Royalty Revenue – Royalty revenue in 2014-15 is projected to total A$1,350 million in the 2014-15 NSW Half-Yearly Review (A$242 million lower than projected in the 2014-15 NSW Budget). This is largely due to a change in market conditions, such as lower coal prices and a reduction in anticipated coal volumes, and is expected to be partly offset by a lower Australian dollar exchange rate as royalties are priced in US$. This compares to A$1,338 million in total royalties received in 2013-14 (excluding a one-off A$3.19 million accrual payment received on July 10, 2014).

Long-term Fiscal Pressures

The start of this decade marked the beginning of a major structural shift which is expected to have both economic and fiscal impacts: the aging of the population due to the retirement of the baby boomer generation reaching the common retirement age of 66 this year, a phenomenon being seen among many developed economies. The aged dependency ratio (the ratio of people aged 65 years or older to those aged between 15 and 64 years) is expected to nearly double from 20.9% in 2011 to 41.2% in 2051. This will most likely place significant pressure on both NSW Government revenues and expenses. On the one hand, health expenses are expected to rise significantly as an older population is more likely to use health care, while on the other hand, a smaller workforce (due to the combination of more retirees and lower fertility rates) means that the NSW economy is likely to grow more slowly, and this will constrain the State’s revenue base.

The response of the NSW Government to these long-term fiscal pressures has several dimensions. First, the Government’s policy is to place the State’s finances in a sustainable position, holding expense growth below revenue growth and limiting debt finance. Second, the Government’s policy is to ensure the elimination of unfunded superannuation liabilities by 2030. Third, the Government’s policy is to promote productivity growth by delivering essential infrastructure, improved education, and better support for the private business sector that underpins future economic growth. Lastly, the Government is seeking a better alignment of funding responsibility with revenue bases between state and federal government. These policies will help maintain the strength of state finances beyond the demographic transition.

Recent Fiscal Outcomes

Actual outcomes for 2013-14 were published in October 2014 and reported in the Report on State Finances 2013-14. The 2014-15 Budget Papers provide financial projections for 2014-15 updates to the financial projections and forward estimates to 2017-18 contained in the 2014-15 Budget, along with a discussion of performance against the 2014-15 Budget, were reported in the 2014-15 Half-Yearly Review released on December 18, 2014.

Net Operating Balance

The General Government budget outcome for 2013-14 was an A$2.8 billion surplus, compared to a A$1.7 billion deficit in 2012-13 (2012-13 figure restated to reflect the AASB 119 revisions). The Net Operating Balance comprises State revenues and expenses from transactions prepared in accordance with Australian Accounting Standards.

Revenues

General Government sector revenues were $66,005 million, $3,432 million higher than the original 2013-14 Budget forecast. This increase was largely driven by higher stamp duty revenue as a result of strengthening growth in the property sector during the year, as well as a significant prepayment of Commonwealth National Partnership grants, principally for road projects.

General Government sector revenues comprise: revenues from taxation of $24,295 million; monies from the Commonwealth Government totaling $27,306 million; sales of goods and services of $5,677 million; dividends and tax equivalents of $2,960 million and other revenues of $5,768 million.

Expenses

General Government sector expenses were $64,757 million, $295 million higher than the original 2013-14 Budget forecast. This increase was largely driven by the impact of implementing revisions to AASB 119.

Employee expenses and superannuation together account for almost half of the General Government sector’s total expenditure. Other operating expenses, which include maintenance expenses, utilities, rent, hospital medical equipment and supplies, account for just under a quarter of the Sector’s expenses. The remaining expenses relate to grants and subsidies, depreciation and amortization and interest.

General Government sector capital expenditure was $8,546 million for 2013-14, a decrease of $539 million against the original 2013-14 Budget forecast. This reduction was caused by a number of factors, including adverse weather conditions which delayed the delivery of transport infrastructure projects. Certain projects included in the 2013-14 Budget were also delayed until 2014-15.

Employee expenses were $27,056 million, $346 million higher than the original 2013-14 Budget forecast. This increase was largely due to the transfer of employees within the PTE sector as a result of changes to the Transport Administration Act 1988 and the introduction of the Government Sector Employment Act 2013 ($538 million). The cost of these employees is now charged to Transport PTEs. The increase in employee expenses was partially offset by reductions in employee related claims in the transport area ($125 million).

Superannuation expenses increased by $553 million compared to the original 2013-14 Budget forecast to $4,456 million. This increase was largely due to changes to the discount rate and the application of AASB 119 (prior year numbers were also revised to account for application of the revised standard). Compared to the previous year, the smaller increase of $288 million was largely a result of the higher superannuation contributions to accumulation schemes following the Commonwealth Government’s decision to increase superannuation contributions from 9% to 9.25%.

Net Debt

Total State Sector net debt decreased by $1.2 billion to $40.4 billion for the year ended June 30, 2014. As a percentage of GSP, net debt fell from 8.7% at June 30, 2013 to 8.2% at June 30, 2014.

General Government sector net debt decreased to $6,869 million, or 1.4% of GSP, at June 30, 2014 (2.5% at June 30, 2013). This was a $8,851 million improvement on the original 2013-14 Budget forecast, and the increase reflects a better than expected cash result, along with the proceeds from the long term lease of the Port of Newcastle ($1,754 million) and lower deposits held associated with the settlement of GenTrader deposits as part of the sale of the GenTrader electricity assets ($961 million).

For more current information regarding net debt, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2013-14 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above.

Total State Sector

Net Debt as a Percentage of

Gross State Product at June 30, 2014

Net Financial Liabilities

Total State Sector net financial liabilities increased to $117.6 billion at June 30, 2014, a $2.6 billion increase on the prior year. This increase was largely due to increases in superannuation liabilities of $1.1 billion, employment provisions (predominantly annual leave) of $0.9 billion and insurance obligations of $0.8 billion.

General Government net financial liabilities were $69,716 million, $2,253 million higher than the original 2013-14 Budget forecast. This increase is due in large part to an increase in superannuation liabilities of $8,818 million arising from the application of the revised AASB 119 and a lower discount rate. AASB 119 affected the treatment of contributions tax, and increased employee provisions by $1,683 million due to the transfer of PTE staff to the Transport sector under the revised administrative arrangements.

Total State Sector

Net Financial Liabilities at June 30, 2014

	June 2012	June 2013	June 2014
	$b	$b	$b
Net Debt	43.7	41.6	40.4
Superannuation Liabilities	58.9	49.9	51.0
Employment Provision	15.3	15.5	16.4
Insurance Obligations	7.4	7.9	8.6
Other Net Liabilities / (Assets)	(0.7)	0.1	1.2

Net Financial Liabilities	124.6	115.0	117.6

From July 1, 2005, the NSW Government adopted a new accounting standard for the estimation of employee-related liabilities, known as AASB 119 — Employee Benefits. The result was to change the discount rate applied by actuaries when valuing the superannuation (pension) liability. The discount rate used now is the long-term Australian Government Bond rate as at valuation date, whereas previously the forecast long-term asset earning rate was used. The change in accounting standards has led to increased volatility in unfunded superannuation liabilities and also higher levels of liabilities.

From 2013-14, the AASB 119 standard has been changed in accordance with revisions to international accounting standard IAS 19.

The revised AASB 119 standard will require the same bond yield to be used to estimate superannuation liabilities and asset earnings in the following year. Asset earnings and therefore the Budget result – the key financial measure for the NSW Budget and other State Budgets – will be affected. The impact on the NSW Budget is highly material because of the large asset portfolio held by State Super. The Budget result is estimated to worsen by A$1.56 billion in 2014-15.

Despite changes to AASB 119, underlying liability and cash funding requirements are unaffected.

There has been long term concern among various Australian jurisdictions that a borrowing rate based discount rate results in inappropriate outcomes. NSW Treasury has approached the Australian Accounting Standards Board requesting that it try to expedite a proposed review of employee liability valuation by the International Accounting Standards Board.

For more current information regarding net financial liabilities, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2013-14 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above.

Net Worth

Net worth of the Total State Sector increased by $7.9 billion (or 4.9%) to $167.8 billion for the year ended June 30, 2014 (from $159.9 billion at June 30, 2013). This change was largely due to increases in the value of financial assets (largely associated with major business asset sales and lease transactions) and non-financial assets (largely associated with new asset additions and revaluations), and was partially offset by increases to the superannuation liability.

The net worth of the General Government and the Total State sectors are the same because the former records an equity investment in the Net Assets of the PNFC and Public Financial Corporation (PFC) sectors.

For more current information regarding net worth, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2014-15 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above.

The table below shows some of the key budget outcomes for the General Government (i.e., government agencies providing public services and that are funded mainly by taxation), Public Non-financial Corporations (also known as PTEs, i.e., government businesses that operate on a commercial basis with their main source of revenue derived from user charges) and Total State sectors for the last six years. The Total State sector comprises the General Government sector, Public Non-financial Corporation sector and Public Financial Corporation sector (i.e., the Corporation and the Lifetime Care and Support Authority).

Key Fiscal Aggregates – Operating Statements (AEIFRS)(1)

	Actual	Actual	Actual	Actual	Actual
	2009-10	2010-11	2011-12	2012-13	2013-14
	(A$ million)
General Government Sector
Total Revenue - of which:	56,328	57,144	59,005	60,130	66,005
Taxation	19,129	20,395	20,660	21,980	24,295
Grant revenue
Commonwealth of Australia - general purpose	13,419	13,900	14,289	14,777	15,894
Commonwealth of Australia - specific purpose	6,554	6,860	6,806	7,153	7,449
Commonwealth of Australia - NPPs	6,367	4,215	4,948	2,536	3,963
Other grants and contributions	643	642	700	941	1,026
Sale of goods and services	4,316	4,658	4,961	5,430	5,677
Interest income	322	468	552	406	609
Dividend and income tax equivalent income from other sectors	2,037	1,982	2,088	2,650	2,260
Other dividends and distributions	285	430	410	595	700
Fines, regulatory fees and other revenue	3,256	3,594	3,591	3,662	4,133
Total Expenses - of which:	55,339	55,804	58,394	61,891	64,757
Employee expenses	23,073	24,277	25,425	26,188	27,056
Superannuation expenses
Superannuation interest cost	951	835	821	1,634	1,762
Other superannuation expenses	2,120	2,210	2,294	2,534	2,694
Depreciation and amortization	2,769	2,818	2,978	3,667	3,954
Interest expenses	1,653	1,826	2,082	2,220	2,249
Other property expenses	1	1	1	—	—
Other operating expenses(3)	11,588	12,438	13,409	14,242	14,345
Grant expenses
Current grants and subsidies	7,987	8,905	9,220	9,071	9,644
Capital grants	5,197	2,494	2,143	2,336	3,052
Net Operating Balance	989	1,340	660	(1,731)	1,247
(less) Total net acquisition of non-financial assets(2)	3,717	4,250	2,704	2,407	2,484
Net Lending (+) / Borrowing (-)(3)	(2,728)	(2,910)	(2,043)	(4,138)	(1,236)
Public Non-Financial Corporation Sector
Total Revenue	18,530	18,670	17,955	18,444	19,065
Total Expenses	15,042	18,047	16,298	15,602	16,593
Net Operating Balance	4,035	820	1,891	3,060	2,437
(less) Total net acquisition of non-financial assets(2)	6,111	3,378	4,158	4,489	3,419
Net Lending (+) / Borrowing (-)(3)	(2,076)	(2,558)	(2,267)	(1,429)	(982)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. All data presented has been recognized and measured in accordance with AEIFRS.
(2)	Does not include assets acquired through finance leases.
(3)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Key Fiscal Aggregates – Balance Sheets (AEIFRS)(1)

	Actual	Actual	Actual	Actual	Actual
	As at June 30,
	2010	2011	2012	2013	2014
	(A$ million)
General Government Sector
Net Debt(2)	9,160	7,952	14,127	11,907	6,869
Net Financial Liabilities(3)	52,169	49,694	72,624	69,451	69,716
Net Worth(4)	152,892	165,910	145,511	159,898	167,768
Public Non-Financial Corporation Sector(5)
Net Debt(2)	23,505	24,437	25,513	28,186	30,864
Net Financial Liabilities(3)	36,234	36,694	39,652	42,402	43,773
Net Worth(4)	79,917	85,122	83,430	86,368	88,852
Total State Sector
Net Debt(2)	33,346	32,428	43,739	41,574	40,363
Net Financial Liabilities(3)	89,298	87,152	117,277	114,995	117,644
Net Worth(4)	152,812	165,910	145,511	159,898	167,768

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. All data presented has been recognized and measured in accordance with AEIFRS.
(2)	Net Debt equals borrowings, advances received and deposits held, less cash and cash equivalent assets, financial assets at fair value and advances paid.
(3)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).
(4)	Net Worth equals total assets less total liabilities.
(5)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

2014-15 Budget Projections and Forward Estimates

The 2014-15 Budget Papers provide financial projections for 2014-15. Updates to the financial projections and forward estimates to 2017-18 contained in the 2014-15 Budget, along with a discussion of performance against the 2014-15 Budget, were reported in the 2014-15 Half-Yearly Review released on December 18, 2014. See the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2013-14 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above.

Policy Settings for the 2014-15 Budget and the 2014-15 Half-Yearly Review

The table below summarizes actual and expected outcomes for economic and employment aggregates:

	2013-14	2014- 15				2015-16				2016-17 and 2017-18(b)
	Outcome	Budget Forecast		Revised Forecast		Budget Forecast		Revised Forecast		Budget Projection		Revised Projection
Real State Final Demand	2.6	3	1/4	3	1/4	3	1/4	3	1/4
Real Gross State Product	2.1	3		2	3/4	3		3		2	3/4	2	3/4
Employment	0.5	1	3/4	1	1/4	2		2		1	1/4	1	1/2
Unemployment Rate(c)	5.7	5	1/2	5	3/4	5	1/4	5	1/2
Sydney CPI(d)	2.5	2	1/4	2		2	3/4	2	3/4	2	1/2	2	1/2
- through the year to June quarter(d)	2.8	2	1/4	2		2	3/4	2	3/4
Wage Price Index	2.5	3		2	1/2	3	1/2	3	1/4	3	1/2	3	1/2
Nominal Gross State Product	3.1	4	3/4	5		5	1/2	5	1/4

(a)	Per cent change, year average, unless otherwise indicated.
(b)	Average across 2016-17 and 2017-18.
(c)	Year average, per cent.
(d)	2014-15 includes a 3/4 of a percentage point detraction from the abolition of the carbon tax. 2014-15 to 2016-17 include a 1/4 of a percentage point increase due to tobacco excise increases.

Low interest rates, a surging property market, high population growth and a relatively low exposure to mining saw NSW SFD growth pick up strongly through the second half of 2013-14, with this momentum continuing through September quarter 2014. In annual terms, SFD growth has remained well above other Australian States for the last four quarters. However, NSW GSP growth in 2013-14, at 2.1%, was lower than expected at the time the 2013-14 Budget was released. The divergence reflected a substantial adverse impact from inventories, interstate trade and other overseas trade adjustments, which detracted 1.3% from overall growth, largely due to relatively weak net export performance.

In 2014-15 domestic demand growth of 3.25% is expected, which is consistent with the Budget expectations. With net export (overseas and interstate) performance expected to be worse than at Budget, the expectation for GSP growth has been revised down by 0.25 percentage points to 2.75%. By 2015-16, as the national and global economies strengthen, net export performance is expected to improve, narrowing the wedge between NSW demand growth and NSW GSP growth. The 2015-16 forecast for NSW demand growth therefore remains unchanged at 3.25%, with GSP growth rising to 3%.

Consistent with Budget expectations, household consumption is forecast to remain the main driver of economic growth through 2014-15, bolstered by high population growth and wealth gains from strong housing price growth. Historically low interest rates, the removal of the carbon tax and declining petrol prices are expected to support real household disposable income in the near term, offsetting slightly weaker wage and employment growth.

Increases in housing prices, strong population growth, low interest rates, State Government policy measures and an ongoing housing undersupply are expected to support continued strength in dwelling investment through 2014-15 and 2015-16. Combined with the early signs of the long-awaited resurgence in alterations and additions activity, the 2014-15 Half-Yearly Review revised its 2014-15 forecast for dwelling investment growth slightly upwards relative to Budget, and expects growth to be closer to trend in 2015-16. Although building approvals have eased in recent months, they remain at historically high levels. Moreover, there is a solid pipeline of residential work yet to be done, which will provide ongoing support to the housing construction sector.

Mining investment is expected to negatively affect growth. However, the 2014-15 Half-Yearly Review expects its effect to be smaller than anticipated at Budget. The recent pick-up in non-mining business investment and other indicators led to the upward revision for the business investment outlook.

Commercial lending continues to grow strongly, as does the pipeline of non-residential building work. A lower exchange rate, increases in capacity utilization and improved non-mining investment intentions suggest a stronger resurgence in business investment than at Budget. This growth is expected to be led by spending on machinery and equipment and non-residential building, while the decline in mining investment is expected to continue to weigh on engineering construction.

Public demand is expected to continue to contribute modestly to growth over the next two years. However, fiscal restraint at all levels of government is expected to moderate public demand growth. State public investment is expected to remain at high levels and provide support for NSW economic activity.

Net exports are expected to negatively affect NSW GSP growth in 2014-15 due to weak interstate demand and strong import growth. By 2015-16, interstate and overseas demand are expected to gain momentum, thereby reducing their drag on net export growth. The recent depreciation in the exchange rate, if sustained, would be expected to help boost Australia’s global competitiveness and provide some support for international exports. However, rural exports are expected to remain subdued in the near term due to drier-than-average conditions, and weaker global demand for commodities is anticipated to partially offset the contribution from coal exports. Imports are expected to grow strongly over the next two years, which is consistent with expected NSW demand growth.

NSW employment grew by 0.5 % in 2013-14, consistent with Budget expectations. Strong growth in NSW demand and other indicators (e.g., job advertisements) indicate a strengthening of labor demand through the rest of 2014-15. Accordingly, the 2014-15 Half-Yearly Review forecast employment growth of 1.25% in 2014-15, a 0.50 percentage point downward revision since Budget. This revision reflects lagging effects of weaker GSP growth in 2013-14 and downward revisions to GSP growth in 2014-15. Slightly softer employment growth, combined with stronger forecast population growth as labor is drawn into New South Wales given its relative economic strength, is now expected to result in the unemployment rate remaining at around current levels through 2014-15.

Expectations of a softer labor market, combined with more subdued recent Wage Price Index (“WPI”) outcomes, have resulted in a downward revision to expected growth in WPI from 2015-16 through 2017-18. Broader measures of employee compensation from the National Accounts have been stronger recently, reflecting an increase in full-time employment, increases in employer superannuation contributions and a gradual return of employee bonus payments. Even with above-trend employment growth expectations for 2015-16, wage pressures are expected to remain well-contained given continuing spare labour capacity.

In year-average terms, the Sydney CPI grew by 2.5% in 2013-14, in line with Budget expectations. Since Budget, the fall in global oil prices, weaker wage and price expectations and a more subdued labor market are expected to put downward pressure on prices, which are expected to be partly offset by the low exchange rate. These factors are expected to weigh on prices in 2014-15, leading to a 0.25% downward revision of Sydney CPI to 2.0%. For 2015-16 the outlook for Sydney CPI remains unchanged relative to Budget at 2.75%.

These forecasts include the impacts of the abolition of the carbon tax and the increase in the tobacco excise, as was the case at Budget. For more current information regarding the economic outlook, please see the 2014-15 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2012-13 of the Corporation and NSW, and “2014-15 Half-Yearly Review Summary” above.

Operating Statement

Key Fiscal Aggregates – Operating Statement(1)

	Actual 2013-14	Budget 2014-15	HYR 2014-15	Est. 2015-16	Est. 2016-17	Est. 2017-18
General Government Sector
Total Revenue - of which:	66,005	67,113	67,858	70,041	73,559	74,942
Taxation	24,295	25,489	25,923	27,256	28,304	29,840
Grant revenue					—	—
Commonwealth of Australia - general purpose	15,894	16,810	16,948	17,717	18,367	18,988
Commonwealth of Australia - specific purpose	7,449	7,829	7,943	8,484	9,267	9,759
Commonwealth of Australia - NPPs	3,963	2,632	2,592	2,675	3,447	2,281
Other grants and contributions	1,026	1,029	1,027	1,039	987	742
Sale of goods and services	5,677	6,094	6,099	6,454	6,731	6,807
Interest income	609	543	623	570	579	554
Dividends and income tax equivalent income from other sectors	2,260	2,336	2,436	1,445	1,266	1,108

Other dividends and distributions	700	370	382	426	458	484
Fines, regulatory fees and other revenue	4,133	3,981	3,886	3,975	4,154	4,379
Total Expenses—of which:	64,757	67,396	67,586	69,640	72,463	73,903
Employee expenses	27,056	28,351	28,310	29,429	30,933	31,891
Superannuation expenses
Superannuation interest cost	1,762	1,487	1,698	1,682	1,657	1,604
Other superannuation expenses	2,694	2,698	2,872	2,802	2,787	2,776
Depreciation and amortization	3,954	4,242	4,220	4,440	4,601	4,773
Interest expenses	2,249	2,298	2,303	2,333	2,365	2,412
Other property expenses
Other operating expenses	14,345	14,620	14,606	15,382	15,813	16,210
Grant expenses
Current grants and subsidies	9,644	10,426	10,316	10,507	11,001	10,720
Capital grants	3,052	3,274	3,261	3,064	3,308	3,518
Net Operating Balance	1,247	(283)	272	402	1,096	1,038
(less) Total net acquisition of non-financial assets(2)	2,484	3,434	3,515	2,412	2,762	1,988
Net Lending (+) / Borrowing (-)(3)	(1,236)	(3,717)	(3,243)	(2,011)	(1,666)	(950)
Public Non-Financial Corporation Sector
Total Revenue	19,065	19,390	18,600	19,323	20,295	20,652
Total Expenses	16,593	17,860	16,810	16,811	16,949	17,041
Net Operating Balance	2,437	1,530	1,814	2,512	3,347	3,611
(less) Total net acquisition of non-financial assets(3)	3,419	3,307	3,072	4,035	5,283	3,770
Net Lending (+) / Borrowing (-)	(982)	(1,777)	(1,259)	(1,523)	(1,936)	(159)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Revisions to AASB 119 have been applied from 2012-13.
(2)	Does not include assets acquired through finance leases.
(3)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial asset. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Operating Balance

The NSW Budget is expected to operate at a surplus through 2017-18. According to the 2014-15 Half-Yearly Review, the Budget result for 2014-15 is forecast to be a surplus of A$272 million. This is A$555 million, or around 0.8% of expected revenues, stronger than the 2014-15 Budget forecast of a A$283 million deficit, and mainly reflects an upwards revision in forecast revenue associated with higher than anticipated transfer duties. This result would be in surplus by A$588 million, compared to A$1,209 million forecast at Budget, if not for the additional adjustments associated with the revisions to AASB 119.

Although the Budget result is expected to operate at a surplus from 2015-16 through 2017-18, the total surpluses projected over that period are now lower than at Budget. Compared to the 2014-15 Budget, total NSW revenues are forecast to increase by A$745 million in 2014-15 and decrease by around A$423 million from 2015-16 to 2017-18. Revenues in 2014-15 are forecast to be stronger than thought in the 2014-15 Budget due to higher revenues from transfer duties, partially offset by lower revenues expected from payroll taxes and mining royalties. Total dividend and income tax equivalent payments, predominantly from the water sector, as well as interest receipts were all higher than expected at Budget. Beyond 2014-15, the softer revenue outlook reflects an assumed steadying in the property market, leading to smaller transfer duty contributions, together with downward revisions to payroll tax and mining royalties. Further, dividends from the State’s electricity network and distribution businesses are forecast to reduce after the Australian Energy Regulator’s new pricing determination scheme begins on July 1, 2015.

Relative to the 2014-15 Budget, NSW expenses are forecast to increase by A$190 million in 2014-15 and around A$1,500 million from 2015-16 to 2017-18. Upward revisions to estimated superannuation expenses account for the bulk of the variations, comprising an additional A$841 million due to the adoption of the revisions to AASB 119 and A$197 million from actuarial changes based on a movement in underlying economic assumptions. The contribution from new policy measures is modest, at around A$134 million in 2014-15 and A$395 million from 2015-16 to 2017-18. Excluding adjustments associated with AASB 119, the expense growth rate for 2014-15 is expected to be 4.4%. This growth rate is consistent with the forecast at Budget and reflects continued restraint in Government expenditure, underpinned by the Government’s wages policy and a particular focus on the reallocation of existing Government funding to highest priority needs.

NSW General Government Budget Results 2013-14 to 2017-18

Revenues

Total revenue in 2014-15 is forecast to be A$67,858 million, or A$745 million (1.1%), higher than the 2014-15 Budget estimate of A$67,113 million. This is 2.8% higher than the revenue outcome in 2013-14, compared to the 2014-15 Budget estimate of an increase of 1.7% from 2013-14 revenue. Details of the major drivers of variances in revenues are outlined below.

The main variations underlying the forecast increase of A$745 million in revenue since the Budget are:

•	State taxation revenue is expected to be A$434 million higher than at Budget:

•	Transfer duties are continuing to exceed expectations following the very strong growth experienced in 2012-13 and 2013-14. The extended period of low interest rates and the higher-than-expected demand for property are underpinning further strong increases in transfer duties as the current market conditions persist. Residential transfer duties are now expected to increase by 12% in 2014-15, following growth of 40% in 2013-14 and 21% in 2012-13. The stronger growth in transfer duties in 2014-15 is being principally supported by higher housing prices than expected at Budget. Commercial and industrial property transfers have also been stronger than expected at Budget.

•	Payroll tax collections in 2014-15 have been weaker than expected at Budget and forecast employment growth in 2014-15 has been revised downward in the Half-Yearly Review. Both factors are expected to partially offset the expected revenue increases from transfer duties.

•	GST grants revenue is projected to be A$138 million higher, A$122 million of which reflects a higher national GST pool in 2013-14 than the Commonwealth 2014-15 Budget forecast.

•	Other Commonwealth grants revenue is anticipated to be higher, in net terms, by A$74 million, reflecting changes in the timing of Specific Purpose Payments and National Partnership Payments (“NPPs”) from 2013-14 to 2014-15. These changes relate principally to education, indigenous housing and coal seam gas programs, which are partly offset by reprofiling of transport payments from 2014-15 into 2015-16 through 2017-18.

•	Total dividend and income tax equivalent payments are expected to be higher by A$100 million in 2014-15, largely as a result of higher dividends paid by the metropolitan water sector, in turn associated with higher metropolitan water sales.

•	Interest income is expected to be higher by A$80 million in 2014-15 compared to Budget, reflecting higher cash balances principally resulting from divestment of Government assets and better-than anticipated Budget outcomes.

•	Fines, regulatory fees and other revenue is expected to be lower by A$95 million principally due to weakness in mining royalties in 2014-15, which are expected to be A$242 million lower than at Budget. This is largely due to changes in market conditions, including lower international coal prices and a reduction in anticipated coal volumes. The lower Australian dollar is expected to only partly offset the effect of the lower prices.

Forecasts of aggregate revenue from 2014-15 through 2017-18 are lower than at Budget. Overall, total revenues are expected to be lower by an average of around A$141 million per annum, or less than 0.1 % of annual revenues over the four years to 2017-18. Revenue is expected to be affected by slowing growth in the NSW property market, softer employment and weaker commodity prices, with the latter partially offset by a lower Australian dollar. Over the four years to 2017-18, NSW revenues are expected to grow at an average annual rate of 3.2%.

Comparison of Expected Revenue Growth

					Four Year
	2014-15	2015-16	2016-17	2017-18	Average
	%	%	%	%	%
2014-15 Budget	2.6	4.2	5.4	2.1	3.6
Half-Yearly Review	2.8	3.2	5.0	1.9	3.2

The table below shows the latest estimates of taxation revenue over the period to 2017-18. Tax revenue is expected to grow by an average of 5.3% per annum over the four years to 2017-18 compared with 9.8 % growth in 2013-14. The slower growth rate over the four years to 2017-18 reflects more moderate growth in transfer duty, as well as the impact of the abolition of the remaining Intergovernmental Agreement taxes from July 1, 2016.

Taxation Revenue

	2012-13	2013-14	2013-14	2014-15	2015-16	2016-17	2017-18	% Average Growth p.a.
	Actual	Budget	Revised	Budget	Forward estimates			2013-14 to
	$m	$m	$m	$m	$m	$m	$m	2017-18
Stamp Duties
Transfer Duty	4,568	4,960	5,898	6,095	6,496	6,782	7,256	5.3
Insurance	853	888	894	945	987	1,038	1,092	5.1
Mortgages	146	143	177	159	167	—	—	(100.0)
Marketable Securities	41	53	75	60	62	—	—	(100.0)
Motor Vehicles	636	670	660	711	751	806	863	6.9
Other	(2)	0	0	0	0	0	0	0.0

	6,242	6,714	7,704	7,970	8,463	8,626	9,211	4.6

Payroll Tax	6,946	7,330	7,136	7,745	8,331	8,894	9,511	7.4
Land Tax	2,333	2,525	2,386	2,497	2,617	2,757	2,870	4.7
Taxes on Motor Vehicle
Ownership and Operation
Weight Tax	1,672	1,739	1,766	1,849	1,936	2,029	2,130	4.8
Vehicle Registration and Transfer Fees	353	368	367	388	404	425	449	5.2
Other Motor Vehicle Taxes	38	40	33	35	37	39	42	6.2

	2,064	2,147	2,166	2,272	2,377	2,493	2,621	4.9

Gambling and Betting Taxes
Racing	156	159	157	159	162	166	169	1.9
Club Gaming Devices	669	694	686	708	734	760	787	3.5
Hotel Gaming Devices	508	536	534	560	591	623	657	5.3
Lotteries and Lotto	351	356	326	365	375	387	398	5.1
Casino	175	182	193	286	203	217	233	4.8
Other Gambling & Betting	14	14	14	15	15	16	17	4.0

	1,873	1,941	1,910	2,092	2,081	2,168	2,260	4.3

Other Revenues
Health Insurance Levy	168	253	178	184	193	203	215	4.8
Parking Space Levy	98	102	104	106	109	112	115	2.5
Emergency Services Contributions	691	722	721	729	741	757	767	1.6
Waste and Environment Levy	500	529	520	584	634	641	579	2.7
Government Guarantee Fee	515	484	476	551	608	659	721	10.9
Private Transport Operators Levy	29	30	30	33	35	38	38	6.1
Pollution Control Licences	55	54	34	34	36	37	38	2.5
Other Taxes	468	624	764	692	678	692	717	(1.6)

	2,524	2,797	2,827	2,912	3,035	3,139	3,190	3.1

Total Tax Revenue	21,980	23,455	24,129	25,489	26,904	28,078	29,664	5.3
Annual change	6.4%		9.8%	5.6%	5.5%	4.4%	5.7%

Expenses

Total expenses are now estimated to be A$67,586 million, compared with the 2014-15 Budget estimate of A$67,396 million (incorporating amendments to AASB 119). The four year rolling average of expense growth has been relatively stable, remaining the same as in the 2014-15 Budget at 3.4%.

This variance in expense growth is largely due to lower expenditure in 2013-14, the impact of revised assumptions underpinning actuarial valuations and the revisions to AASB 119. Details of the major drivers of variances in expense are outlined below.

The main expense parameter and other variations since the Budget include:

•	Changes associated with the adoption of the revisions to AASB 119, which have increased superannuation expenses by A$841 million. Actuarial changes based on a movement in underlying economic assumptions have also led to an upwards revision in expenses of A$197 million.

•	Interest expenses refer to interest paid on borrowings to acquire capital assets and infrastructure, and the unwinding of discounts on a number of balance sheet liabilities. Over the three years to 2017-18, it is expected that interest expenses will increase by A$233 million. This largely reflects changes to the unwinding of discounts.

•	Economic parameter and technical adjustments include lower-than-anticipated expenses related to New South Wales Self Insurance Corporation actuarial adjustments and capitalisation of costs previously expected to be expensed.

•	Movement in other expenses includes provisions for parameter and technical movements in future years and reprofiling of expenditure between the forward estimate years.

Government policy decisions are forecast to increase expenses by a net $395 million over the forward estimates. Consistent with the Government’s fiscal strategy, new policy proposals are being funded, where possible, from within existing departmental resources.

Over the four years to 2017-18, expenses are expected to grow at an average annual rate of 3.4%. This is in line with the 2014-15 Budget expectation.

The Government believes its commitment to restrain expenditure growth is demonstrated through its continued commitment to a 2.5% wages cap policy and a focus on funding new initiatives from within existing departmental resources.

Expense growth rates have been affected by rollovers of unspent funds from 2013-14 and the changes to the revisions to AASB 119. Adjusting for these effects, growth in expenses in 2014-15 and across the forward estimates would be consistent with that forecast at Budget. The higher growth rate in 2016-17 is due to the reprofiling of expenditures into that fiscal year.

Comparison of Expected Expense Growth

					Four Year
	2014-15	2015-16	2016-17	2017-18	Average
	%	%	%	%	%
2014-15 Budget	4.6	2.8	3.3	2.9	3.4
Half-Yearly Review	4.4	3.0	4.1	2.0	3.4

Balance Sheet

Key Fiscal Aggregates – Balance Sheet(1)

	Actual	Budget	HYR	Est.	Est.	Est.
			As at June 30,
	2014	2015	2015	2016	2017	2018
	(A$ million)
General Government Sector
Net Debt(2)	6,869	12,364	9,308	10,485	11,455	10,679
Net Financial Liabilities(3)	69,716	55,467	65,710	62,299	59,096	56,665
Net Worth(4)	167,768	197,030	185,219	202,144	218,389	231,655
Public Non-financial Corporation Sector(5)
Net Debt(2)	30,864	33,422	33,162	35,934	38,830	40,046
Net Financial Liabilities(3)	43,773	45,514	45,155	46,780	48,947	49,536
Net Worth(4)	88,852	94,156	91,950	97,640	103,471	109,552
Total State Sector(6)
Net Debt(2)	40,363	43,699	41,326	42,664	44,883	45,158
Net Financial Liabilities(3)	117,644	101,442	111,784	107,768	105,527	103,967
Net Worth(4)	167,768	197,030	185,219	202,144	218,389	231,655

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. All data presented has been recognized and measured in accordance with AEIFRS.
(2)	Net Debt equals borrowings, advances received and deposits held, less cash and cash equivalent assets, financial assets at fair value and advances paid.
(3)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).
(4)	Net Worth equals total assets less total liabilities.
(5)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.
(6)	Total State Sector represents all agencies and corporations owned and controlled by the NSW Government. It comprises the General Government Sector, PNFC sector and public financial enterprises. Figures relating to public financial enterprises are internally calculated.

Net Debt

Net debt is a key balance sheet measure which takes into account gross debt liabilities as well as financial assets. Net debt comprises the sum of borrowings, advances received and deposits held, less the sum of cash and cash equivalent assets, financial assets at fair value and advances paid.

The 2014-15 Half-Yearly Review projects net debt to reduce by A$2.1 billion in 2017-18 compared with the 2014-15 Budget estimates. Net debt is projected to decline to A$9.3 billion at June 30, 2015 (1.8 % of GSP) and increased slightly to A$10.7 billion at June 30, 2018 (1.8 % of GSP). This significant improvement in the State’s net debt position reflects the improved 2013-14 operating result and the sale of Macquarie Generation assets in September 2014. Together with a continued focus on asset recycling, these reductions in net debt are expected to allow the State to undertake the necessary investments in productive infrastructure that will drive future economic prosperity, without placing excessive pressure on debt levels or the credit metrics.

The table below shows a comparison of net debt for the General Government sector shown at the time the 2014-15 Budget was released and as estimated in the 2014-15 Half-Yearly Review.

General Government Net Debt as of June 30, 2015

	2013-14	2014-15	2015-16	2016-17	2017-18
General Government	$m	$m	$m	$m	$m
Net Debt (b)
2014-15 Budget	8,572	12,364	13,649	13,736	12,744
Half-Yearly Review	6,869	9,308	10,485	11,455	10,679

Change	-1,703	-3,056	-3,164	-2,281	-2,065

General Government Net Debt

Net Financial Liabilities

Net financial liabilities reflect the financial obligations of the NSW Government. They are equal to total liabilities less total financial assets excluding equity investments in other public sector entities.

The table below shows a comparison of net financial liabilities for the General Government sector shown in the 2014-15 Budget and as estimated at the time of the 2014-15 Half-Yearly Review. Net financial liabilities for the General Government sector are projected to be A$65.7 billion at June 30, 2015, which is A$10.2 billion higher than the 2014-15 Budget estimate. The increase is largely associated with the impact of the revisions to AASB 119.

General Government Net Financial Liabilities as at June 30, 2015

General Government	2013-14 $m	2014-15 $m	2015-16 $m	2016-17 $m	2017-18 $m
Net Financial Liabilities
2014-15 Budget	58,222	55,467	55,007	53,331	52,320
Half-Yearly Review	69,716	65,710	62,299	59,096	56,665

Change	11,494	10,243	7,292	5,765	4,345

Unfunded Superannuation Liability

A majority of the NSW public sector workforce are members of accumulation pension schemes and there are about 50,000 current contributors remaining in the closed defined benefit schemes. A defined benefit pension scheme continues to operate for judges and represents about 2.0% of Total State Sector unfunded liabilities as at June 30, 2014. Under accumulation schemes, employers annually contribute 9% of an employee’s salary to a nominated superannuation fund. This is due to rise gradually to 12% over time. Under defined benefit schemes, employees receive a specific benefit in the form of a lump-sum or a pension.

NSW public sector superannuation liabilities are funded by employer contributions and by financial assets which are invested and managed by the superannuation trustees of each scheme. The shortfall between the present value of future benefits to be paid and the market value of the financial assets is the unfunded liability. As part of the previous Fiscal Responsibility Act 2005 (NSW) the NSW Government undertook to fully fund these unfunded liabilities by 2030 through annual cash contributions. Contributions are made such that they are sufficient to fund the liability by 2030, but do not exceed the required amount. This undertaking remains part of the updated FRA.

Superannuation liabilities represent the actuarially assessed obligations for past and present employees less the net market value of scheme assets set aside to meet these obligations. During 2013-14, net unfunded superannuation liabilities increased by $1,492 million to $48,262 million. The increase is largely due to a decrease in the discount rate used to measure the value of superannuation liabilities from 3.8% to 3.57%. This was partially offset by the earnings rates that were higher than the long term earnings average.

The State adopted the revised AASB 119 retroactively in 2013-14. While future franking credits arising on the fund’s investment income offset contribution tax, the revisions to AASB 119 require the superannuation contributions tax payable to be applied to the gross liabilities after taking account of administration costs and death and disability premiums.

For 2013-14, this change increased the net defined benefit superannuation liability of the General Government sector by $6,553 million (compared to a $6,443 million increase in 2012-13), which also increased the associated superannuation service cost and net interest expense by $353 million (compared to a $340 million in in 2012-13).

Because future franking credits are expected to be available to offset the future superannuation contributions tax payable, the State is not expecting a cash impact from this revision to AASB 119.

The State Super Pooled Fund covers the investment assets held on behalf of the closed NSW public sector defined benefit superannuation schemes. Contribution levels to the State Super Pooled Fund were reviewed after the 2012 Triennial Superannuation Actuarial Review by the State Super Pooled Fund actuary, Mercer. As part of this review, Mercer estimated and advised the value of State Super’s unfunded superannuation liabilities, based on the financial position of the fund (similar to the liability reported under the AASB 119 “reporting basis” standard). Mercer also estimated unfunded liabilities based on the use of a funding valuation and an investment return valuation, which use forecast fund earning rates and investment objectives to estimate liabilities (the discount rate for the financial position estimate and the AASB 119 estimate are based on Commonwealth of Australia government bond yields). The funding valuation and investment return valuation are similar to the AAS 25 accounting standard, which was the standard used to estimate unfunded liabilities until the middle of the last decade. The AAS 25 standard is still regarded as a more accurate estimate of the underlying level of unfunded liabilities and is still used to forecast unfunded liabilities and set funding levels towards meeting the 2030 full funding target. Mercer advised that with the funding and investment return valuation, the value of assets is expected to equal liabilities in the General Government sector at June 30, 2030.

Net Worth

Net worth provides a comprehensive view of NSW’s overall financial position and is calculated as total assets less total liabilities.

The forecast General Government net worth at June 30, 2015 has decreased since the 2014-15 Budget by A$11.8 billion to A$185.2 billion. This decrease is largely associated with the impact of the revisions to AASB 119, plus a decrease in the equity value of PTEs following major asset lease and sale transactions.

General Government Net Worth as at June 30, 2015

General Government	2013-14 $m	2014-15 $m	2015-16 $m	2016-17 $m	2017-18 $m
Net Worth
2014-15 Budget	180,781	197,030	208,219	220,809	230,910
Half-Yearly Review	167,768	185,219	202,144	218,389	231,655

Change	-13,013	-11,811	-6,075	-2,420	745

Public Non-Financial Corporation Sector

The PNFC sector is also known as the PTE sector. This sector includes those government businesses whose revenue is mainly derived from user charges (as opposed to taxation) and operate with a broadly commercial orientation, providing a return to government in the form of dividends and tax equivalent payments. NSW PNFCs do not pay income tax to the Australian Government as do private corporations. Instead the income tax payable is paid to the NSW Government as a “tax equivalent” payment. There is also a second class of PNFCs which provide various public services (such as housing and transport) and are funded through budget grants in addition to user charges. In NSW, some of the larger PNFCs are:

Major NSW State PNFCs(1)

SECTOR	BUSINESS
Electricity Generation	Delta Electricity

Electricity Distribution	Ausgrid Endeavour Energy Essential Energy

Electricity Transmission	TransGrid

Water	Hunter Water Corporation State Water Corporation Sydney Water Corporation

Transport(2)	Rail Corporation of NSW Rail Infrastructure Corp. State Transit Sydney Ferries

(1)	See “ — Business Asset Transactions”, below for further details on which PNFCs are affected by the NSW Government’s asset transfer plans.
(2)	These PNFCs also rely on budget grants as part of their overall funding.

PNFCs are not subject to debt and equity market scrutiny in the same way as private sector businesses. To ensure government businesses operate efficiently, the NSW Government introduced the Commercial Policy Framework in the early-1990s. The framework aims to replicate within government businesses the private sector disciplines and incentives that promote efficient commercial practice. The framework applies to all PNFCs, including State owned corporations, which are governed by the State Owned Corporations Act 1989 (NSW).

Some of the commercial PNFCs are subject to regulatory oversight. The electricity distribution and transmission businesses are regulated by the Australian Energy Regulator, while the retail arm of the distributors is regulated by IPART. IPART is also responsible for regulating the water corporations.

As part of their role, the regulators determine the user charges that the electricity and water PNFCs are allowed to charge customers. These determinations are made such that the PNFCs can earn commercial rates of return on and of capital and normally last for a fixed period of years. The current determination for the electricity distributors and transmitters is in force until June 30, 2015. The current determination for the electricity retailers also expires June 30, 2015. On June 12, 2012, IPART set the new determination for Sydney Water, the largest of the water corporations in NSW, for the four years to June 30, 2016. The determination states that water prices will go up by less than the rate of inflation.

The figures in the discussion below on the PNFC sector’s financial performance are based on the assumption that the current ownership and control of various PNFCs remains unchanged.

Operating Balance

In 2013-14, the PNFC operating balance was estimated to be a A$2.4 billion surplus. This was roughly A$344 million more than the A$2.1 billion surplus estimated at the time of the 2013-14 Budget, as a result of lower than expected revenues and expenses.

The 2014-15 Half-Yearly Review estimates an operating balance of A$1.8 billion in 2014-15, with total revenues of A$18.6 billion compared to total expenses of A$16.8 billion. From 2015-16 through 2017-18, the PTE operating balance is expected to increase by an average of 27% per annum, while revenues and expenses are expected to grow at an average of about 3.6% and 0.4% per year, respectively, in the three years to 2017-18.

At the time of the 2014-15 Budget, the net operating surplus for the commercial PTE sector for 2013-14 was expected to be A$1.8 billion, which was A$253 million lower than forecast at the time of the 2013-14 Budget. The final outcome for 2013-14 was an operating surplus of A$2.4 billion. This improved result predominantly reflects improvements in the operating performance of the electricity networks and the water sector.

Revenues

As a group, PNFC revenue was A$19.1 billion in 2013-14, a decrease of 3.2% on the prior year, and about A$1 billion less than estimated in the 2014-15 Budget. As at the 2014-15 Half-Yearly Review, PNFC revenues in 2014-15 are forecast to decline to A$18.6 billion primarily due to the sale of electricity assets (Macquarie Generation and Green State Power). In the three years to 2017-18, revenues are forecast to grow at an average of 3.6% per year.

Expenses

PNFC expenses in 2013-14 were A$16.6 billion, down 2.6%, or A$434 million, on 2012-13, and roughly A$1.6 billion less than estimated in the 2014-15 Budget. Most of this decrease was due to capital grants and transfers and interest expense.

As at the 2014-15 Half-Yearly Review, PNFC expenses are expected to be A$16.8 billion in 2014-15. Expense growth in the years 2015-16 to 2017-18 is expected to average 0.4% per year, predominantly reflecting improved operating performance of the electricity networks and the water sector.

Capital Expenditure

Of the A$61.5 billion in capital spending announced in the 2014-15 Budget for the four years from 2014-15 to 2017-18, A$23.2 billion is to be undertaken by the PNFC sector. Capital spending in the electricity and water sectors is expected to reach A$13.9 billion over that period and is being driven by customer growth, increasing summer peak demand and replacement and renewal of assets that reach the end of their useful life.

Other major areas of spending include health (A$4.4 billion), transport (A$31.8 billion) and education (A$1.9 billion).

Water sector spending (A$3.9 billion) is be driven by the need for asset renewal and expansion and various government initiatives. The main drivers of transport spending include major road and rail upgrades, such as the North West Rail Link, Northconnex Motorway. Westconnex Motorway, Pacific Highway Upgrade and North Sydney Freight Corridor, while the increase in health spending is due to hospital expansions and upgrades.

The State’s infrastructure program is nearly entirely funded from the Budget and State PNFCs, with Commonwealth of Australia grants contributing only around 14.4% of total funding. The State-funded General Government program expects to invest around $9.8 billion per annum in new and upgraded infrastructure over the next four years to 2017-18. Over the same period, forecast PNFC infrastructure investment is expected to average A$5.8 billion per annum.

With around A$14.3 billion allocated in total, the State’s infrastructure expenditure is expected to total A$62.2 billion over the four year to 2017-18. This program is significant in its size – 30 % higher over the next four years than for the four years to 2009-10 (excluding Commonwealth Government stimulus funding) – with a focus on major projects to rebuild the state.

Infrastructure expenditure is funded from three different sources:

•	State funding, which is increasing to provide more transport infrastructure, supported by the asset recycling program.

•	Funding from the Commonwealth Government, which is increasing over four years to 2017-18, reflecting its partnership with New South Wales to deliver major road projects including new funding for Western Sydney roads to support Sydney’s second airport at Badgerys Creek.

•	Public Trading Enterprise (PTE) utility funding, which is continuing to reduce as a result of more efficient capital investment and divestment, which in turn reduces costs for customers and alleviates pressure on the State’s debt position.

Projected capital expenditure for 2014-15 was largely unchanged in the 2014-15 Half-Yearly Review compared to the 2014-15 Budget. Over the four years to 2017-18, NSW infrastructure investment is expected to total A$62.2 billion, largely the same as the 2014-15 Budget estimate. Minor changes relate to revised timing of expenditures.

General Government Capital Expenditure Reconciliation as at June 30, 2015

	2014-15	2015-16	2016-17	2017-18
		Forward Estimates
	$m	$m	$m	$m
Capital - 2014-15 Budget	10,203	9,403	9,440	9,263
Capital Changes since Budget
Policy
- New Capital Works	68	171	246	142
Parameter and Other Budget Variations	-68	-18	96	96
Total Capital Variations since 2014-15 Budget	—	153	342	238

Capital - 2014-15 Half-Yearly Review	10,203	9,556	9,782	9,501

Risk Management

NSW Self Insurance Corporation

The NSW Self Insurance Corporation (“SICorp”) was established by the Self Insurance Corporation Act 2004 (NSW). Its main tasks are to:

•	operate one or more NSW Government managed fund schemes;

•	enter into agreements or arrangements with external service providers in relation to the operation of any NSW Government managed fund scheme;

•	enter into insurance or other agreements or arrangements to cover the liabilities to which the managed fund scheme applies; and

•	act for the State or an authority of the State in dealing with claims.

The main scheme that SICorp manages is the scheme of current assets and liabilities known as the Treasury Managed Fund.

SICorp manages assets in compliance with its Net Assets Holding Level policy to fund the NSW Government’s insurance liability costs. The policy dictates that SICorp is required to maintain financial assets for each insurance scheme (except the Home Warranty Insurance Fund) at between 105% to 115% of liabilities. The net assets position is reviewed each December 31st. Excess reserves are returned to the Consolidated Fund via the Crown Finance Entity while deficits require contributions from the Crown Finance Entity.

Since 2005-06, SICorp has returned A$3.335 billion to the Crown Finance Entity, and received A$781 million from the Crown Finance Entity, with net surplus transferred to the Consolidated Fund of A$2.554 billion. Details are as set out in the table below.

Grant from / (Payment to) Crown Finance Entity

Year	A$ Millions
2005-06	(1,000)
2006-07	(910)
2007-08	(300)
2008-09	430
2009-10	45
2010-11	67
2011-12	224
2012-13	(205)
2013-14	(905)
Total	(2,554)

Treasury Managed Fund

In 1989, the NSW Government established a self-insurance scheme known as the Treasury Managed Fund to cover all insurable risks of participating NSW Government agencies. Its aim is to help agencies reduce their risk exposure so they can spend more of their available resources on providing core services. The Treasury Managed Fund is owned and underwritten by the NSW Government, with full funding of the General Government sector’s self-insurance scheme achieved in 2003.

The Treasury Managed Fund covers workers’ compensation, public liability, property, comprehensive car insurance and miscellaneous claims. Membership in the Treasury Managed Fund is compulsory for all General Government budget dependent agencies and voluntary for all other public sector agencies. It does not cover compulsory third party injury claims arising from motor vehicle accidents. Compulsory third party claims insurance is used to provide protection to drivers in the event that a claim for personal injury or death is made against them as a result of negligent driving, and is operated within the confines of a separate statutory scheme.

Treasury Circular 12/12 (May 3, 2012) requires all non-budget agencies who are not currently members of the Treasury Managed Fund, other than electricity generators and suppliers, to consult with the NSW Self Insurance Corporation with a view to joining the Treasury Managed Fund, and all agencies not joining the Treasury Managed Fund to demonstrate that their existing insurance arrangements (i.e., cover and price) at least match that provided by Treasury Managed Fund.

The Treasury Managed Fund is funded through contributions paid by agencies. Through workers compensation and motor vehicle “hindsight adjustment” incentives, the fund seeks to encourage best management practice by the agencies as ultimately risk management responsibility lies with them. Hindsight contribution adjust the deposit contributions by taking into account the claims experience of the Treasury Managed Fund member agencies for the Fund year being adjusted. Agency annual contributions are recalculated to reflect the more recent estimates of total costs for the Fund year. Agencies then either receive a rebate reflecting improved claims experience or are required to pay an additional premium.

As at October 30, 2014, SICorp’s total liabilities were A$7.86 billion, of which the Treasury Managed Fund had outstanding claims liabilities of A$6.7 billion. The liabilities are secured by the Corporation’s cash and investment assets of A$8.86 billion.

NSW WorkCover Authority

The NSW WorkCover Authority was established in 1989 to monitor the workers’ compensation system, license/regulate workers compensation insurers including self and specialized insurers. It ensures that the administration of insurers provides for the efficient operation of workers’ compensation insurance arrangements and also promotes compliance with workplace injury management and workplace safety legislation. NSW legislation requires all entities that have employees in NSW to have no fault workers compensation insurance.

NSW WorkCover Scheme

The Nominal Insurer is a not for profit entity that operates as a licensed workers’ compensation insurer that trades under the Registered Business Name of “The NSW WorkCover Scheme” (the “WorkCover Scheme”). It provides workers’ compensation insurance for all the State’s employers, apart from those employers that are self-insurers or are covered by separate industry/interest based schemes. The Nominal Insurer was established under the Workers Compensation Act 1987 (NSW) and was created on February 18, 2005 by the Workers Compensation Amendment (Insurance Reform) Act 2003 (NSW) (together, the “Workers Compensation Act”). It commenced operation on July 1, 2005.

The WorkCover Authority acts for the Nominal Insurer.

As at December 31, 2013 the audited accounts of WorkCover Scheme, prepared based on independent actuarial valuations, show that it is in surplus by A$1,361 million. This is a A$2,243 million turnaround on the deficit estimated as at December 31, 2012. This sharp improvement is primarily due to the inclusion of an allowance in the actuarial valuation for the impact of reforms in June 2012 to Scheme benefits, and the strong investment returns achieved.

The WorkCover Scheme’s financial statements include the Workers Compensation Insurance Fund (“Insurance Fund”), which holds premiums and all other funds received and is used to meet the WorkCover Scheme’s liabilities.

The Workers Compensation Act states that the Nominal Insurer is not and does not represent the State or any authority of the State. The insurance claim liabilities of the Nominal Insurer can only be satisfied from the Insurance Fund and are not liabilities of the State, WorkCover Authority or any other authority of the State. The Scheme is not consolidated as part of the NSW Budget, NSW Total State Sector Accounts or the WorkCover Authority’s financial accounts.

The Safety, Return to Work and Support Board is responsible for determining the investment policies for assets within custody of the Insurance Fund. The Board reports to the Minister on the investment performance of the Insurance Fund.

Lifetime Care and Support Authority

The Lifetime Care and Support Authority is a statutory Authority established by the Motor Accidents (Lifetime Care and Support) Act 2006 (NSW). It is responsible for the administration of the Lifetime Care and Support Scheme (the “Lifetime Care and Support Scheme”). This includes developing and implementing the processes, policies and guidelines for the Lifetime Care and Support Scheme. The purpose of the Lifetime Care and Support Scheme is to provide treatment, rehabilitation and attendant care services to people severely injured in motor accidents in NSW, regardless of who was at fault in the accident.

The Lifetime Care and Support Scheme is fully funded by levies on compulsory third party insurance premiums collected by licensed insurers. It is not expected to create a call on the NSW Government as any increases in costs associated with the Scheme should be funded through changes to the premiums paid, based on actuarial reassessment.

Capital Program

Capital expenditure in 2013-14 ($13.9 billion) was largely in line with 2012-13 ($14.1 billion). Within this spending, capital purchases by public corporations (excluding transport) fell by $0.2 billion to $4.4 billion, reflecting the Government’s strategy to reduce growth in Electricity sector investment to put downward pressure on prices while maintaining service standards.

Some major infrastructure investments announced in the 2014-15 Budget over the next four years include:

Project	Commitment
WestConnex	$1.8 billion
Pacfic Highway upgrade	$403 million
Parramatta Light Rail	$400 million
NorthConnex	$400 million
Princes Highway upgrade	$170 million

High levels of capital investment are expected to be maintained in the four years to 2017-18, with the 2014-15 Budget estimating that total capital spending will be A$59.2 billion over 2014-15 through 2017-18. The capital program will peak in 2014-15, primarily reflecting higher expenditure on rail and electricity in the PTE sector and on health and roads infrastructure in the General Government sector. The capital program is intended to be primarily funded through operating surpluses (net of depreciation), increases in net debt, asset sales, Australian Government funding and other sources (such as accruals and provisions).

The NSW Government has systematically addressed the challenge of delivering better infrastructure through a systematic program of reforms focused on four key areas:

•	Planning—A new comprehensive, tiered, set of plans, led by the 20 year State Infrastructure Strategy and Long Term Transport Master Plan (released December 2012), the 5 year State Infrastructure Plan (part of the 2013-14 Budget), individual agency 10 year Total Asset Management Plans and the annual Infrastructure Statement;

•	Project Selection- A reformed approach to project selection, including INSW reviewing all projects over A$100 million and potential Restart NSW projects and active moderation of all commercial PTE programs;

•	Funding - A systematic approach to funding including a new quarantined Restart NSW (A$4.7 billion) funded from asset sales and windfall revenues, Capital Planning Limits for major portfolios, increased focus on recycling the balance sheet and a revised approach to dealing with the private sector; and

•	Delivery – Continuing fundamental changes to project and program governance including enhancing procurement policy, INSW monitoring, specialist delivery units in transport and health and active Cabinet over-sight through the Infrastructure Committee.

INSW was established in July 2011. Its responsibilities include independently advising on investment priorities, driving delivery of key infrastructure (often in partnership with the private sector) and managing the process of presenting projects to the Commonwealth for potential funding.

In October 2012, INSW, in accordance with the NSW Government State Plan, published the 20 year SIS with five year funding plans (see “New South Wales Economy—Key Fiscal Aggregates” for more information). As discussed further in “New South Wales Economy— Infrastructure NSW & State Infrastructure Strategy” above, a revised SIS was released on November 25, 2014.

The NSW Government also established the Restart NSW fund, which will be funded through the budget by windfall revenues and the issue of Waratah bonds. The fund will finance projects that will provide better frontline services, infrastructure and economic competitiveness.

Public Private Partnerships

PPPs are one of the options the State uses to procure infrastructure and form part of a broader spectrum of contractual relationships between the public and private sectors to produce an asset and/or deliver a service. PPPs aim to achieve innovative solutions to deliver improved services and better value for money through optimal management synergies, encouraging innovation, efficient asset utilization and integrated whole-of-life asset management.

PPPs have the following principal features:

•	creating public infrastructure assets through private sector financing and ownership control;

•	a contribution by the State through land, capital works, risk sharing, revenue diversion or other supporting mechanisms; and

•	engaging the private sector for a specified period for the delivery of related services.

Any “related services” contracted to the private sector should be determined on a project-by-project basis at the early planning stage of each infrastructure project. Government retains the overall responsibility to meet its service delivery objectives and goals, regardless of any PPP entered.

PPPs typically include both a capital component and a continuing service delivery component. They are generally complex and involve high capital costs, lengthy contract periods that create long-term obligations and a sharing of risks between private and public sectors.

PPPs procured by NSW Government are required to comply with:

•	the National Public Private Partnerships Policy and Guidelines (2008); and

•	NSW specific requirements in these NSW Public Private Partnerships Guidelines (2012).

PPP projects cover both social and economic infrastructure. For social infrastructure PPPs, the private sector capital raised to finance the project is fully recognized as a liability within the Budget and State’s balance sheet after construction is completed, and is ultimately funded through availability payments from agency budgets. Economic infrastructure PPPs have no impact on the Budget as the private sector sources its revenue through user charges (e.g., tolls).

Differences between Economic and Social Infrastructure Delivery

	Economic Infrastructure	Social Infrastructure
Typical Examples	Networks of roads and telecommunications, ports, water storage and sewerage, and railways	Hospitals, schools, police stations, prisons and transport projects involving availability style payments

Revenue Source	Most (if not all) from third parties – e.g., toll road users	Usually paid for out of general tax revenue

Exposure to Market Risk	Proponent faces genuine “market risk” – e.g., traffic risk	Nil / limited (e.g. ancillary commercial activities)

Primary Driver of Financial Outcomes	Revenue risks	Cost risks

Government Payments	Generally nil—Possible income to government from upside profit sharing arrangement	Fixed availability payments paid throughout the concession period.

Balance Sheet Impact	Gradual recognition of the infrastructure asset over the concession period as an emerging asset.	Assets and liability recognized post-construction for finance leases

PPPs have been used in NSW for over 25 years, with one of the first projects being the Sydney Harbor Tunnel, for which the contract was awarded in 1986-87. Since then, many types of infrastructure have been procured by the NSW Government through PPPs. Listed below are major active PPPs in NSW.

Major Active PPP Projects in NSW

Sector/Project	Operation Commencement	Description
Roads

Sydney Harbour Tunnel	1992 (Contract commenced FY1987)	2.3km four lane underwater tunnel

M5 West Motorway	1992 (Contract commenced FY1992)	21km motorway in South West Sydney

M2 Motorway	1997 (Contract commenced FY1995)	21km, 3-4 lane motorway to North Western Sydney

Eastern Distributor	1999 (Contract commenced FY1998)	6km tunnel between City CBD and Sydney airport

Cross City Tunnel	2005 (Contract commenced FY2003)	2.1km tunnels under the Sydney CBD

M7 Motorway	2005 (Contract commenced FY2003)	40km, four-lane motorway between the M5 and M2

Lane Cove Tunnel	2007 (Contract commenced FY2004)	3.6km twin tunnels under Lane Cove

M2 Motorway Upgrade	Contract commenced FY2011	Widening of existing sections of roadway from two to three lanes, the Norfolk Rd twin tunnels, the addition of new access ramps, and the upgrade of operational management and control systems

M5 South West Motorway Widening	Contract commenced FY2012	Widening the M5 South West Motorway from two to three lanes in each direction generally from King Georges Road, Beverly Hills to Camden Valley Way, Prestons

Education

New Schools	2004-05 (Contract commenced FY2003)	9 new public schools across NSW

Sector/Project	Operation Commencement	Description
New Schools 2	2007-10 (Contract commenced FY2006)	7 new public schools, 2 high schools and 1 special development school

Rail

Sydney Light Rail: Ultimo – Pyrmont	Contract commenced FY1995	Operation of rail services in Sydney’s Inner West

Airport Line	2000 (Contract commenced FY1995)	Construction, operations and maintenance of 4 new stations

Parramatta Interchange	2006	Redevelopment of Parramatta Station

RailCorp Rolling Stock	Contract commenced FY2007	Agreement to build and maintain 626 new Waratah carriages for 30 years

Chatswood Interchange	2008	Reconfiguration of Chatswood station

Waratah Rolling Stock	2011 (Contract commenced FY2006)	76 new trains and new maintenance facility

Water

Macarthur Treatment	1995 (Contract commenced FY1994)	Water treatment plant in Campbelltown area

Illawarra Treatment	1996-97 (Contract commenced FY1995)	Water filtration plant and associated maintenance

Prospect Treatment	1996-2002 (Contract commenced FY1994)	Water filtration and supernatant filtration plant

Prospect Supernatant Filtration	Contract commenced FY2001	To finance, design, build, own and operate the Supernatant Filtration Plant (PSFP) at Prospect Reservoir.

Eastern Creek Alternative Waste Plant	Contract commenced FY2003	The financing, design, construction and operation of an alternative waste treatment (AWT) facility on the Eastern Creek land-fill site

Rosehill Water	2011 (Construction commenced FY2009)	Recycled water treatment plant and distribution network

Health

Hawkesbury Hospital	1996 (Contract currently being renewed)	127 bed hospital and community health facilities

Long Bay Prison and Forensic Hospital	2008 (Contract commenced FY2006)	85 bed Prison Hospital to replace an existing facility New 135 bed Forensic Hospital

Newcastle Health Centre	2007-09	Development of a mixed medical / commercial to accommodate a new Community Health

Newcastle Mater Hospital	Contract commenced FY2006	6-bed acute mental health facility on the Mater Hospital site

Orange & Health Services	2011 (Contract commenced FY2008)	New Orange hospital and new health facilities Refurbishment of existing builds at Bloomfield

Royal North Shore	2011 – current (Contract commenced FY2009)	New health facilities, refurbishments and multi-storey car park

Other

Blue Mountains Sewage Transfer Tunnel	1996 (Contract commenced FY1994)	Sewage transfer tunnel owned and financed by private sector, but controlled by the State

Olympic Village	Contract commenced FY1997	Planning, financing, designing, constructing, fitting, reinstating, marketing and selling of Sydney’s Olympic Village.

Stadium Australia	1999 (Contract commenced FY1997)	Commissioning stadium in its Olympic configuration and reconfiguring for other sporting events, plus operation and maintenance of the stadium

Sydney SuperDome	1999	Finance, plan, design, construct, and commission the SuperDome

Eastern Creek Waste	2004	Alternative waste treatment (AWT) facility on the Eastern Creek land-fill site

Sector/Project	Operation Commencement	Description
Colongra Gas Pipeline	2009	Build, own, operation and maintenance of a gas pipeline storage facility

Bonnyrigg Housing	Ongoing (Contract commenced FY2006)	Revitalisation of an 81-hectare housing estate

Colongra Gas Transport & Storage Facility	Contract commenced FY2008	The project involves a Build, Own, Operation and Maintenance (BOOM) arrangement between the private sector and NSW government of a gas pipeline storage facility.

Major Infrastructure Projects in the NSW Pipeline

Sector	Status	Description
Rail

North West Rail Link	Construction (Financial Close for Operations, Trains & Systems PPP contract reached in Sep 2014)	Eight new railway stations and 4,000 commuter car parking spaces to Sydney’s growing North West

Other

Darling Harbour Live	Construction (Financial close Dec 2013)	A$2.5 billion redevelopment of Darling Harbour with an associated commercial project

Four major infrastructure projects are currently being procured in NSW which may involve PPPs. A summary of these major infrastructure projects is provided below:

Sector	Status	Description
Roads

NorthConnex	Procurement	Build, operate and maintain a tolled motorway linking the M1 Pacific Motorway at Wahroonga to the Hills M2 Motorway at West Pennant Hills

WestConnex	Procurement	Widening of the M4 east of Parramatta, duplication of the M5 East and new sections of motorway to connect the two key corridors

Rail

Sydney Light Rail	Procurement	An A$1.6 billion project involving the construction of a 20km light rail system through the Sydney CBD. The project will be delivered through two contracts, including a PPP contract.

Health

Northern Beaches Hospital	Procurement	A new Northern Beaches Hospital, improvement of Mona Vale Hospital and $100 million investment in three new community health centres in Mona Vale, Seaforth and Brookvale

Business Asset Transactions

Upcoming Transactions

Electricity Networks

On June 10, 2014 the NSW Government announced a proposal for the long-term lease of 49% of the State’s electricity networks (consisting of TransGrid, Ausgrid, Endeavour Energy and Essential Energy) to unlock an estimated $20 billion for infrastructure projects across NSW. Under the proposal, the State would retain 100% stake in the regional distributor, Essential Energy.

The results of a scoping study considering, among other things, the staging and timing of transactions, the future management of retained holdings and how best to protect the public interest, were released on December 18, 2014. In those results, the NSW Government announced the long-term lease of 49% of the NSW electricity network will proceed, provided the NSW Government wins a mandate at the March 28, 2015 election and if it is deemed to be in the best interests of taxpayers. The study found that the network businesses would likely attract a broad range of domestic and international investors due to their long-term strategic value as regulated assets.

Proceeds from any long-term lease will flow to the Government’s infrastructure fund, Restart NSW, and be invested in priority infrastructure including roads and transport, healthcare and education facilities. INSW recently provided an Updated State Infrastructure Strategy 2014 which provides an assessment on the State’s long-term economic and social infrastructure needs and priorities.

Electricity Generators

In November 2011, the NSW Government announced that it would implement the recommendations of the Special Commission of Inquiry into the Electricity Transactions and divest the State’s electricity generators, development sites and the Cobbora coal mine. Legislation facilitating the electricity generator transactions received the Governor’s assent on June 5, 2012. On November 15, 2012, the Treasurer announced that the sale process for the generators would begin immediately and that they would be transacted sequentially during 2013 and 2014. Please refer below under “New South Wales Government Finances — Business Asset Transactions — Recently Completed Transactions” for further details on the sales of the State’s electricity assets that have occurred to date.

The only outstanding transaction for the State’s electricity assets is the sale of the Central Coast assets of Delta Electricity, which is expected to be completed by early 2015.

Monetization of Future Lottery Revenue Duties

The Government has completed an investigation and scoping study on the potential monetization of up to 50% of future lottery revenue duties, which indicated potential benefits for the State’s balance sheet and risk profile.

The Government has not yet decided whether or not to proceed with a monetization. NSW lottery revenue duties were budgeted to be A$365 million in 2014-15 in the Budget, and are predicted to rise to A$398 million in 2017-18.

Pillar

The Superannuation Administration Corporation is a State-owned corporation that trades as Pillar Administration (“Pillar”). This company provides superannuation administration services. In October 2013, the New South Wales Government announced a scoping study to investigate the future options for Pillar, including its potential sale. The scoping study recommendations have been received by the Government and continue to be considered. No final determinations have been made at this time on the study’s investigation of Pillar’s future ownership.

Long Service Corporation

The Long Service Corporation is a NSW Government agency that facilitates portable long service arrangements for the construction and contract cleaning industries.

The Government recently announced that it would investigate the potential for structural reforms to the Long Service Corporation to transfer responsibility for the portable long service schemes to entities more aligned with the industry sectors they serve.

The Long Service Corporation’s 2014-15 revised Budget forecast showed A$111 million in net assets (A$960 million total assets). It had been in deficit since 2007-08 (A$6 million deficit at June 30, 2013).

Recently Completed Transactions

Port Botany, Port Kembla and Port of Newcastle

In April 2013, after a six-month competitive bidding process, the NSW Government successfully finalized the long-term lease of Port Botany and Port Kembla. The lease was awarded to the NSW Port Consortium, which is 80% owned by Australian superannuation firms. The Consortium is comprised of three Australian firms (Industry Funds Management (IFM), Australian Super and QSuper) and Tawreed Investments Limited, a wholly owned subsidiary of the Abu Dhabi Investment Authority. The transaction delivered gross proceeds of A$5.07 billion and resulted in net proceeds of around A$4 billion being invested in the NSW Government’s infrastructure fund, Restart NSW. The price was 25 times annual earnings from the ports and easily exceeded their retention value.

In May 2014, one year after the completion of the Port Botany and Kembla leases, the NSW Government successfully finalized the long-term lease of Port of Newcastle. The lease was awarded to the Port of Newcastle Investments, a consortium equally comprising Hastings Funds Management and China Merchants Group. Both partners are well-known, long-term global infrastructure investors with a strong track record in asset ownership, operations and development. The transaction delivered gross proceeds of A$1.75 billion and resulted in net proceeds of more than A$1.5 billion being invested in Restart NSW.

The net proceeds of more than A$5.5 billion across these Ports transactions are expected to be used to address priority investment in roads, transport, schools and hospitals across NSW.

The long term leases of the ports have released capital that is expected to strengthen the State’s credit metrics and enhance the growth prospects of the ports through better access to global capital and infrastructure expertise.

The Newcastle, Botany and Kembla transactions have demonstrated the value investors place on quality infrastructure assets in NSW, and continues the NSW Government’s trend of recycling mature State-owned assets to fund major new infrastructure projects.

Electricity Generators

On August 1, 2013 the State completed a transaction with Origin Energy for the sale of Eraring Energy’s GenTrader assets, which consisted of the Eraring and Shoalhaven power stations whose trading rights were previously sold to Origin Energy under Generation Trading Agreements in 2010. The two deposits for capacity charges payable under the Eraring and Shoalhaven Generation Trading Agreements that the Crown has held since commencement of the GenTrader transactions were used to offset the total consideration of A$659 million to be paid by Origin to the State for purchasing the shares in Eraring Energy. After the offset, Origin paid A$50 million in cash proceeds to the State for the recent deal.

Similarly, on September 2, 2013 the State signed a transaction with EnergyAustralia for the sale of Delta Electricity’s GenTrader assets, which consisted of the Mt Piper and Wallerawang power stations whose trading rights were previously sold to EnergyAustrlaia under Generation Trading Agreements in 2010. The two deposits for capacity charges payable under the Mt Piper and Wallarawang Generation Trading Agreements that the Crown has held since commencement of the GenTrader transactions were used to offset the total consideration of A$475 million to be paid by EnergyAustralia to the State for purchasing the GenTrader assets of Delta Electricity. After the offset, EnergyAustralia paid A$160 million in cash proceeds to the State for the deal.

On July 17, 2014 the Government completed the sale of the renewable electricity generation assets previously owned by Green State Power to Trustpower for gross proceeds of A$72.2 million. On 2 September 2014, the sale of Macquarie Generation assets to AGL was completed for gross proceeds of A$1.5 billion. Net proceeds from the sales are paid into Restart NSW to fund critical infrastructure projects across NSW.

Sydney Desalination Plant

The NSW Government committed to refinance Sydney Water’s desalination plant to free up funds for infrastructure. The long-term lease of the Sydney desalination plant was successfully concluded on June 1, 2012, following a competitive international bid process. The State leased the desalination plant, pipeline and site for 50 years to a consortium including the Ontario Teachers’ Pension Plan and Hastings managed infrastructure funds. Gross proceeds of A$2.3 billion were well above the book value of the assets. After repaying debt held against the assets more than A$300 million was available to be invested in Restart NSW. The desalination plant was originally owned by a subsidiary of Sydney Water Corporation.

Energy Reform Project

In December 2010, the State executed energy reform transactions with the sale of three energy retail businesses, four generation development sites, and the generation trading rights to four power stations. TRUenergy (now EnergyAustralia), Origin Energy and Infratil were the successful bidders. The State received A$5.3 billion in gross proceeds for the energy reform transactions, and some of these proceeds were used to pay down the debt of Eraring Energy and Delta Electricity. For additional information, see “Economic Infrastructure — Electricity, Gas, Water & Waste Services” above.

NSW Lotteries

In March 2010, the former NSW Government announced the sale of NSW Lotteries and the granting of 40-year lottery licenses to Tatts Group. The transaction consisted of an up-front payment of A$850 million to the State, as well as A$160 million in cash and other assets transferred to the State. The price paid for the business and the licenses was considerably in excess of the retention value of the business to the NSW Government. The proceeds from the NSW Lotteries transaction were used to pay down debt and reduce superannuation liabilities.

The NSW Government will continue to receive duties from the sale of lottery products, estimated at more than A$330 million per year. These revenues are expected to continue to fund front-line (consumer) social services and infrastructure.

Special Vehicle License Plates Business

In September 2010, the former NSW Government announced that Plate Marketing Pty Ltd (part of the LicenSys group) had been appointed to operate and manage the myPlates special vehicle license plate business under a 15 year partnering arrangement. The arrangement is expected to deliver higher financial returns to the NSW Government through additional business growth, resulting from the use of private sector marketing and product development expertise.

WSN Environmental Solutions

The transfer of WSN Environmental Solutions to the private sector was completed in January 2011. The sale to SITA Environmental Solutions resulted in A$235 million of proceeds to the State. The price paid for the business was in excess of the retention value of the business to NSW. The State-owned Waste Assets Management Corporation retains and manages landfill sites not transferred as part of the transaction.

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Financial relations between the Commonwealth of Australia and the several Australian States and Territories are governed by the Australian Constitution. The Constitution specifies the powers of the Commonwealth of Australia and outlines the division of responsibilities between the levels of government and the revenue sources available to each level.

The Commonwealth of Australia has exclusive power under the Constitution to impose excise and customs duties and goods and services tax. In 1942, the Commonwealth of Australia assumed income tax imposition authority from the States and has since been the sole income taxing authority in Australia. The States and Territories impose payroll taxes, stamp duties and land taxes, while local governments impose charges based on the rateable value of real property.

Currently, no wealth taxes, estate or gift duties are levied in Australia. Capital gains tax is not payable on assets purchased or acquired before September 20, 1985, although gains on the sale of such property are taxed as income by the Commonwealth of Australia in particular circumstances.

State taxes tend to have narrower bases, are less economically efficient (because they tend to affect economic decision-making by private agents more) and have historically grown at slower rates than Commonwealth of Australia taxes. Under the Intergovernmental Agreement on the Reform of Commonwealth — State Financial Relations, agreed in June 1999, and subsequent agreements, the States and Territories undertook to progressively abolish a specific list of inefficient taxes in return for GST revenue payments from the Commonwealth of Australia. New South Wales has abolished all of the listed taxes, with the exception of stamp duty on business mortgages, non-real property transfers and non-quoted marketable securities, which will be reassessed when replacement revenue is available from reducing the low value GST import threshold.

Several sections of the Australian Constitution deal directly with Commonwealth of Australia-State financial relations. These include sections relating to the management of State debts and the payment of grants by the Commonwealth of Australia to the States, as described further below.

Loan Council

In 1923, the Australian Loan Council (the “Loan Council”) was established to coordinate borrowings by the Commonwealth of Australia and State and Territory Governments. The Loan Council consists of the Australian Prime Minister and the Head of each State and Territory. In practice, each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Federal Treasurer as Chairman.

While the Loan Council still exists, its primary function now is to promote transparency of public sector financing. Each year, the Commonwealth of Australia, State and Territory Governments nominate the amounts they expect to borrow (known as “Loan Council Allocations”) and the Loan Council meets to consider and approve these nominations. These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each Government’s financial performance.

Commonwealth of Australia Payments to the States and Territories

A central issue in Commonwealth of Australia-State relations is the high level of “Vertical Fiscal Imbalance” in Australia: that is, the mismatch between the revenue-raising capacity and spending responsibilities of different levels of government. State Governments have limited revenue-raising capacity and large spending responsibilities whereas the Commonwealth of Australia raises much more revenue than it needs for its own purposes.

To remedy this situation, the Commonwealth of Australia makes payments to the States for both recurrent and capital purposes. Such payments are permitted under section 96 of the Constitution and are subject to any terms and conditions that the Commonwealth of Australia thinks fit. The payments fall into two broad categories: “general purpose” or “untied” payments, which the States and Territories are free to spend as they wish; and “specific purpose” or “tied” payments, which are subject to conditions specified by, or agreed with, the Commonwealth of Australia. Generally, specific purpose payments require that the funds provided be expended for a particular purpose and may be subject to detailed conditions regarding project approval and reporting requirements.

Commonwealth of Australia payments to NSW are expected to total A$27.2 billion in 2014-15, representing approximately 41% of total NSW Budget revenue for the year. Approximately 62% of these payments are “untied”.

The overall structure of Commonwealth of Australia payments to the States and Territories is set out in periodic agreements entered into by all parties. The Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations agreed in June 1999 was replaced, in December 2008, by the Intergovernmental Agreement on Federal Financial Relations (“IGAFFR”). IGAFFR left the framework for general purpose payments unchanged but made major changes to the structure of specific purpose payments.

General Purpose Payments

The current framework for Commonwealth of Australia general purpose payments to the States was set out in the Intergovernmental Agreement of June 1999 and carried into the IGAFFR. The key provisions are that:

•	from July 1, 2000, the Commonwealth of Australia pays to the States and Territories all the revenue it collects from the GST;

•	the States and Territories can spend these GST revenues as they wish; and

•	the GST revenue is distributed among the States and Territories in accordance with the principle of Horizontal Fiscal Equalization.

The Horizontal Fiscal Equalization principle seeks to ensure that all States and Territories have the fiscal capacity to provide services and associated infrastructure of a similar standard to their citizens provided they make similar efforts to raise their own revenue and operate at average levels of efficiency. The Commonwealth Grants Commission, established in 1933, assesses the financial capacity of each State and Territory to raise revenue and provide services and infrastructure, and advises the Federal Treasurer (who ultimately, after consultation with the States and territories, can accept or reject the Commonwealth Grants Commission’s advice) on how to distribute the available GST revenue grants among the States and Territories.

The NSW share of total Commonwealth Government GST revenue payments to the States has been around 31% between 2010-11 and 2014-15. This compares with NSW’s share of the total Australian population of around 32%. General purpose payments to NSW in 2014-15 are expected to be A$16.8 billion, 5.8% above the previous year, and are forecast to grow on average by 4.5% per annum over the four year period from 2013-14 to 2017-18.

The Commonwealth Grants Commission (the “Commission”) reviews the method it uses to assess State fiscal capacities to provide services and infrastructure every five years or so. For its 2015 review, the Commission also was asked by the Commonwealth Government to consider several recommendations of the Commonwealth Government’s Review of the GST Distribution, which reported in November 2012, including recommendations relating to the assessment of State transport infrastructure investment, State mining revenue and State mining-related expenditure.

Such reviews can have implications for State shares of Commonwealth GST revenue payments that are impossible to predict. The Commission is scheduled to present the final report of its 2015 review to Commonwealth and State Governments by the end of February 2015.

Specific Purpose Payments

The 2008 IGAFFR made significant changes to the framework for specific purpose payments. It divided specific purpose payments into two types: National Agreements and NPPs.

Under the new system there are six National Agreements, covering the policy areas of healthcare, education, skills and workforce development, disability, affordable housing and national indigenous reform. Each National Agreement clarifies the roles and responsibilities of the levels of government and specifies the objectives, outcomes, outputs and performance indicators to guide States in their delivery of service in each policy area. National Agreements do not include financial or other input controls. Reporting against high level performance indicators and independent publication of comparative analysis of performance are the key mechanisms for promoting accountability.

National Agreements payments from the Commonwealth of Australia provide States and Territories with funding to facilitate and support the delivery of ongoing services. In contrast, NPPs are used to support the delivery of specific outputs or projects and to facilitate and reward state microeconomic reforms. Reform facilitation payments may be paid to States in advance, in recognition of expected up-front costs. However, reform reward payments are paid to a State only after an independent assessment has demonstrated that performance benchmarks have been achieved.

Specific purpose payments to NSW in 2014-15 are projected to be A$10.5 billion, 8.3% lower than in the previous year. These comprise A$7.9 billion of National Agreement payments, 6.6% higher than in the previous year, and A$2.6 billion of National Partnership Payments, 34.6% below the previous year. Over the three year period from 2014-15 to 2017-18, National Agreement payments are projected to increase at an average annual rate of 7.1%, while NPPs are projected to decline at an average annual rate of 5.2%, reflecting the focused nature of the payments.

Federation Taxation Reform

The Commonwealth Government is working to develop White Papers on Tax Reform and Reform of the Federation (the “Tax White Paper”) and has commenced a dialogue with all state and territory governments, business, non-government experts and the community about ways in which both the Federation and the Australian tax systems could be improved.

The Tax White Paper is expected to build on the 2010 report, Australia’s Future Tax System, which argued the tax system can be made more efficient while maintaining total revenue, by shifting from inefficient taxes (e.g., taxes on transactions such as insurance or real estate transfers) towards more efficient taxes (e.g., broad-based taxes on income, consumption or land). The NSW Government considers that a wide-ranging review covering all Australian taxes would provide the best opportunity for improving the efficiency and fairness of the national tax system.

Independently of the Tax White Paper process, the NSW Government is proceeding with reforms of its own tax bases. Transfer duty concessions have already been refocused to enhance incentives for new home construction. Indexation of the payroll tax threshold has been abolished in order to gradually broaden the tax base over time.

The Government is also examining the funding of fire and emergency services, including a possible replacement of the existing insurance-based levy with a property-based levy. Decisions in this area are awaiting an assessment report to be delivered in the first half of 2015 analyzing the experience of recent similar reforms in Victoria.

The NSW Treasurer has taken a leading role in promoting national discussions on state tax reform, encouraging other state and territory Treasurers to put to the Australian Government reform proposals including:

•	lowering the threshold at which the national GST applies to imported goods;

•	improving the enforcement of the GST and tightening loopholes;

•	sharing part of the Australian Government’s income tax revenue base and using this revenue to reduce inefficient state taxes;

•	Australian Government compensation to state governments for the loss of revenue streams in the nature of income tax when they privatize government owned businesses; and

•	harmonization of state taxes and red tape reduction.

The Commonwealth Government has indicated that the Tax White Paper has the aim of ‘reducing and ending, as far as possible, the waste, duplication and second guessing between different levels of government’. The NSW Government supports the Tax White Paper, and hopes it will ensure sustainable funding arrangements are developed that allow New South Wales revenue raising capabilities to align with its expenditure responsibilities both now and in the future.

Decisions in the 2014-15 Commonwealth Budget

Decisions taken in the 2014-15 Commonwealth Budget are estimated to have reduced funding from the Commonwealth Government to NSW by around $2.2 billion over the five years to 2017-18. Funding to support previously negotiated and committed agreements in areas such as health, education and the provision of concessions to pensioners was unilaterally and significantly reduced.

The NSW 2014-15 Budget was developed after the Commonwealth announcements and included updates to mitigate part of the effect over the forward estimates.

An additional $3.5 billion was provided over five years primarily as a contribution for significant transport infrastructure projects being undertaken by New South Wales.

Education

The National Education Reform Agreement (“NERA”) saw Commonwealth, state and territory governments agree to significantly reform and increase funding to education from 2014-2019. However, in its 2014-15 Budget, the Commonwealth stated its intention to cease additional NERA funding after 2017, and to only index the payments for the last two years at the rate of the CPI. This unilateral decision by the Commonwealth Government represents a reduction to New South Wales of $1.3 billion over the two years 2018 and 2019.

Health Reform

In August 2011, the NSW Government, along with the Governments of all other states and territories, signed the new National Health Reform Agreement (“NHRA”). The goals of the agreement are to improve local decision making, integration between the different health services (primary, community and acute), performance reporting, accountability and the sustainability of public hospitals.

Under the NHRA, NSW retains responsibility for managing the State’s public hospital system while the Commonwealth of Australia assumes lead responsibility for primary health and aged care services.

Key elements of the NHRA include:

•	the establishment of Local Health Districts, in order to increase local responsiveness and accountability;

•	the phasing in of activity based funding from 2012-13 to 2014-15;

•	continuation of block funding where activity based funding is not appropriate, such as with smaller facilities;

•	Commonwealth of Australia and State payments to Local Health Districts for activity based funded services, made from a national funding pool;

•	establishment of the Independent Hospital Pricing Authority to set a national efficient price for health services and creation of a National Health Performance Authority to oversee standardized national health reporting; and

•	Commonwealth of Australia funding of 45% of growth in the efficient price of public hospital services from 2014-15.

The 2014-15 Commonwealth Budget announced that from the start of 2017-18 activity-based funding would cease and the level of funding would be indexed by growth in the Consumer Price Index and population.

National Carbon Pricing

The Commonwealth Government carbon tax legislation was repealed by the Commonwealth Government on July 17, 2014, with effect from July 1, 2014.